02028991

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PTT Exploration Production Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3827 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 5/14/02

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited



รายงานประจำปี

ANNUAL REPORT

Reg. No 059-C

File No. 82-3827



พื้นที่ปิโตรเลียมนวมินทร์
Navamindra Petroleum Area

พระบาทสมเด็จพระเจ้าอยู่หัว ทรงพระกรุณาโปรดเกล้าโปรดกระหม่อมพระราชทานชื่อพื้นที่ผลิตปิโตรเลียมโครงการบงกชและโครงการอาทิตย์ว่า "พื้นที่ปิโตรเลียมนวมินทร์" เนื่องในโอกาสครบรอบ 15 ปี ของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)


B14A
ต้นสัก
Ton Sak
B15A
B15
บงกช
Bongkot
B16A
B16
ต้นนกยูง
Ton Nok Yoong
B17
ต้นคูณ
Ton Koon
พื้นที่ผลิตปิโตรเลียม
Production Area
แหล่งพิสูจน์ทราบแล้ว
Discovered Field
แหล่งศักยภาพ
Potential Area
0
40 KM

His Majesty the King graciously bestowed the name "Navamindra Petroleum Area" to PTT Exploration and Production Public Company Limited (PTTEP) as Production licensed area of Bongkot and Arthit Projects on the Occasion of PTTEP 15th Anniversary.

ประกอบธุรกิจหลักในการลงทุนและดำเนินการสำรวจ พัฒนา และผลิตปิโตรเลียม รวมทั้งกิจการต่อเนื่องที่มีความสำคัญเชิงกลยุทธ์ทั้งในและนอกประเทศ

To conduct our core business by operating and investing in petroleum exploration, development, production, and strategic related business in Thailand and overseas

พันธกิจ



วิสัยทัศน์

เป็นบริษัทสำรวจและผลิตปิโตรเลียมชั้นนำที่มีความสามารถ วิถีทางในการดำเนินการ และศักยภาพในการแข่งขันระดับแนวหน้าของโลก

The Leading Petroleum Exploration and Production Company with Operational Excellence, International Best Practices, and World-Class Competitive Strengths





ค่านิยม

ปตท.สผ. ให้ความสำคัญกับบุคลากรที่มีความเชี่ยวชาญระดับมืออาชีพ มีคุณลักษณะดี ใฝ่หาความรู้ ถ่ายทอด แลกเปลี่ยนประสบการณ์ และทุ่มเทเพื่อผลงานที่เป็นเลิศ

Skilled People with high character willing to learn and dedicated to achieving excellence

นโยบายด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม

POLICY on Health, Safety and Environment

ในการประกอบกิจการปิโตรเลียมตามภาระหน้าที่ ปตท.สผ. จะกระทำทุกวิถีทางเยี่ยงผู้ดำเนินการที่ดี เพื่อให้มั่นใจว่าจะไม่ก่อให้เกิดผลกระทบด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม ต่อพนักงานและทรัพย์สินของ ปตท.สผ. ผู้รับเหมา สาธารณชน และระบบนิเวศน์ที่เกี่ยวข้อง

เพื่อให้บรรลุเจตจำนงดังกล่าว ปตท.สผ. จะดำเนินการ ดังต่อไปนี้

- มุ่งมั่นให้ผู้บริหารให้ความสำคัญสูงสุดในการดำเนินงานที่ถูกหลักเกณฑ์ด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม
- มุ่งมั่นให้กิจกรรมและการดำเนินงานต่าง ๆ ของ ปตท.สผ. สอดคล้องหรือมีมาตรฐานสูงกว่าข้อกำหนด กฎหมาย และข้อบังคับอื่น ๆ ด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม
- มุ่งมั่นให้เกิดการสำรวจ วิเคราะห์ และควบคุมอันตรายทั้งหลายที่อาจเกิดจากกิจกรรมต่าง ๆ ของบริษัทฯ โดยประสานระบบการจัดการด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม
- มุ่งมั่นให้พนักงาน ปตท.สผ. และผู้รับเหมาได้รับการฝึกอบรม และพัฒนาจิตสำนึกด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม
- จัดให้มีสภาพแวดล้อมในการทำงานที่ปลอดภัย ตลอดจนส่งเสริมให้มีการปฏิบัติงานอย่างปลอดภัย และการมีส่วนร่วมจากพนักงานทุกคนในการป้องกันและรายงานอุบัติเหตุ อุบัติการณ์ สภาพการปฏิบัติงาน และสภาวะที่ไม่ปลอดภัย

PTTEP, in conducting exploration and production of petroleum and other activities in accordance with its mission, strives at all times to achieve a manner of conduct which ensures that incidents affecting the health and safety of its employees, contractors and members of the public, the ecological environment and the integrity of its assets shall not occur.

Therefore, in keeping with the Company's mission, PTTEP shall

- Ensure that corporate management attaches the highest priority to maintaining sound HSE practices.
- Ensure that HSE standards meet and, where possible, exceed all regulatory requirements.
- Ensure that all hazards are identified and the necessary controls are implemented through the integration of HSE management system.
- Ensure that each employee and contractor has adequate HSE awareness and training.
- Provide safe working conditions and encourage safe working practices and participation of all employees in the prevention of accidents, incidents, unsafe acts and/or conditions and, particularly, in the reporting of same.

- ป้องกันมิให้เกิดโรคจากการทำงาน และส่งเสริมให้พนักงาน ปตท.สผ. ผู้รับเหมา มีสุขภาพอนามัยที่ดี
- ปรับปรุงผลการดำเนินงานด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อมอย่างต่อเนื่อง โดยการศึกษาหาข้อบกพร่องต่าง ๆ ที่มีในการดำเนินงานแต่แรกเริ่ม การสืบสวนอุบัติเหตุ และอุบัติการณ์ การวิเคราะห์หาสาเหตุที่แท้จริงและการดำเนินการแก้ไข
- มุ่งมั่นให้กิจกรรมต่าง ๆ ของบริษัทฯ พัฒนาแบบยั่งยืนโดยใช้ทรัพยากรธรรมชาติ และผลิตของเสียน้อยที่สุด
- คัดเลือกผู้ร่วมค้า และผู้ร่วมทุน ที่ยึดหลักการปฏิบัติด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อมที่สอดคล้องกับ ปตท.สผ.
- เผยแพร่ข้อมูลเกี่ยวกับเป้าหมาย และผลการดำเนินงานในเรื่องสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อมต่อสาธารณชน

- Prevent all occupational diseases and promote the health of all concerned.
- Continually improve HSE performance, by pro-actively, looking for areas of weakness, investigating accidents and incidents, identifying the root causes, and implementing solutions.
- Ensure that PTTEP activities, by minimizing wastes and resource usage, are ecologically sustainable.
- Select its industrial and commercial partners on the basis of their adoption of compatible rules for the protection of health, safety and the environment.
- Publicly report information about HSE goals and HSE performances.

(นายจิตรพงษ์ กว้างสุขสถิตย์)
กรรมการผู้จัดการใหญ่
4 มกราคม 2543

(Chitrapongse Kwangsukstith)
President
January 4, 2000

Highlights

อัตราส่วนทางการเงิน
Financial Ratio

	2542 1999	2543 2000	2544 2001
สินทรัพย์รวม(ล้านบาท) Total assets (million baht)	52,876	63,981	77,712
หนี้สินรวม(ล้านบาท) Total liabilities (million baht)	35,192	41,686	46,594
ส่วนของผู้ถือหุ้น(ล้านบาท) Total shareholders' equity (million baht)	17,684	22,295	31,118
รายได้จากการขาย(ล้านบาท) Sales revenue (million baht)	13,050	21,519	27,518
รายได้รวม(ล้านบาท) Total revenues (million baht)	14,745	22,418	29,310
กำไรสุทธิ(ล้านบาท) Net income (million baht)	2,046	5,201	10,895
อัตรากำไรสุทธิต่อรายได้รวม(%) Net Profit on revenues (%)	13.88	23.20	37.17
อัตราผลตอบแทนต่อส่วนของผู้ถือหุ้น(%) Return to shareholders (%)	11.81	26.02	40.79
อัตราผลตอบแทนจากสินทรัพย์รวม(%) Return to total assets (%)	4.12	8.90	15.38
กำไรสุทธิต่อหุ้น(บาท) Net income (loss) per share (baht)	6.28	7.98	16.71
เงินปันผลเสนอจ่ายต่อหุ้น(บาท) Proposed Dividend per share (baht)	1.50	3.00	6.00
มูลค่าตามบัญชีต่อหุ้น(บาท) Book value per share (baht)	54.25	34.20	47.73
หุ้นสามัญที่ออกและชำระแล้ว(ล้านหุ้น) Share issued and fully paid - up (million shares)	326	652	652

หมายเหตุ :

- เมื่อวันที่ 30 สิงหาคม 2543 ที่ประชุมวิสามัญผู้ถือหุ้นของ ปตท.สผ. ได้มีมติอนุมัติให้ ปตท.สผ. เปลี่ยนแปลงมูลค่าหุ้นที่ตราไว้ (Par Value) จากหุ้นละ 10 บาท เป็นหุ้นละ 5 บาท พร้อมทั้งแก้ไขจำนวนหุ้นสามัญในหนังสือบริคณห์สนธิจาก 327.2 ล้านหุ้น เป็น 654.4 ล้านหุ้น
- ในปี 2544 ปตท.สผ. ได้เปลี่ยนแปลงนโยบายการบัญชีเกี่ยวกับการบันทึกบัญชีเงินลงทุนในบริษัท Taninthayi Pipeline Company LLC ซึ่งเป็นบริษัทที่เกี่ยวข้องกัน โดยเปลี่ยนจากวิธีราคาทุนเป็นวิธีส่วนได้เสียในงบการเงินเฉพาะกิจการและใช้วิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวม และเปลี่ยนจากวิธีส่วนได้เสียเป็นวิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวมสำหรับบริษัท Moattama Gas Transportation Company

NOTE :

- On August 30, 2000, PTTEP's Extraordinary Shareholder's Meeting approved the adjustment of the par value of the Company's shares from Baht 10 to Baht 5, and the amendment of registered ordinary shares in the Company's memorandum of association from 327.2 million shares to 654.4 million shares.
- In 2001 PTTEP has changed its accounting policy for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company.

ปริมาณสำรองปิโตรเลียมพิสูจน์แล้ว
Petroleum Proved Reserves


ล้านบาร์เรลเทียบเท่าน้ำมันดิบ
MMBOE
778
779
829*
42 99
43 00
44 01
ปี/Year

* รวมปริมาณสำรองของโครงการเมดโก เอนเนอร์ยี
Included Medco Energi Project

ปริมาณการผลิตปิโตรเลียม
Petroleum Production Volumes


บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน
BOED
~74,000
~84,000
~99,000
42 99
43 00
44 01
ปี/Year

ปริมาณการขายปิโตรเลียม
Petroleum Sales Volumes


บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน
BOED
66,462
80,316
91,623
42 99
43 00
44 01
ปี/Year

สินทรัพย์รวม
Total Assets


ล้านบาท
Million baht
52,876
63,981
77,712
42 99
43 00
44 01
ปี/Year

รายได้รวม
Total Revenues


ล้านบาท
Million baht
14,745
22,418
29,310
42 99
43 00
44 01
ปี/Year

กำไรสุทธิ
Net Income


ล้านบาท
Million baht
2,046
5,201
10,895
42 99
43 00
44 01
ปี/Year

โครงสร้างรายได้ของ ปตท.สผ. และบริษัทย่อย

Structure of PTTEP and Its Subsidiaries

โครงการของ ปตท.สผ. และบริษัทย่อย เฉพาะส่วนที่เป็นธุรกิจหลักในการสำรวจและผลิตปิโตรเลียมที่ก่อให้เกิดรายได้ในปัจจุบันมีทั้งสิ้น 8 โครงการ คือ โครงการบงกช โครงการไพลิน โครงการเอส 1 โครงการอี 5 โครงการยูโนแคล 3 โครงการพีทีทีอีพี 1 โครงการยาดานา และโครงการเยตากุน นอกจากนั้น ปตท.สผ. และบริษัทย่อย ยังมีรายได้จากการบริการท่อขนส่งก๊าซฯ ซึ่งเป็นรายได้ตามสัดส่วนใน บริษัท MGTC และ TPC ที่เกิดจากการให้บริการท่อขนส่งก๊าซฯ แก่ Myanmar Oil and Gas Enterprise (MOGE)

The E&P projects which generated revenues for PTTEP and its subsidiaries comprised eight projects: Bongkot, Pailin, S1, E5, Unocal III, PTTEP1, Yadana and Yetagun. In addition, PTTEP and its Subsidiaries proportionately recorded revenues from gas pipeline transportation which MGTC and TPC rendered to Myanmar Oil and Gas Enterprise (MOGE).

ผลิตภัณฑ์ Products	ดำเนินการโดย Operated by	% การถือหุ้นของบริษัท % of PTTEP Share	2542/1999 รายได้ (ล้านบาท) Revenue (million baht)	2542/1999 %	2543/2000 รายได้ (ล้านบาท) Revenue (million baht)	2543/2000 %	2544/2001 รายได้ (ล้านบาท) Revenue (million baht)	2544/2001 %
น้ำมันดิบ	ปตท.สผ./PTTEP	-	1,294.8	8.8	2,219.5	9.9	1,898.9	6.5
Crude oil	ปตท.สผ.อ/PTTEPI	99.99	101.1	0.7	184.1	0.8	184.4	0.6
ก๊าซธรรมชาติ	ปตท.สผ./PTTEP	-	8,500.6	57.7	13,102.9	58.4	15,442.7	52.7
Natural gas	ปตท.สผ.อ/PTTEPI	99.99	17.0	0.1	1,580.9	7.1	5,286.7	18.0
	พีทีบี พาร์ทเนอร์/PTB Partner [1]	100.00	390.0	2.6	-	-	-	-
ก๊าซแอลพีจี/LPG	ปตท.สผ./PTTEP	-	183.1	1.2	291.3	1.3	282.7	1.0
คอนแดนเสท	ปตท.สผ./PTTEP	-	1,930.1	13.1	4,140.1	18.5	4,258.6	14.5
Condensate	ปตท.สผ.อ./PTTEPI	99.99	-	-	-	-	164.2	0.6
	พีทีบี พาร์ทเนอร์/PTB Partner [1]	100.00	66.4	0.5	-	-	-	-
การบริการท่อขนส่งก๊าซ	MGTC [2]	25.50	1.3	0.0	156.8	0.7	580.7	2.0
Gas Pipeline transportation	TPC [2]	14.1667	-	-	19.3	0.1	82.1	0.3
ส่วนแบ่งกำไรจากเงินลงทุนโดยวิธีส่วนได้เสีย Share of profit from investment under equity method	ปตท.สผ.อ./PTTEPI	99.99	-	-	-	-	82.5	0.3
รายได้อื่น	ปตท.สผ./PTTEP	-	83.0	0.6	330.8	1.5	347.3	1.2
Other revenues	ปตท.สผ.อ/PTTEPI	99.99	237.5	1.6	390.6	1.7	622.8	2.1
	PTTEPO	75.00	-	-	-	-	8.4	0.0
	PTTEP KV [2]	100.00	-	-	-	-	0.2	0.0
	PTTEP SV [2]	100.00	-	-	-	-	0.1	0.0
	MGTC [2]	25.50	-	-	-	-	64.1	0.2
	TPC [2]	14.1667	-	-	0.8	0.0	3.8	0.0
	พีทีบี พาร์ทเนอร์/PTB Partner [1]	100.00	670.8	4.5	0.6	0.0	-	-
รายได้ส่วนของผู้ถือหุ้นอื่นก่อนรวมกิจการ Pre-acquisitions Revenues	พีทีบี พาร์ทเนอร์/PTB Partner [1]	100.00	1,269.2	8.6	-	-	-	-
	รวม / Total	-	14,744.9	100.0	22,417.7	100.0	29,310.2	100.0

[1] *ในวันที่ 11 สิงหาคม 2543 พีทีบี พาร์ทเนอร์ ได้จดทะเบียนเลิกบริษัทกับกระทรวงพาณิชย์ และอยู่ระหว่างการชำระบัญชี*
On August 11, 2000, PTB Partner registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.

[2] *ถือหุ้นโดย PTTEPO / Holds by PTTEPO*

สรุป

สำหรับปี 2544 ปตท.สผ. และบริษัทย่อยมีรายได้รวมทั้งสิ้น 29,310 ล้านบาท เมื่อเทียบกับปี 2543 จำนวน 22,418 ล้านบาท เพิ่มขึ้นร้อยละ 31 เนื่องจากรายได้จากการขายเพิ่มขึ้น 5,999 ล้านบาท หรือร้อยละ 28 รายได้ที่เพิ่มขึ้นเป็นผลมาจากปริมาณการขายก๊าซธรรมชาติที่เพิ่มขึ้นของโครงการยาดานา โครงการบงกช และโครงการเยตากุน ประกอบกับราคาขายผลิตภัณฑ์เฉลี่ยที่สูงขึ้นในปี 2544

Conclusion

For 2001, PTTEP and its subsidiaries' total revenues were Baht 29,310 million, an increase of 31% when compared with Baht 22,418 million in 2000. The increases resulted from higher sales volume from Yadana, Bongkot and Yetagun projects and higher average petroleum prices in 2001, both of which amounted to Baht 5,999 million or an increase of 28%.

สารจากประธานกรรมการ

from the Chairman



นายมนู เลียวไพโรจน์

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) หรือ ปตท.สผ. ได้ดำเนินการประกอบธุรกิจด้านการสำรวจและผลิตปิโตรเลียมเพื่อนำพลังงานทั้งจากภายในและภายนอกประเทศมาเพื่อคนไทยได้ใช้ประโยชน์ นับเป็นปีที่ 16 แล้ว จากที่ได้เริ่มก่อตั้งเมื่อปี 2528 สำหรับปี 2544 แม้ภาพรวมเศรษฐกิจของประเทศไม่มีการขยับขยายมากนัก และยังได้รับผลกระทบจากวิกฤตเศรษฐกิจโลกหลังเหตุการณ์เมื่อวันที่ 11 กันยายน 2544 อันส่งผลให้ราคาน้ำมันในตลาดโลกลดลงอย่างต่อเนื่อง ปตท.สผ. ก็ยังมิได้รับผลกระทบในทันที อันเนื่องจากผลิตภัณฑ์ปิโตรเลียมส่วนใหญ่ของ ปตท.สผ. เป็นก๊าซธรรมชาติซึ่งราคาจะปรับตามหลังในระยะเวลาพอสมควร และด้วยเหตุที่ปริมาณการผลิตปิโตรเลียมในปัจจุบันของประเทศไทยยังมีน้อยกว่าความต้องการใช้ภายในประเทศ ดังนั้น ปตท.สผ. จึงยังสามารถปรับเพิ่มปริมาณการขายปิโตรเลียมให้มากขึ้นได้

ในปี 2544 ปตท.สผ. ได้เน้นกลยุทธ์การขายมากขึ้นและให้ได้ประโยชน์ร่วมกันทุกฝ่าย ไม่ว่าจะเป็นผู้ซื้อ ผู้ขาย ตลอดจนประเทศชาติซึ่งยังอยู่ในระยะของการฟื้นฟูสภาพเศรษฐกิจ ปตท.สผ. จึงได้ตกลงในหลักการร่วมกับผู้ร่วมทุน

For 16 years since our foundation in 1985, PTTEP has been actively involved in the acquisition, exploration and production of petroleum in Thailand and overseas to bring energy to the Thai people. In 2001 the murky economic picture in Thailand was further clouded by the shock of September 11, which caused global oil prices to take an extended dive. However, PTTEP was not immediately affected by these circumstances, since most of our reserves are natural gas, prices for which are subsequently adjusted to the oil prices after a considerable delay period. Moreover, Thailand's petroleum production today is still lower than domestic demand; therefore there is room for PTTEP to increase its volume of petroleum sales.

In 2001, when the country's economy was gradually recovering, PTTEP focussed its sales strategy on the benefit of buyers, sellers, and the nation as a whole. Accordingly, PTTEP agreed with

โครงการบงกชที่จะชดเชยสิทธิของ ปตท. ซึ่งเป็นลูกค้าหลักในการนำปริมาณรับซื้อก๊าซธรรมชาติส่วนที่มากกว่าที่กำหนดไว้ตามสัญญา (Carry Forward Gas) มาหักจากปริมาณที่จะรับซื้อตามสัญญาในอนาคต เพื่อให้โครงการบงกชสามารถรักษาระดับการขายไว้ได้ตามสัญญา และยังได้ลดราคาก๊าซฯ กรณีมีการซื้อก๊าซฯ เกินกว่าสัญญาในปริมาณที่กำหนดของโครงการบงกช และโครงการยูโนแคล 3 ให้กับ ปตท. เพื่อจูงใจให้รับก๊าซฯ มากขึ้น พร้อมกันนี้ ปตท.สผ. ก็ได้ผลักดันให้มีการใช้ก๊าซฯ จากโครงการยาดานา และโครงการเยตากุนเพิ่มขึ้นด้วย และด้วยกลยุทธ์ของ ปตท.สผ. ที่เดินมาอย่างต่อเนื่องในการที่จะขยายการลงทุนไปในเอเชียแปซิฟิค และตะวันออกกลาง ปตท.สผ. จึงได้ขยายฐานทางธุรกิจเข้าไปในประเทศอินโดนีเซีย โดยเข้าร่วมทุนในบริษัท New Link ซึ่งเป็นผู้ถือหุ้นในบริษัท MEDCO ซึ่งเป็นบริษัทสำรวจและผลิตปิโตรเลียมที่จดทะเบียนอยู่ในตลาดหลักทรัพย์แห่งประเทศอินโดนีเซียอีกด้วย

การดำเนินงานในโครงการต่าง ๆ ทั้งที่ ปตท.สผ. เป็นผู้ดำเนินการ และโครงการร่วมทุนประสบความสำเร็จเป็นที่น่าพอใจ โดยเฉพาะผลสำรวจในโครงการอาทิตย์ พบศักยภาพปิโตรเลียมสูง และสามารถที่จะพัฒนาเป็นแหล่งผลิตได้ในเร็ว ๆ นี้

แม้ ปตท.สผ. ได้มีการลงทุนสูงในปี 2544 แต่ด้วยศักยภาพในทางการเงินที่มั่นคง ปตท.สผ. ยังได้คืนเงินกู้ต่างประเทศก่อนกำหนดจำนวน 64.80 ล้านเหรียญสหรัฐฯ ให้กับ The Industrial Bank of Japan, Limited และคณะ อันส่งผลให้อัตราส่วนเงินกู้ระยะยาวต่อส่วนของผู้ถือหุ้นลดลง

ในด้านการบริหารการจัดการ ปตท.สผ. ได้ปรับปรุงโครงสร้างภายในและระบบระเบียบต่าง ๆ เพื่อสนับสนุนการขยายตัวของธุรกิจในอนาคต ให้การสนับสนุนการเป็นองค์กรแห่งการเรียนรู้อย่างต่อเนื่อง และที่สำคัญ ปตท.สผ. ได้จัดให้มีหลักการกำกับดูแลกิจการของ ปตท.สผ. ที่ชัดเจนขึ้น เพื่อเป็นรากฐานสำหรับการดำเนินธุรกิจในกลุ่มบริษัทฯ และให้เป็นไปด้วยความรับผิดชอบ เป็นธรรม และโปร่งใส โดยคำนึงถึงประโยชน์ระยะยาวต่อบริษัทฯ ผู้ถือหุ้นและสังคมโดยรวม

ตลอดระยะเวลาที่ผ่านมา ปตท.สผ. ตระหนักดีว่าธุรกิจของบริษัทฯ เกิดจากทรัพย์ที่ได้จากธรรมชาติในพื้นแผ่นดิน จึงสำนึกอยู่เสมอว่าบริษัทฯ จะต้องรับผิดชอบต่อสังคมและสิ่งแวดล้อมด้วย โดยบริษัทฯ ได้ให้ความสำคัญกับมาตรฐานการจัดการสิ่งแวดล้อมให้อยู่ในเกณฑ์มาตรฐาน

our Bongkot project joint venture partners to compensate PTT, our major consumers, for waiving the right to exercise the outstanding carry forward gas. This was to help maintain the normal gas sales volume of the Bongkot project. PTTEP also provided a price incentive for a fixed volume of incremental natural gas taken above contract minimum of Bongkot and Unocal 3 projects. Moreover, PTTEP encouraged higher gas consumption from the Yadana and Yetagun projects.

With our continuing strategy to expand our investments in the Asia-Pacific region and the Middle East, PTTEP managed to broaden our business base in Indonesia by investing in New Links Energy Resources Limited, a holding company of PT Medco Energi Internasional Tbk.(Medco), a petroleum exploration and production company registered in the Stock Exchange of Indonesia.

PTTEP met with great success in all of our projects, both in the Company's operating projects and joint venture projects. Of particular note is our discovery at Arthit project, where there are promising signs of high potential for development and production in the near future.

Despite the size of our investments in 2001, PTTEP's financial strength was such that we were able to repay a USD 64.80 million loan ahead of schedule to The Industrial Bank of Japan, Limited, thus reducing our long-term debt-to-equity ratio.

In terms of management, PTTEP reorganized both internal structures and the regulations governing them to be prepared for our future expansion and transformed into a Learning Organization. We also issued the Governance Principles of PTTEP Business Booklet to serve as a guide reference for our business operations in ensuring accountability, fairness, transparency, and the long-term interests of the Company, our shareholders, and society as a whole.

PTTEP is acutely aware that our business derives from natural resources underground; we therefore consciously pursue our responsibility to

สากล และในปี 2544 ปตท.สผ. ได้รับการรับรองระบบมาตรฐานการจัดการสิ่งแวดล้อมสากล ISO 14001 จากบริษัท AJA Registrars Ltd. ที่โครงการบงกช และฐานส่งกำลังบำรุงในจังหวัดสงขลา ซึ่งเป็นการได้รับมาตรฐานการจัดการสิ่งแวดล้อมในเกณฑ์มาตรฐานสากลเพิ่มจากที่ ปตท.สผ. ได้รับการรับรองแล้วในด้านการสำรวจและผลิตปิโตรเลียมในปี 2540 และด้านการบริหารและการบริการบำรุงรักษาอาคารในปี 2543

ปตท.สผ. ได้ให้การสนับสนุนต่อการพัฒนาสังคมอย่างต่อเนื่องทั้งในด้านการศึกษาและการพัฒนาคุณภาพชีวิตของประชาชนโดยเฉพาะในท้องถิ่นที่ ปตท.สผ. เข้าไปร่วมดำเนินการ รวมถึงการสนับสนุนกิจกรรมสาธารณกุศลอันจะเอื้อประโยชน์ให้กับสังคม และประเทศชาติด้วย

ด้วยกลยุทธ์และการบริหารในด้านต่าง ๆ ส่งผลให้ผลการดำเนินงานในปี 2544 อยู่ในเกณฑ์ที่น่าพอใจ โดย ปตท.สผ. และบริษัทย่อยมีกำไรรวม 10,895 ล้านบาท คิดเป็นกำไรต่อหุ้น 16.71 บาท เมื่อเทียบกับปี 2543 ซึ่งได้มีการปรับปรุงบัญชีเพื่อให้เป็นไปตามมาตรฐานบัญชีใหม่ที่ออกโดยสมาคมนักบัญชีและผู้สอบบัญชีรับอนุญาตแห่งประเทศไทย โดยมีกำไรสุทธิ 5,201 ล้านบาท หรือกำไรต่อหุ้น 7.98 บาท และมีสินทรัพย์เพิ่มขึ้นเป็น 77,712 ล้านบาท โดยสูงกว่าปี 2543 ร้อยละ 21 ที่มีสินทรัพย์ทั้งสิ้น 63,981 ล้านบาท และจากผลประกอบการในปี 2544 นี้ ปตท.สผ. ได้พิจารณาเห็นสมควรเสนอจ่ายเงินปันผลให้แก่ผู้ถือหุ้นในอัตรา 6 บาทต่อหุ้น โดยการจ่ายเงินปันผลแก่ผู้ถือหุ้นจะกระทำทันทีเมื่อได้รับอนุมัติจากที่ประชุมใหญ่สามัญผู้ถือหุ้นประจำปี 2545

สิ่งซึ่งนำความภาคภูมิใจมาสู่ชาว ปตท.สผ. อย่างยิ่งในปี 2544 คือการที่พระบาทสมเด็จพระเจ้าอยู่หัวได้พระราชทานชื่อ "พื้นที่ปิโตรเลียมนวมินทร์" ซึ่งเป็นพื้นที่ผลิตปิโตรเลียมของโครงการบงกชและโครงการอาทิตย์ในอ่าวไทย และปัจจุบันครอบคลุมพื้นที่ประมาณ 780 ตารางกิโลเมตร โดยเป็นพื้นที่ที่มีศักยภาพทางปิโตรเลียมสูงมากและจะขยายพื้นที่ออกไปอีกในอนาคต นอกเหนือจากนี้แล้ว ปตท.สผ. ยังได้รับการยอมรับจากสถาบันต่าง ๆ ทั้งในและต่างประเทศ โดยในปี 2544 ปตท.สผ. ได้รับรางวัล BG Chairman's HSE Award 2001 ซึ่งเป็นรางวัลด้านบริหารความปลอดภัยและสิ่งแวดล้อมดีเด่น และยังได้รับการสำรวจความคิดเห็นในแวดวงธุรกิจและการเงินจากนิตยสาร *Finance Asia* โดยได้รับการยกย่องให้เป็น *one* of the "Best Managed Companies" ในประเทศไทยอีกด้วย

society and environment. The international standards of our environmental management were confirmed in 2001 with ISO 14001 certification of our Bongkot project and our Songkhla Logistics Base by AJA Registrars Ltd.. This recognition marks an additional accreditation which we earlier received for petroleum exploration and production in 1997 and for building management and maintenance services in 2000.

PTTEP contribution towards social development can be seen in our continuing support for education, our efforts to improve quality of life for communities in the vicinity of PTTEP operations and sponsorship of other charity programs that benefit both society and the nation.

Based on these strategies and principles, our operational results were very satisfying. PTTEP and its subsidiaries recorded a total profit of Baht 10,895 million, or Baht 16.71 per share. These figures can be compared to 2000, which after accounting adjustments to conform to the new standards as regulated by the Institute of Certified Accountants and Auditors of Thailand, the net profit was Baht 5,201 million, or Baht 7.98 per share. Total corporate assets amounted to Baht 77,712 million, up 21% from 2000's figure of Baht 63,981 million. Owing to these results, PTTEP has proposed the dividend payment of Baht 6 per share which will be paid upon shareholders' approval at the 2002 General Meeting of Shareholders.

The greatest pride felt by all personnel at PTTEP in 2001 was His Majesty the King's bestowal of the name "Navamindra Petroleum Area" to the production area of the Bongkot and Arthit projects in the Gulf of Thailand. The present production area encompasses 780 square kilometres and will increase gradually because of the high potential of production petroleum in the Bongkot and Arthit projects.

PTTEP was widely recognized by various institutes in the course of the past year. We were awarded the BG Chairman's HSE Award 2001 for the Safety and Environmental Management, and were mentioned as "one of the best-managed companies" in Thailand by Finance Asia, a well-known publication in the financial business.

นอกจากผลงานปี 2544 ดังที่กล่าวมาแล้ว ปี 2544 ยังเป็นปีแรกที่คณะกรรมการบริษัทฯ ได้จัดทำแบบประเมินผลการดำเนินงานของคณะกรรมการบริษัทฯ เช่นที่คณะกรรมการตรวจสอบได้จัดทำมาเป็นปีที่สามแล้ว ทั้งนี้ผลการประเมินฯ ของคณะกรรมการบริษัทฯ เห็นว่าคณะกรรมการบริษัทฯ ในภาพรวมแล้วได้ปฏิบัติหน้าที่อย่างครบถ้วนถูกต้องตามภาระหน้าที่ความรับผิดชอบที่ได้รับมอบหมาย รวมทั้งได้ให้ข้อเสนอแนะในการปรับปรุงการดำเนินงานของบริษัทฯ ในด้านต่าง ๆ และคณะกรรมการบริษัทฯ ยังมีความประสงค์ให้ฝ่ายจัดการเพิ่มประสิทธิภาพ และมูลค่าหุ้นในปี 2545 โดยเน้นความสนใจในผลกระทบต่อสิ่งแวดล้อมและสังคมของโครงการต่าง ๆ การจัดทำการศึกษาเกี่ยวกับการบริหารความเสี่ยงทั้งในแง่การบริหารการจัดการและการลงทุน โดยเฉพาะการลงทุนในต่างประเทศ และการสร้างความเข้มแข็งในระบบของการตรวจสอบภายใน หรือคณะกรรมการตรวจสอบเพื่อช่วยสนับสนุนฝ่ายจัดการด้วย กรรมการบริษัทฯ แต่ละท่านยังได้ให้ความสนใจต่อการพัฒนาตนเองโดยเข้ารับการอบรมในหลักสูตรต่าง ๆ ของสถาบันกรรมการบริษัทไทยในระหว่างปีอีกด้วย

คณะกรรมการบริษัทฯ ขอขอบคุณท่านผู้ถือหุ้น ผู้ร่วมทุน ลูกค้า สถาบันการเงิน และพนักงานที่ได้ให้การสนับสนุนการดำเนินงานของบริษัทฯ ให้มีความแข็งแกร่งและเติบโตก้าวหน้าไปอย่างมั่นคงตลอดมา ทั้งนี้คณะกรรมการบริษัทฯ จะดำเนินการรักษาความเชื่อมั่นที่ผู้ที่มีผลประโยชน์ร่วมทุกฝ่ายได้มอบให้ ปตท.สผ. ให้คงอยู่ตลอดไป

(นายมนู เลียวไพโรจน์)
ประธานกรรมการ

2001 marked the first step for the Board of Directors to complete the Board Performance Evaluation Form, similar to what the Audit Committee has been continuously doing for three years. Results reveal that the Board of Directors concurred that it has performed its tasks correctly and completely, and has made many suggestions for improvements in corporate operations. In 2002 the Board of Directors expects management of the Company to enhance efficiency; create higher share value in 2002; demonstrate continued concern for the environmental and social impact of the Company's projects; conduct risk management studies related to the Company's management and investments, particularly foreign investments; and strengthen the internal audit system and the Audit Committee in ways that will support management. Moreover, during the year, each Director has sacrificed much time and effort for self-development by taking courses organized by the Thai Institute of Directors.

The Board of Directors would like to express their appreciation and sincere thanks to our shareholders, our joint venture partners, our clients, our financial institutions, and all our employees for contributing to the strength, stability, and growth in the operations of our Company. We at PTTEP are dedicated to maintaining the confidence and interests of all our stakeholders, both now and in the future.

Manu Leopairote
(Chairman of the Board)

รายงานของคณะกรรมการตรวจสอบ

Committee Report

ในปี 2544 คณะกรรมการตรวจสอบชุดปัจจุบันได้ครบวาระเมื่อวันที่ 18 มิถุนายน 2544 คณะกรรมการบริษัทฯ ได้มีมติเมื่อวันที่ 26 มิถุนายน 2544 แต่งตั้งคณะกรรมการตรวจสอบชุดเดิมเป็นกรรมการตรวจสอบต่อไปอีกวาระหนึ่งเป็นเวลา 3 ปี โดยนายวุฒิพันธุ์ วิชัยรัตน์ คงทำหน้าที่ประธานกรรมการตรวจสอบ

ในปี 2544 นี้ คณะกรรมการตรวจสอบได้จัดให้มีการประชุมทั้งสิ้น 6 ครั้ง เพื่อพิจารณาประเด็นที่เป็นสาระสำคัญ ดังนี้

- สอบทานรายงานทางการเงินของปี 2544 โดยมีผู้สอบบัญชีเข้าร่วมประชุมด้วยทุกครั้ง โดยในปี 2544 คณะกรรมการตรวจสอบเห็นว่างบการเงินที่ได้นำเสนอเป็นรายงานทางการเงินที่มีความถูกต้อง และมีข้อมูลเพียงพอต่อนักลงทุน และบริษัทฯ ได้เปิดเผยภายในเวลาที่กำหนด
- พิจารณา ให้แนวทางในการปฏิบัติงานตรวจสอบภายใน รวมทั้งสอบทานและให้ความเห็นชอบแผนงานการตรวจสอบของฝ่ายตรวจสอบ
- พิจารณารายงานผลการตรวจสอบของฝ่ายตรวจสอบเป็นรายไตรมาส รวมทั้งติดตามและกำชับฝ่ายจัดการในประเด็นสำคัญๆ ซึ่งในปี 2544 ไม่พบประเด็นที่อาจมีผลกระทบต่อบริษัทฯ เป็นนัยสำคัญ
- พิจารณาปรับปรุงระเบียบคณะกรรมการตรวจสอบ โดยเห็นว่าระเบียบคณะกรรมการตรวจสอบ พ.ศ. 2542 ฉบับปัจจุบันที่ใช้งานอยู่มีความเหมาะสมและสมบูรณ์อยู่แล้ว ยังมิต้องปรับปรุงใดๆ
- พิจารณา สนับสนุนการจัดทำคู่มือหลักการกำกับดูแลกิจการของ ปตท.สผ. เพื่อใช้เป็นแนวทางในการปฏิบัติงานในทุกระดับตั้งแต่กรรมการ ฝ่ายจัดการพนักงาน ผู้ปฏิบัติงานสมทบ และพนักงานของผู้รับจ้าง โดยคณะกรรมการบริษัทฯ ได้มีมติเห็นชอบให้มีผลบังคับตั้งแต่วันที่ 31 พฤษภาคม 2544 เป็นต้นไป

Upon completion of the present Audit Committee's term on June 18, 2001, the Company's Board of Directors passed a resolution on June 26, 2001 to appoint the same previous members of Audit Committee for a further term of three years, with Mr. Vudhibhandhu Vichairatana still serving as Chairman of the Audit Committee.

During 2001 the Audit Committee held six meetings and considered the following issues:

- Reviewing the financial statements for 2001 with the participation of the external auditor. The Audit Committee agreed that the financial statements disclosed to investors were accurate, adequate, and timely-reported information.
- Considering and advising on the performance of the Internal Audit Department; and also reviewing and approving of the annual internal auditing plans.
- Considering the quarterly audit reports of the Internal Audit Department, as well as monitoring and reiterating to management the significance of various issues. In 2001, no issues were deemed to have a significant impact on the Company.
- Considering the improvement of the Audit Committee Charter of Year 1999 which the Audit Committee considers to still be appropriate and thus there is no need for any amendments.
- Considering and supporting the issuance of the Governance Principles of the PTTEP Business Booklet to serve as a guideline for all levels of PTTEP personnel from Directors and Management to employees, secondees and contractors. The Company's Board of Directors then approved these principles which became effective on May 31, 2001.

◦ พิจารณาการควบคุมภายในของ ปตท.สผ. และบริษัทย่อย และเห็นว่ามีความเพียงพอและเหมาะสมกับการดำเนินธุรกิจดังได้กล่าวไว้ในรายงานประเมินระบบการควบคุมภายในของ ปตท.สผ. แล้ว

คณะกรรมการตรวจสอบได้ทำการประเมินผลการปฏิบัติงานในปี 2544 โดยเป็นปีที่สามที่คณะกรรมการตรวจสอบได้ดำเนินการ และเห็นว่าได้ปฏิบัติหน้าที่ตามนโยบาย แนวทางปฏิบัติที่ดีของคณะกรรมการตรวจสอบ หลักการกำกับดูแลกิจการที่ดี กฎระเบียบของ ปตท.สผ. ตลาดหลักทรัพย์แห่งประเทศไทย และกฎหมายที่เกี่ยวข้อง เพื่อให้การปฏิบัติงานของ ปตท.สผ. บรรลุวัตถุประสงค์อย่างถูกต้องตามกฎระเบียบที่กำหนดไว้ และในปี 2544 ปตท.สผ. ได้ให้ผู้สอบบัญชี ฝ่ายตรวจสอบ และฝ่ายบัญชีแสดงความคิดเห็นเกี่ยวกับการทำงานร่วมกับคณะกรรมการตรวจสอบด้วย โดยทุกฝ่ายได้แสดงความเห็นว่าได้รับประโยชน์และการทำงานร่วมกับคณะกรรมการตรวจสอบได้เป็นอย่างดี และในปี 2545 คณะกรรมการตรวจสอบต้องการให้ทุกฝ่ายที่เกี่ยวข้องได้ให้ความสนับสนุนด้านการจัดทำงบการเงิน ระบบการควบคุมภายใน และการบริหารความเสี่ยงให้มากขึ้น

ในระหว่างปี 2544 คณะกรรมการตรวจสอบได้เข้ารับการอบรมของสถาบันกรรมการบริษัทไทย (IOD) ในเรื่องเกี่ยวกับการเป็นประธานกรรมการบริษัท และเรื่องที่เป็นประโยชน์ต่องานการตรวจสอบ และเมื่อต้นปี 2545 กรรมการตรวจสอบได้เดินทางไปเยี่ยมชมและดูงานที่ฐานซ่อมบำรุงจังหวัดสงขลา และสำนักงานสาขาเมียนมาร์ด้วย

อนึ่ง คณะกรรมการตรวจสอบได้เสนอต่อคณะกรรมการบริษัทฯ ให้ขออนุมัติที่ประชุมสามัญผู้ถือหุ้นประจำปี 2545 เพื่อแต่งตั้งสำนักงานการตรวจเงินแผ่นดินเป็นผู้สอบบัญชีประจำปี 2545 รวมทั้งกำหนดค่าตอบแทนด้วย

(นายวุฒิพันธุ์ วิชัยรัตน์)
ประธานกรรมการตรวจสอบ

◦ Considering and reviewing the internal control system of PTTEP and its subsidiaries. The Audit Committee agreed that the system, as stated in the Report on PTTEP's Internal Controls, are adequate and appropriate.

The Audit Committee completed the Audit Committee Assessment Form of 2001 performance. This was done for the third consecutive year. Results showed that the Audit Committee as a whole had performed its duties in compliance with the Company policy, the best practices of the Audit Committee and the principles of good corporate governance as stipulated by the Stock Exchange of Thailand; and to the rules and regulations of PTTEP and all relevant laws. Moreover, PTTEP requested the external auditor, the Internal Auditing Department, and the Accounting Department to give their opinions on the performance of the Audit Committee. All parties concurred in concluding that the Audit Committee had been useful and co-operative. For 2002, the Audit Committee requests that all relevant parties provide more support in the preparation of financial statements, in the management of internal control systems, and risk management.

During 2001 members of the Audit Committee, took courses at the Thai Institute of Directors such as the Chairman 2000 program and other training topic areas related to the work of the Audit Committee. Moreover, in early 2002, the members of the Audit Committee visited the Logistics Base in Songkhla and the PTTEP Branch Office in Myanmar.

The Audit Committee has requested that the Board of Directors seeks shareholders' meeting approval in 2002 to appoint the State Audit Office as the Company's auditor of 2002 as well as specifying the remuneration.

(Mr. Vudhibhandhu Vichairatana)
Chairman of the Audit Committee

สถานการณ์ปิโตรเลียม และการสำรวจและผลิตปิโตรเลียม

Overview and Thailand's E&P Situation

สถานการณ์น้ำมันโลกในปี 2544

ราคาน้ำมันดิบเฉลี่ย (OPEC Basket) ในปี 2544 ปรับตัวตามทิศทางเศรษฐกิจโลก โดยปรับตัวลดลง 4.48 เหรียญสหรัฐฯ ต่อบาร์เรล จากราคาเฉลี่ยของปี 2543 หรือคิดเป็นอัตราลดลงร้อยละ 16.3 โดยมีราคาเฉลี่ยเท่ากับ 23.12 เหรียญสหรัฐฯ ต่อบาร์เรล การปรับตัวลดลงดังกล่าวมีสาเหตุมาจากความต้องการใช้น้ำมันของโลกโดยรวม (World Oil Demand) ที่ลดต่ำกว่าตัวเลขประมาณการไว้ตั้งแต่ต้นปี ซึ่งเป็นผลพวงจากการชะลอตัวของเศรษฐกิจสหรัฐฯ และเศรษฐกิจโลก รวมทั้งความมั่นใจของผู้บริโภคที่ลดลงจากเหตุการณ์การก่อวินาศกรรมเครื่องบินชนอาคารเวิร์ลเทรดเซ็นเตอร์ และอาคารเพนตากอนในประเทศสหรัฐฯเมื่อวันที่ 11 กันยายน 2544 ประกอบกับตัวเลขปริมาณน้ำมันดิบสำรองในเชิงพาณิชย์ (Oil Inventory) ที่เพิ่มสูงขึ้นจากปี 2543 โดยเฉพาะในประเทศสหรัฐฯ ถึงแม้ว่ากลุ่มประเทศผู้ส่งออกน้ำมัน หรือ OPEC ได้ประกาศการลดปริมาณการผลิตถึง 3 ครั้ง ในระหว่างปี 2544 เป็นปริมาณ 3.5 ล้านบาร์เรลต่อวัน ทั้งนี้ไม่รวมถึงการประกาศลดปริมาณผลิตครั้งสุดท้ายเมื่อวันที่ 28 ธันวาคม 2544 ปริมาณ 1.5 ล้านบาร์เรลต่อวัน ซึ่งกลุ่มประเทศ OPEC จะเริ่มผลิตภายใต้โควต้าใหม่ตั้งแต่วันที่ 1 มกราคม 2545 ก็ตาม

การปรับตัวลดลงของราคาน้ำมันดิบเฉลี่ยดังกล่าวมีการปรับตัวลดลงเป็นอย่างมากในไตรมาสที่ 4 โดยลดลงต่ำสุดในเดือนธันวาคมซึ่งมีราคาน้ำมันดิบเฉลี่ยเท่ากับ 17.53 เหรียญสหรัฐฯ ต่อบาร์เรล ลดลง 6.60 เหรียญสหรัฐฯ ต่อบาร์เรล หรือคิดเป็นร้อยละ 27 จากช่วงเวลาเดียวกันของปี 2544 หลังเหตุการณ์การก่อวินาศกรรมในประเทศสหรัฐฯ เมื่อวันที่ 11 กันยายน พ.ศ. 2544 ซึ่งเป็นเหตุจุดชนวนให้ความมั่นใจของผู้บริโภคลดลง จนมีการคาดการณ์ว่าการชะลอตัวของเศรษฐกิจโลกและเศรษฐกิจสหรัฐฯ จะยืดเยื้อ

2001 World Oil Market Summary

In 2001, the average price of crude oil (OPEC Basket) moved in the same direction as the global economy trend. The average crude oil price in 2001 was 23.12 USD/BBL, declining 4.48 USD/BBL or 16.3% from 2000. This fall in crude oil price was attributed to a weaker than anticipated world oil demand because of the slowdown in the global and U.S. economy, the shrinking consumer and business confidence resulting from the terrorist plane crash attacks on World Trade Center Building and Pentagon Building on September 11 in the United States as well as this year's higher oil inventory figures compared to last year, particularly in the U.S., while the oil exporting countries, known as OPEC, cut their production three times by 3.50 MMBPD, excluding the last cut of 1.5 MMBPD, which became effective on January 1, 2002.

In light of the decrease in the crude oil price as mentioned above, there was a sharp drop in crude oil price in the fourth quarter of 2001 to its lowest level of 17.53 USD/BBL in December, diminishing 6.60 USD/BBL or 27.00% over the same period in the preceding year after the tragic events of September 11, which led to a collapse of consumer and business confidence and an anticipation that the slowdown in the global and U.S. economy would be worse and longer than expected. In addition, the controversial cooperation

และรุนแรงกว่าที่ได้คาดการณ์ไว้ ประกอบกับการยืดเยื้อในการบรรลุความร่วมมือของกลุ่มประเทศผู้ผลิตน้ำมันระหว่างกลุ่มประเทศ OPEC และ NON-OPEC ในการปรับลดปริมาณการผลิตเพื่อขยับราคาน้ำมันให้สูงขึ้นในช่วงไตรมาสสุดท้ายของปี ซึ่งในที่สุดทั้งสองกลุ่มประเทศก็สามารถบรรลุความร่วมมือได้ในปลายเดือนธันวาคมที่ผ่านมา โดยกลุ่มประเทศ NON-OPEC เสนอลดปริมาณการผลิตลง 462,500 บาร์เรลต่อวัน โดยที่กลุ่มประทศ OPEC จะลดปริมาณการผลิตลง 1.5 ล้านบาร์เรลต่อวัน เป็นระยะเวลา 6 เดือนตั้งแต่วันที่ 1 มกราคม 2545

โดยสรุปความต้องการใช้น้ำมันเฉลี่ยของโลกในปี 2544 อยู่ที่ 76.0 ล้านบาร์เรลต่อวัน เพิ่มขึ้น 100,000 บาร์เรลต่อวันจากปี 2543 หรือคิดเป็นร้อยละ 0.1 โดยมีปริมาณการจัดหาน้ำมันเฉลี่ยโดยรวมในปี 2544 เท่ากับ 76.8 ล้านบาร์เรลต่อวัน เพิ่มขึ้น 100,000 บาร์เรลต่อวัน จากปี 2543 หรือคิดเป็นร้อยละ 0.1

แนวโน้มสถานการณ์น้ำมันโลกในปี 2545

เศรษฐกิจโลกยังคงเป็นปัจจัยที่สำคัญต่อแนวโน้มสถานการณ์น้ำมันโลกในปี 2545 โดยการชะลอตัวของเศรษฐกิจโลก จะยังคงส่งผลในเชิงลบอย่างต่อเนื่องต่อการเติบโตของความต้องการใช้น้ำมันของโลก และราคาน้ำมันในปี 2545 นักวิเคราะห์คาดการณ์ว่าความต้องการใช้น้ำมันของโลกในปี 2545 จะเพิ่มขึ้นเพียงเล็กน้อย มาอยู่ที่ระดับ 76.6 ล้านบาร์เรลต่อวัน ซึ่งเพิ่มขึ้นประมาณ 600,000 บาร์เรลต่อวันจากปี 2544 หรือ คิดเป็นร้อยละ 0.8 ตามแนวโน้มเศรษฐกิจโลกโดยเฉพาะเศรษฐกิจสหรัฐฯ ซึ่งคาดว่าน่าจะฟื้นตัวในช่วงครึ่งปีหลัง ของปี 2545

ในด้านการจัดหาน้ำมันของโลก ความร่วมมือระหว่างกลุ่มประเทศ OPEC และ NON-OPEC ในการลดปริมาณการผลิตน้ำมัน เพื่อลดปริมาณการจัดหาน้ำมันโดยรวมในตลาดโลกปริมาณทั้งสิ้น 1,962,500 บาร์เรลต่อวัน เมื่อปลายปี 2544 เป็นอีกปัจจัยหนึ่งที่จะส่งผลในเชิงบวกต่อราคาน้ำมัน หากทั้งสองกลุ่มประเทศสามารถปฏิบัติตามความร่วมมือที่ได้ตกลงกันไว้อย่างจริงจัง นอกจากปัจจัยดังกล่าวข้างต้นแล้ว ยังมีปัจจัยอื่นที่อาจจะส่งผลกระทบต่อราคาน้ำมันที่ต้องพิจารณาควบคู่กันไป เช่น ความหนาวเย็นของอากาศในช่วงปลายปี และปริมาณสำรองน้ำมันของโลก

between OPEC and Non-OPEC countries to cut their production in order to bolster the crude oil price in the last quarter of 2001 was also another cause of this significant fall in crude oil price. However, both oil exporting groups finally reached an agreement to cut their production by 462,500 BPD from Non-OPEC countries and by 1.5 MMBPD from OPEC countries, which will be in effect for six months, starting January 1, 2002.

In conclusion, the 2001 world oil demand was 76.0 MMBPD, increasing 100,000 BPD or 0.1% from 2000. Furthermore, the world oil supply was 76.8 MMBPD, increasing 100,000 BPD or 0.1% from the world oil supply in 2000.

2002 World Oil Market Outlook

The global economy will still be a key factor in determining the trends of world oil market in 2002. On the demand side, the slowdown in the global economy will continue to impact negatively the growth of world oil demand. In 2002, petroleum analysts anticipate that world oil demand will be dependent upon the global economy, especially the U.S. economy, which is expected to recover in the second half of 2002, by growing slightly from 76.0 MMBPD in 2001 to 76.6 MMBPD during 2002, increasing 600,000 BPD or 0.8%.

In terms of the world oil supply, the cooperation between OPEC and Non-OPEC countries to cut their supplies by 1,962,500 BPD at the end of last year will be another positive factor on the crude oil price if both suppliers are able to strictly implement their agreement.





นักวิเคราะห์คาดการณ์ว่า การจัดหาน้ำมันของโลกในปี 2545 จะเท่ากับประมาณ 76.4 ล้านบาร์เรลต่อวัน ลดลงจากปี 2544 ประมาณ 450,000 บาร์เรลต่อวัน หรือคิดเป็นร้อยละ 0.6 โดยคาดว่าราคาน้ำมันดิบเบรนท์ทะเลเหนือเฉลี่ยในปี 2545 น่าจะปรับตัวลดลงมาอยู่ที่ 18-23 เหรียญสหรัฐฯ ต่อบาร์เรล

สถานการณ์ปิโตรเลียมในประเทศไทยปี 2544

ในปี 2544 ประเทศไทยมีความต้องการใช้ผลิตภัณฑ์ปิโตรเลียมเฉลี่ย 931,800 บาร์เรลต่อวัน(ไม่รวมกลุ่มปิโตรเคมี) เพิ่มขึ้นจากปี 2543 คิดเป็นร้อยละ 3.7 โดยมีสัดส่วนการใช้น้ำมัน 588,100 บาร์เรลต่อวัน ลดลงจากปี 2543 ร้อยละ 2.3 และการใช้ก๊าซธรรมชาติ 343,600 บาร์เรลต่อวัน เพิ่มขึ้นจากปี 2543 ร้อยละ 15.9 โดยการบริโภคน้ำมันที่ลดลงนั้น ส่วนหนึ่งเป็นผลมาจากสภาวะเศรษฐกิจที่ชะลอตัว ประกอบกับราคาน้ำมันในช่วงครึ่งปีแรกมีราคาค่อนข้างสูง และการทดแทนน้ำมันเตาด้วยก๊าซธรรมชาติในการผลิตไฟฟ้า สำหรับส่วนของก๊าซธรรมชาตินั้น แม้ว่าเศรษฐกิจจะชะลอตัว แต่เนื่องจากร้อยละ 91 ของก๊าซธรรมชาติถูกนำไปใช้ เพื่อการผลิตไฟฟ้าซึ่งในปี 2544 มีการขยายตัวร้อยละ 8 ทำให้การใช้ก๊าซธรรมชาติ ส่วนหนึ่งเพิ่มขึ้นตามการผลิตไฟฟ้าด้วย

ส่วนทางด้านการจัดหาผลิตภัณฑ์ปิโตรเลียมเพื่อใช้ในประเทศนั้น มีปริมาณ 1,238,400 บาร์เรลต่อวันเพิ่มขึ้นจากปี 2543 ร้อยละ 6.9 โดยประเทศไทยมีการนำเข้าน้ำมันดิบ ก๊าซธรรมชาติ และผลิตภัณฑ์สำเร็จรูปร้อยละ 65 ของการบริโภคปิโตรเลียมในประเทศ โดยมีปริมาณนำเข้าเพิ่มขึ้นจากปี 2543 ประมาณร้อยละ 11.2 ส่วนที่เหลือร้อยละ 35 เป็นการจัดหาจากแหล่งภายในประเทศซึ่งปัจจุบันรัฐบาลได้มีแนวนโยบายในการปรับปรุงยุทธศาสตร์การพัฒนาพลังงานของประเทศโดยลดการพึ่งพาพลังงานจากต่างประเทศ และเร่งส่งเสริมให้มีการพัฒนาพลังงานจากภายในประเทศมากขึ้น

สำหรับความต้องการพลังงานในปี 2545 คาดว่าน้ำมันจะมีอัตราการเพิ่มขึ้นร้อยละ 5.7 ส่วนความต้องการ

Moreover, other factors which might affect the crude oil price and should be considered include the weather condition in the winter at the end of 2002 and the level of world oil inventory.

Petroleum analysts envisage the world oil supply in 2002 to be approximately 76.4 MMBPD, declining approximately 450,000 BPD or 0.6 % from 2001. They also expect that the average price of Brent crude oil in 2002 will be in the range of 18-23 USD/BBL.

2001 Petroleum Situation in Thailand

In 2001, Thailand's petroleum demand averaged 931,800 BPD (excluding petrochemical), a rise of 3.7% over 2000. The country's oil consumption averaged 588,100 BPD, decreasing 2.3% from 2000, and gas consumption averaged 343,600 BPD, increasing 15.9% over 2000. The decline of oil consumption was partly because of the economic recession together with high oil prices in the first half of year 2001 and fuel oil replacement by natural gas in power generation. Although Thailand faced this economic slowdown, natural gas demand still increased because 91% of natural gas consumption is utilized for power generation, which enjoyed an increased growth rate of 8% when compared to 2000.

Petroleum procurement for domestic consumption in 2001 averaged 1,238,400 BPD, a rise of 6.9% over 2000. Imports of crude oil, natural gas and petroleum products were recorded at a portion of 65% of the total petroleum consumption in Thailand, increasing 11.2% from the previous year. The remaining 35% came from the domestic supply. At the present, the government supports a policy of developing Thailand owned energy resources. Efforts will be made to reduce dependency on energy sources from foreign countries and encourage the development of domestic petroleum sources.

ใช้ก๊าซธรรมชาติจะมีการขยายตัวร้อยละ 5.6 ส่วนหนึ่งเนื่องมาจากการขยายตัวของการผลิตไฟฟ้าที่คาดว่าจะขยายตัวร้อยละ 6-7 และการใช้ก๊าซธรรมชาติทดแทนน้ำมันเตาในภาคอุตสาหกรรม

สถานการณ์การสำรวจและผลิตปิโตรเลียมในประเทศไทย

แม้ว่าราคาน้ำมันดิบในตลาดโลกช่วงครึ่งปีหลังจะมีการปรับตัวลดลงอย่างต่อเนื่อง แต่ยังไม่ส่งผลกระทบต่อสถานการณ์การสำรวจและผลิตปิโตรเลียมในประเทศไทยมากนัก เนื่องจากในช่วงปี 2542 ถึงต้นปี 2543 ราคาน้ำมันดิบยังทรงตัวอยู่ในระดับค่อนข้างสูง ทำให้บริษัทน้ำมันต่าง ๆ คงดำเนินการตามแผนงานที่ได้กำหนดไว้ตั้งแต่ต้นปี อาทิ การเร่งพัฒนาศักยภาพของแหล่งน้ำมันต่าง ๆ ดังจะเห็นได้จากการเตรียมการเพื่อการพัฒนาและผลิตน้ำมันจากแหล่งยะลาและแหล่งจามจุรี การเริ่มการผลิตในเชิงพาณิชย์จากแหล่งมะลิวัลย์ แหล่งปลาหมึก และแหล่งนางนวล รวมทั้งการเพิ่มกำลังการผลิตจากแหล่งทานตะวัน แหล่งเบญจมาศ และแหล่งศรีเทพ ซึ่งนับว่าสอดคล้องกับนโยบายของรัฐบาลในการลดการพึ่งพาการนำเข้าพลังงานจากต่างประเทศ

นอกจากนั้นยังมีบริษัทน้ำมันต่างชาติรายใหม่ ๆ เข้ามามีบทบาทในธุรกิจสำรวจและผลิตปิโตรเลียม เพิ่มขึ้นด้วยทั้งจากการเข้าร่วมทุนในแปลงสัมปทานต่าง ๆ และเป็นผลสืบเนื่องจากการเปิดประมูลแปลงสัมปทานรอบที่ 18 เช่น บริษัท Pacific Energy 2000 Pty Ltd. บริษัท Anzoil และบริษัท CNPC (Hong Kong) Co. เป็นต้น

แนวโน้มธุรกิจสำรวจและผลิตปิโตรเลียมในปี 2545 ยังคงได้รับผลกระทบหลัก ๆ จากการชะลอตัวของเศรษฐกิจและราคาน้ำมันที่ลดลงตั้งแต่ปี 2544 ในขณะเดียวกันยังขึ้นอยู่กับปัจจัยอื่น ๆ ที่มีผลกระทบโดยตรงต่อธุรกิจนี้อีกด้วย เช่น สภาพเศรษฐกิจภายในประเทศ เสถียรภาพทางการเมือง ความต้องการใช้ปิโตรเลียม และเทคโนโลยีใหม่ ๆ เป็นต้น



Regarding energy demands in 2002, oil consumption and natural gas consumption are expected to increase 5.7% and 5.6%, respectively. The growth in demand for natural gas is partly because of the expansion of power generation plants, expected to increase 6-7%, and the use of natural gas as substitute fuel oil in the industrial sector.

Petroleum Exploration & Production in Thailand

Despite the continued decrease of world oil prices in the second half of year 2001, the petroleum exploration and production industry in Thailand was not much affected. Since 2000 until early 2001, crude oil prices remained relatively high; therefore, most oil companies stuck with their initial investment plans, set at the beginning of the year; for example, acceleration of oil field development. This is evident by facilities preparation and field development to produce oil from the Yala and Jamjuree fields, starting-up of commercial production from Maliwan, Plamuk and Nangnuan fields and the increase of production from Tantawan, Benchamas and Srithep fields. Development of all these fields is consistent with the government policy on reducing energy import dependency.

Moreover, new international oil companies have become interested in the E & P business in Thailand through joint venture investment and bidding in the concession at the 18th Licensing Round. These companies include Pacific Energy 2000 Pty Ltd., Anzoil and CNPC (Hong Kong) Co.

It should be noted, however, that the petroleum exploration and production trends next year will continue to be affected by the global economic slowdown, a further decreases in the world crude oil prices as well as other direct factors, such as the domestic economy, political stability, petroleum demand and new technology.

โครงการสำรวจ
และผลิตปิโตรเลียมของ ปตท.สผ.

E&P Projects


S1
E5
Thailand
PTTEP1
Yadana
Yetagun
Andaman Sea
Unocal III
Arthit
Pailin
Block B& 48/95
W7/38
Block 52/97
Bongkot
JDA
Existing Pipeline
Future Pipeline
Oil
Gas
Medco Energi
For illustration only

โครงการที่ ปตท.สผ. เป็นผู้ดำเนินการ

1. โครงการบงกช
   - วันที่ 31 กรกฎาคม 2544 ปตท.สผ. และบริษัทผู้ร่วมทุนโครงการบงกชได้ร่วมลงนามกับ ปตท. ในข้อตกลงเพิ่มเติมสำหรับการซื้อขายก๊าซธรรมชาติจากแหล่งบงกช โดยมีระยะเวลาตั้งแต่วันที่ 5 สิงหาคม 2544 ถึงวันที่ 1 มิถุนายน 2545 โดยผู้รับสัมปทานสามารถเพิ่มปริมาณการขายได้อีกจำนวนหนึ่งจากปริมาณที่ขายตามสัญญา
   - อัตราการผลิตก๊าซธรรมชาติเฉลี่ยอยู่ในระดับ 567 ล้านลูกบาศก์ฟุตต่อวัน และคอนเดนเสท 16,206 บาร์เรลต่อวัน โดยสามารถผลิตก๊าซฯ ในอัตราสูงสุดที่ 651 ล้านลูกบาศก์ฟุตต่อวัน และคอนเดนเสทที่ 20,397 บาร์เรลต่อวัน
   - ขุดเจาะหลุมพัฒนาตามแผนพัฒนาระยะที่ 3 บี จำนวน 25 หลุม และติดตั้งแท่นหลุมผลิตจำนวน 2 แท่น
   - ดำเนินการก่อสร้างเรือเก็บคอนเดนเสท (FSO) ลำใหม่
   - ทำการศึกษาและวางแผนพัฒนาระยะที่ 3 ซี
   - อัดน้ำที่เกิดจากกระบวนการผลิตก๊าซฯ คืนสู่ชั้นหินใต้ดิน
   - ได้รับใบรับรองการจัดการสิ่งแวดล้อมสากล ISO 14001

2. โครงการอาทิตย์
   - ประสบความสำเร็จในการเจาะสำรวจและประเมินผลแหล่งปิโตรเลียมต่าง ๆ และศึกษาความเป็นไปได้ในการพัฒนาแหล่งปิโตรเลียมที่พบ
   - ขุดเจาะหลุมสำรวจ 5 หลุม หลุมประเมินผล 7 หลุม
   - ดำเนินการอย่างถูกต้องตามข้อกำหนดของ พ.ร.บ. ปิโตรเลียม และนโยบายด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อมของบริษัทฯ

Projects with PTTEP as Operator

1. Bongkot Project
   - On July 31, 2001, the Bongkot consortium led by PTTEP signed the Head of Agreement for the cooperation of gas sales from Bongkot field with PTT for sale of additional gas volumes over the contractual level during August 5, 2001 to June 1, 2002
   - Produced natural gas and condensate at average rates of 567 MMSCFD and 16,206 BPD, respectively, with a maximum level of 651 MMSCFD for natural gas and 20,397 BPD for condensate
   - Drilled 25 development wells and installed 2 wellhead platforms under Phase 3B Development Plan
   - Constructed new Floating Storage and Offloading (FSO) vessel
   - Studied and prepared Phase 3C Development Plan
   - Injected produced water back to underground formations
   - Awarded ISO 14001 International Environment Management System

2. Arthit Project
   - Completed successful exploration and delineation drilling of various petroleum fields and undertook feasibility study for development of discovered fields
   - Drilled 5 exploration wells and 7 delineation wells
   - Performed all operations in compliance with the Petroleum Act and strictly followed the Health, Safety, and Environment policy of the Company

3. โครงการพีทีทีอีพี1
 - ระดับการผลิตน้ำมันดิบเฉลี่ยอยู่ในอัตรา 580 บาร์เรลต่อวัน
 - ขุดเจาะหลุมสำรวจ 1 หลุม เพื่อประเมินศักยภาพปิโตรเลียมในพื้นที่สงวน
 - อัดฉีดน้ำที่เกิดจากกระบวนการผลิตน้ำมันดิบลงสู่ใต้ดินได้ทั้งหมด
 - ไม่มีอุบัติเหตุที่ทำให้สูญเสียเวลาทำงาน
 - รักษามาตรฐาน ISO 14001 และ ISRS ระดับ 6

โครงการร่วมทุนอื่นๆ

1. โครงการไพลิน
 - การก่อสร้างแท่นผลิตกลางสำหรับการผลิตระยะที่ 2 ใกล้เสร็จสมบูรณ์ คาดว่าจะแล้วเสร็จและพร้อมติดตั้งในต้นปี 2545
 - ขุดเจาะหลุมประเมินผล 7 หลุม และหลุมพัฒนา 19 หลุม
 - ติดตั้งแท่นผลิตเพิ่มอีก 4 แท่น เพื่อเตรียมการผลิตระยะที่ 2

2. โครงการยาดานา
 - ได้รับเงิน Take or Pay ปี 2543 จาก ปตท. ในเดือนมิถุนายน 2544
 - ดำเนินการ sharing อุปกรณ์ และ facilities แนวท่อก๊าซฯ กับโครงการเยตากุน เพื่อลดต้นทุนการผลิต
 - ปรับปรุงพื้นที่บริเวณแนวท่อก๊าซฯ ให้กลับสู่สภาพเดิม

3. โครงการเอส 1
 - ลงนามในสัญญาซื้อขายก๊าซธรรมชาติระหว่างผู้ขาย คือ ไทยเชลล์ และ ปตท.สผ. กับผู้ซื้อ คือ การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย เมื่อวันที่ 5 ตุลาคม 2544
 - ประมวลผลข้อมูลคลื่นไหวสะเทือนแบบ 3 มิติ เพื่อหาแหล่งปิโตรเลียมเพิ่มเติม
 - หลุมสำรวจ 2 หลุม หลุมประเมิน 2 หลุม และหลุมพัฒนา 28 หลุม



3. PTTEP1 Project
 - Produced crude oil at a rate of 580 BPD
 - Drilled 1 exploration well to assess petroleum potential in the reserved area
 - Injected all produced water back into underground formation
 - Operated with Zero Lost Time Accidents
 - Successfully retained ISO 14001 and ISRS Level 6 standards

Projects with PTTEP as Non-Operator

1. Pailin Project
 - Completed construction of Central Processing Platform for Phase II production, expected to be ready for offshore installation at the beginning of 2002
 - Drilled 7 delineation and 19 development wells
 - Installed 4 additional wellhead platforms for Phase II production

2. Yadana Project
 - Received the 2000 Take or Pay Obligation payment from PTT on June 2001
 - Minimized production costs by sharing facilities and services of gas pipeline with the Yetagun project
 - Completed reinstatement and revegetation of the pipeline route

3. S1 Project
 - Signed Natural Gas Sale Agreement between Thai Shell and PTTEP, the joint sellers, and EGAT, the buyer, on October 5, 2001
 - Processed 3D seismic data to acquire more petroleum potential
 - Drilled 2 exploration wells, 2 delineation wells, and 28 development wells
 - Used waterflood technology in Sirikit (E-Block) and Thap Raet fields
 - Drilled water-producing well for the waterflood program "Expandable Sand Screen" method in completing well


BG and PTT
July 31, 2001

- ใช้เทคนิคการผลิตโดยใช้แรงน้ำอัด (Waterflood) ในแหล่งสิริกิติ์ (E-Block) และแหล่งทับแรด
- ขุดหลุมผลิตน้ำเพื่อใช้ในโครงการ Waterflood โดยทำการ Completion หลุมด้วยวิธี Expandable Sand Screen

4. โครงการอี 5

   ทดสอบความดันของหลุมผลิต และสภาพของหลุมทั้งหมด เพื่อพิจารณาปรับปรุงคุณภาพ ให้สามารถผลิตได้เต็มกำลัง

5. โครงการเยตากุน
   - ได้รับเงิน Take or Pay ปี 2543 จาก ปตท. ในเดือนมิถุนายน 2544
   - ดำเนินการ sharing อุปกรณ์ และ facilities แนวท่อกับโครงการยาดานาเพื่อลดต้นทุนการผลิต
   - ปรับปรุงพื้นที่บริเวณแนวท่อก๊าซฯ ให้กลับสู่สภาพเดิม

6. โครงการยูโนแคล 3
   - เริ่มการผลิตน้ำมันดิบตามโครงการ Big Oil
   - ขุดเจาะหลุมประเมินผล 1 หลุม และหลุมพัฒนา 39 หลุม
   - ติดตั้งแท่นผลิตน้ำมันดิบกลาง และติดตั้งแท่นผลิตเพิ่มอีก 2 แท่นสำหรับโครงการ Big Oil

7. โครงการเจดีเอ
   - ศึกษาความเป็นไปได้ของการพัฒนาแปลงบี-17 และศึกษาความต้องการใช้ก๊าซฯ ในประเทศไทยและประเทศมาเลเซีย เพื่อเร่งผลักดันการพัฒนาโครงการ
   - เตรียมการเจาะหลุมสำรวจในไตรมาสแรกของปี 2545

8. โครงการดับเบิ้ลยู 7/38
   - ดำเนินการในระยะสำรวจที่ 2 โดยศึกษาศักยภาพปิโตรเลียมด้านฝั่งตะวันตกของแปลง
   - วางแผนการเก็บข้อมูลคลื่นไหวสะเทือนแบบ 2 มิติ ระยะทาง 4,000 กิโลเมตร

9. โครงการแปลงบี และ 48/95
   - ทำแผนพัฒนาแหล่งก๊าซฯ เบื้องต้น และร่วมศึกษากับ Petrovietnam ในการนำก๊าซฯ จากโครงการมาใช้ประโยชน์ทางภาคใต้ของประเทศเวียดนาม
   - ขุดเจาะหลุมสำรวจเพิ่มอีก 1 หลุม

4. **E5 Project**

   Tested pressure and all other conditions of production wells, focusing on quality improvement opportunities designed to maximize production capacity

5. **Yetagun Project**
   - Received 2000 Take or Pay Obligation payment from PTT on June 2001
   - Minimized production costs by sharing facilities and services of gas pipeline with the Yadana project
   - Completed the reinstatement and revegetation of the pipeline route

6. **Unocal III Project**
   - Started producing crude oil from the Big Oil program
   - Drilled 1 delineation well and 39 development wells
   - Installed Oil Central Processing Platform and 2 additional wellhead platforms for the Big Oil program

7. **JDA Project**
   - Assessed the feasibility of B-17 field development plan and natural gas demand, both in Thailand and in Malaysia, to stimulate the project development
   - Prepared to drill exploration wells during the first quarter of 2002

8. **W7/38 Project**
   - Assesed petroleum potential in west side of the field of Phase II exploration program
   - Planned for 2D seismic survey, covering 4,000 kilometers

9. **Block B and 48/95 Project**
   - Carried out preliminary gas field development plan and joined Petrovietnam in assessing possibility of utilizing gas from the project in the southern region of Vietnam
   - Drilled 1 additional exploration well



10. โครงการแปลง 52/97
- ทำแผนพัฒนาแหล่งก๊าซฯ เบื้องต้น และร่วมศึกษากับ Petrovietnam ในการนำก๊าซฯ จากโครงการมาใช้ประโยชน์ทางภาคใต้ของประเทศเวียดนาม
- ขุดเจาะหลุมสำรวจเพิ่มอีก 3 หลุม

11. โครงการเมดโก เอนเนอร์ยี
- วันที่ 12 ธันวาคม 2544 PTTEPO ได้เข้าถือหุ้นร้อยละ 40 ในบริษัท New Links Energy Resources ซึ่งเป็นผู้ถือหุ้นบริษัท PT Medco Energi Internasional Tbk. (Medco) ร้อยละ 85.44 โดยมีผู้ร่วมทุน ได้แก่ บริษัท Encore Int'l Ltd. และบริษัท Cumin (ของ CSFB) ในสัดส่วนร้อยละ 40.1 และร้อยละ 19.9 ตามลำดับ การที่ ปตท.สผ. ถือสัดส่วนร้อยละ 40 ใน New Links จะเท่ากับเป็นเจ้าของ Medco ร้อยละ 34.18
- Medco เป็นบริษัทจดทะเบียนในตลาดหลักทรัพย์จาการ์ตา เป็นผู้ดำเนินการในโครงการสำรวจและผลิตปิโตรเลียม 9 โครงการ ให้บริการแท่นขุดเจาะปิโตรเลียม 13 แท่น และดำเนินการโรงงานผลิต Methanol จำนวน 1 โรงงาน
- สัญญาผู้ถือหุ้นของบริษัท New Links จะมีหลักการคล้ายคลึงกับสัญญาร่วมทุนในธุรกิจสำรวจและผลิตปิโตรเลียม ซึ่งกำหนดให้ ปตท.สผ. มีสิทธิเข้าร่วมในการดำเนินธุรกิจของ Medco โดยในระดับบริหารจะมีตัวแทนของ ปตท.สผ. ใน Board of Commissioners และ Board of Directors ในระดับปฏิบัติการ ปตท.สผ. ยังสามารถส่งพนักงานเข้าร่วมทำงานใน Medco และบริษัทปฏิบัติการในเครือ


CREDIT SUISSE FIRST BOSTON
hares Purchase Agreement Signing Ceremony
TT Exploration and Production Public Company Limited
Credit Suisse First Boston
Medco Energi Internasional, TBK
7 October 2001

10. Block 52/97 Project
- Carried out preliminary gas field development plan and joined Petrovietnam in assessing the possibility of utilizing gas from the project in the southern region of Vietnam
- Drilled 3 additional exploration wells

11. Medco Energi Project
- On December 12, 2001, PTTEPO acquired 40% stake in New Links Energy Resources, who is the owner of 85.44% of PT Medco Energi Internasional Tbk. (Medco). The other shareholders of New Links are Encore Int'l Ltd. and Cumin (holding company of CSFB) with the participating interest of 40.1% and 19.9% respectively. As a result, PTTEP indirectly owned 34.18% of Medco.
- Medco is a listed company on the Jakarta Stock Exchange, operates 9 Petroleum Exploration and Production contracts, owns 13 drilling rigs and operate a Methanol plant.
- The Shareholder Agreement of New Links has the same principle as general Joint Operating Agreement in the E&P business, providing for control and involvement of PTTEP in the operations of Medco. At the management level, representatives from PTTEP will sit in Medco's Board of Commissioners and Board of Directors. In addition, PTTEP will also second its personnel into Medco and its operating subsidiaries.

ปัจจัยความเสี่ยง

Factors

ความเสี่ยงในการดำเนินธุรกิจสำรวจและผลิตปิโตรเลียม นอกเหนือจากความเสี่ยงทางด้านธรณีวิทยาและเทคนิคในขั้นตอนการดำเนินการและความผันผวนของราคาน้ำมันในธุรกิจสำรวจและผลิตปิโตรเลียมโดยทั่วไปแล้ว ยังมีปัจจัยเสี่ยงที่อาจส่งผลกระทบต่อการดำเนินงานของบริษัทฯ ดังนี้

1. ความผันผวนจากอัตราแลกเปลี่ยน

เนื่องจากรายได้ของบริษัทฯ จากการขายปิโตรเลียมใช้ราคาขายซึ่งอิงกับเงินเหรียญสหรัฐฯ บริษัทฯ จึงมีหนี้สินส่วนใหญ่เป็นสกุลเงินเหรียญสหรัฐฯ เพื่อเป็นการลดความเสี่ยงจากความผันผวนของอัตราแลกเปลี่ยนในระดับหนึ่ง อย่างไรก็ตาม ตราบใดที่บริษัทฯ ยังมีหนี้สินเป็นสกุลเงินเหรียญสหรัฐฯ อยู่นั้น จะทำให้การบันทึกหนี้สินทางบัญชีของบริษัทฯ ยังคงมีความแปรผันไปกับอัตราแลกเปลี่ยน โดยจะทำให้มีกำไร(ขาดทุน) จากการแปลงค่าเงินตราต่างประเทศที่ยังไม่เกิดขึ้นจริงจากการบันทึกบัญชีดังกล่าว

อนึ่ง ณ วันที่ 31 ธันวาคม 2544 บริษัทฯ และบริษัทในเครือมีหนี้สินเงินกู้และหุ้นกู้ที่เป็นเงินตราต่างประเทศรวม 453.86 ล้านเหรียญสหรัฐฯ

2. ความเสี่ยงจากการมีก๊าซธรรมชาติเป็นผลิตภัณฑ์หลัก

เนื่องจากก๊าซธรรมชาติเป็นผลิตภัณฑ์หลักของบริษัทฯ ซึ่งต้องใช้ระบบท่อในการขนส่ง จึงต้องพึ่งพาตลาดที่ใกล้แหล่งผลิต ทำให้ตลาดก๊าซฯ ค่อนข้างจำกัดเมื่อเทียบกับตลาดน้ำมัน ปัจจุบัน ปตท.สผ. ต้องพึ่งพาตลาดก๊าซฯ ภายในประเทศเป็นหลัก อย่างไรก็ดีบริษัทฯ ได้พยายามลดความเสี่ยงดังกล่าว โดยการลงทุนเพิ่มเติมในโครงการที่มีแหล่งน้ำมัน เพื่อเพิ่มสัดส่วนของน้ำมันต่อก๊าซฯ ให้สูงขึ้น

Risks in the petroleum exploration and production business, besides those associated with geological and technical issues and oil price fluctuation, comprise the following significant factors:

1. Exchange Rates Fluctuations

As PTTEP earnings from petroleum sales are linked to the USD, the Company also borrowed, mainly in USD, to reduce, to a certain extent, risks from exchange rate fluctuations. However, with liabilities in USD, the recording of liabilities in the books still fluctuates with the exchange rates, resulting in the Company's unrealized gain (loss) with regard to the foreign exchange rates.

As of 31 December 2001, PTTEP and its subsidiaries have USD 453.86 million outstanding Bonds and Loan.

2. Dependency on Natural Gas as the Main Product

As our pipeline is currently the only means of transporting our natural gas domestically, unlike the oil market, our natural gas market is naturally restricted to development of nearby production areas. The Company is well aware of this restricting limitation and is, therefore, seeking out other business opportunities to increase the oil field assets in its investment portfolio.

3. ความผันผวนทางเศรษฐกิจ

สภาวการณ์ทางเศรษฐกิจของประเทศไทยส่งผลกระทบต่อความต้องการใช้ปิโตรเลียม โดยเฉพาะการใช้ก๊าซธรรมชาติซึ่งส่วนใหญ่ใช้เพื่อการผลิตไฟฟ้า หากภาวะเศรษฐกิจตกต่ำต่อเนื่อง ทำให้ความต้องการพลังงานในอนาคตเพิ่มขึ้นไม่มาก อาจทำให้บริษัทฯ ต้องพิจารณาปรับแผนการลงทุนในอนาคตได้

4. ความเสี่ยงด้านการตลาดและการจัดจำหน่าย

ปัจจุบันบริษัทฯ จำหน่ายก๊าซธรรมชาติส่วนใหญ่ให้แก่ บมจ.ปตท. โดยมีรูปแบบการซื้อขายเป็นการทำสัญญาระยะยาว 20-30 ปี มีการกำหนดปริมาณขั้นต่ำที่ผู้ซื้อต้องรับซื้อ รวมทั้งการกำหนดเงื่อนไขให้ชำระเงินล่วงหน้ากรณีที่ไม่สามารถรับก๊าซฯ ได้ตามสัญญา ซึ่งเป็นการประกันความมั่นคงทางรายได้ในระดับหนึ่ง อย่างไรก็ตามการที่ลูกค้าไม่สามารถรับก๊าซฯ ได้เต็มที่ตามสัญญา และการจำหน่ายผลิตภัณฑ์ให้แก่ลูกค้ารายใหญ่รายเดียวนับว่ามีความเสี่ยงเช่นกัน

5. ความเสี่ยงด้านผลตอบแทนจากการลงทุนในต่างประเทศ

ในปี 2544 ปตท.สผ. ลงทุนซื้อหุ้นในบริษัท New Links Energy Resources จำกัด (New Links) ซึ่งถือหุ้นหลักในบริษัท PT Medco Energi Internasional Tbk. (Medco) ประเทศอินโดนีเซีย นับว่าเป็นโครงการลงทุนในต่างประเทศที่ใช้เงินลงทุนค่อนข้างสูง อย่างไรก็ตามการเข้าซื้อหุ้นครั้งนี้เป็นการใช้สินทรัพย์หมุนเวียนของปตท.สผ. โดยไม่ก่อให้เกิดภาระหนี้เพิ่มขึ้น และยังได้รับผลตอบแทนจากการลงทุนที่เหมาะสม โดยในการพิจารณาโครงการได้รวมปัจจัยความเสี่ยงและกฎเกณฑ์ต่าง ๆ ไว้ด้วยแล้ว ปตท.สผ. ยังให้ความสำคัญในการบริหารโครงการโดยจะส่งตัวแทนในฐานะกรรมการบริษัทซึ่งมีสิทธิในการกำกับการตัดสินใจที่สำคัญ รวมถึงการลงทุนใหม่ ๆ และยังได้รับสิทธิในการส่งผู้บริหารและพนักงานระดับปฏิบัติการเข้าไปร่วมทำงานในบริษัท Medco ด้วย นอกจากนั้นการลงทุนครั้งนี้ยังสอดคล้องกับนโยบายในการขยายการลงทุนในต่างประเทศ เพื่อเพิ่มสัดส่วนปริมาณน้ำมันสำรองของบริษัทฯ ให้สูงขึ้น รวมทั้งเป็นการกระจายความเสี่ยงในการพึ่งพาเฉพาะตลาดภายในประเทศอีกด้วย

3. Domestic Economic Conditions

Petroleum demand in Thailand is largely dependent on the domestic economic situation, particularly, the demand for natural gas, mostly used in the power generation sector. Consequently, if the economic recession causes any slight increases in energy demand, our corporate investment plan might need to be adjusted in the future.

4. Marketing and Distribution Risks

At present, most of PTTEP's natural gas is sold to PTT Plc., through 20-30 year long-term contracts, with specified minimum volumes purchased and a Take-or-Pay obligation. As a result, corporate revenue is secured to a certain extent. However, corporate dependency on a single customer and its customer's possible inability to take an entire specified volume in a Take-or-Pay obligation contain some degree of risk as well.

5. Return on Overseas Investment

In 2001, PTTEP purchased shares of New Links Energy Resources Limited (New Links), which is a major shareholder of PT Medco Energi Internasional Tbk. (Medco), Indonesia. This is a big investment for overseas expansion; however, funding for this purchasing came from PTTEP's current assets without any borrowing. PTTEP has carefully taken into account the relevant risk factors and regulations and believes that there will a satisfying return on this investment. PTTEP will send representatives to join a Board of Commissioners that will plan and implement company direction and new investment plans. PTTEP also has the right to send representatives to work at both executive levels and operating levels in Medco. This investment is consistent with PTTEP's policy to expand its overseas investment in order to increase its amount of oil reserves and to diversify its market risk, which, at the present, depends primarily on the domestic market.

รายการระหว่างกัน

Transactions

บุคคลที่มีผลประโยชน์ร่วม
Interested Persons

1.

รายการ Item	ปตท.สผ. PTTEP	บริษัท ปตท. จำกัด (มหาชน)** PTT Plc.**	บริษัทไทยโอเลฟินส์ จำกัด Thai Olefins Co.,Ltd. (TOC)
รายชื่อกรรมการที่เกี่ยวข้อง List of Directors Involved	**ตำแหน่ง** Position	**ตำแหน่ง** Position	**ตำแหน่ง** Position
นายมนู เลียวไพโรจน์ Mr. Manu Leopairote	ประธานกรรมการ* Chairman of the Board*	ประธานกรรมการ Chairman of the Board	ประธานกรรมการ Chairman of the Board
นายวิเศษ จูภิบาล Mr. Viset Choopiban	ประธานกรรมการ* กรรมการ* Chairman of the Board* Director*	กรรมการผู้จัดการใหญ่ President	กรรมการ Director
นายประเสริฐ บุญสัมพันธ์ Mr. Prasert Bunsumpun	กรรมการ Director	รองกรรมการผู้จัดการใหญ่ ปตท.ก๊าซ Senior Executive Vice President, PTT Gas	-
นายพละ สุขเวช Mr. Pala Sookawesh	กรรมการ Director	-	กรรมการ Director
นายนภดล มัณฑะจิตร Mr. Nopadon Mantajit	กรรมการ* Director*	กรรมการ Director	-
นายพิชัย ชุณหวชิร Mr. Pichai Chunhavajira	กรรมการ Director	รองกรรมการผู้จัดการใหญ่ การเงินและบัญชีองค์กร Senior Executive Vice President, Corporate Finance and Accounting	-
นายจักราวุธ ศัลยพงษ์ Mr. Chakrawut Salyabong	กรรมการ* Director*	กรรมการ Director	-
ความเกี่ยวข้อง Affiliation	• ปตท. ถือหุ้น ปตท.สผ. ร้อยละ 60.97 PTT holds 60.97% share in PTTEP • กรรมการบางคนดำรงตำแหน่งเป็นทั้งกรรมการของ ปตท.สผ. และ ปตท. Some Directors sit on both the PTT's and PTTEP's Board of Directors	ปตท. ถือหุ้น ปตท.สผ. และบริษัท ไทยโอเลฟินส์ฯ PTT is the shareholder of PTTEP and TOC	• ปตท. ซึ่งเป็นผู้ถือหุ้นใหญ่ของ ปตท.สผ. ถือหุ้นในบริษัท ไทยโอเลฟินส์ฯ ร้อยละ 49 PTT, the major shareholder of PTTEP, holds 49% share in TOC • กรรมการบางคนดำรงตำแหน่งเป็นทั้งกรรมการของ ปตท.สผ. และบริษัท ไทยโอเลฟินส์ฯ Some Directors sit on both PTTEP's and TOC's Board of Directors

* วันเริ่มต้นหรือสิ้นสุดของตำแหน่ง ดังหน้า 42-46
Starting date and Ending date of Directorship as page 42-46

** การปิโตรเลียมแห่งประเทศไทยแปรรูปเป็นบริษัท ปตท. จำกัด (มหาชน) ในเดือนพฤศจิกายน 2544
The Petroleum Authority of Thailand was transformed to become PTT Plc. in November 2001.

2.

รายการ Item	ปตท.สผ. PTTEP	ปตท.สผ.อ. PTTEPI	PTTEPO	PTTEP KV	PTTEP SV
รายชื่อกรรมการที่เกี่ยวข้อง List of Directors Involved	**ตำแหน่ง** Position	**ตำแหน่ง** Position	**ตำแหน่ง** Position	**ตำแหน่ง** Position	**ตำแหน่ง** Position
นายจิตรพงษ์ กว้างสุขสถิตย์ Mr. Chitrapongse Kwangsukstith	กรรมการผู้จัดการใหญ่ กรรมการ และเลขานุการ President / Director & Secretary of the Board	กรรมการ Director	ประธานกรรมการ Director-Chairman	ประธานกรรมการ Chairman	ประธานกรรมการ Chairman
นายมารุต มฤคทัต Mr. Maroot Mrigadat	รองผู้จัดการใหญ่อาวุโส สายงานปฏิบัติการ Senior Vice President, Operations	กรรมการ Director	-	-	-
นายสุวิทย์ ปิตรชาต Mr. Suwit Pitrchart	รองผู้จัดการใหญ่ สายงานโครงการร่วมทุน Vice President, E&P Investment	กรรมการ Director	กรรมการ Director	กรรมการ Director	กรรมการ Director
ความเกี่ยวข้อง Affiliation	ผู้บริหารบางคนดำรงตำแหน่งเป็นทั้งกรรมการของ ปตท.สผ.อ. PTTEPO PTTEP KV และ PTTEP SV Some PTTEP management sit on the PTTEPI's , PTTEPO's, PTTEP KV's and PTTEP SV's Board of Directors.	ปตท.สผ. ถือหุ้นอยู่ร้อยละ 100 ใน ปตท.สผ.อ. PTTEP holds 100% share in PTTEPI	ปตท.สผ. ถือหุ้นอยู่ร้อยละ 75 และปตท.สผ.อ. ถือส่วนที่เหลืออีกร้อยละ 25 ใน PTTEPO PTTEP holds 75% share in PTTEPO. PTTEPI holds the remaining of 25% in PTTEPO.	PTTEPO ถือหุ้นอยู่ร้อยละ 100 ใน PTTEP KV PTTEPO holds 100% share in PTTEP KV	PTTEPO ถือหุ้นอยู่ร้อยละ 100 ใน PTTEP SV PTTEPO holds 100% share in PTTEP SV

รายการระหว่างกัน

1. การใช้ที่ดิน

ปตท.สผ. ใช้ที่ดินจำนวน 2 ไร่ 286 ตารางวา ซึ่งเป็นส่วนหนึ่งของที่ดินที่ ปตท. เช่าจากการรถไฟแห่งประเทศไทย โดย ปตท.สผ. ยังไม่ได้มีการจ่ายค่าตอบแทนใด ๆ

2. การให้เช่าพื้นที่อาคารสำนักงาน

ในปี 2544 ปตท.สผ. ตกลงให้บริษัท ปตท. จำกัด (มหาชน) ต่อสัญญาเช่าพื้นที่สำนักงานและบริการ ขนาด 2,800 ตารางเมตร เป็นเวลา 2 ปี ตั้งแต่วันที่ 15 สิงหาคม 2544 ถึงวันที่ 14 สิงหาคม 2546 และตกลงให้ บริษัท ไทยโอเลฟินส์ จำกัด ต่อสัญญาเช่าพื้นที่สำนักงานและบริการ ขนาด 766.80 ตารางเมตร ตั้งแต่วันที่ 1 สิงหาคม 2544 ถึงวันที่ 31 กรกฎาคม 2546 โดยมีมูลค่าตอบแทนรวมของรายการเป็น ดังนี้

Connected Transactions

1. Land

PTTEP has been using the land of 2 rais and 286 square wahs which is a part of the lease land under the lease agreement between PTT and the State Railway of Thailand. PTTEP has not paid for any compensation.

2. The Lease of Office Area

PTTEP has agreed to extend the office lease and service agreement to PTT covering the area of 2800 sq.m. and to Thai Oleifins Co., Ltd. (TOC) with the area of 766.80 sq.m. The lease term is 2 years from August 15, 2001 to August 14, 2003 and August 1, 2001 to July 31, 2003 respectively. The transaction can be tabulated below:

องค์กร/บริษัท Organization/Company Name	รายการ Item	ค่าเช่า(บาท) Rental and Service Fee(Baht)
บริษัท ปตท.จำกัด (มหาชน) PTT Plc.	เช่าพื้นที่และบริการ Office Space Rental and Service	17,066,000
บริษัท ไทยโอเลฟินส์ จำกัด Thai Olefins Co., Ltd. (TOC)	เช่าพื้นที่และบริการ Office Space Rental and Service	4,666,512

หมายเหตุ : การให้เช่าพื้นที่อาคารสำนักงาน ปตท.สผ. การให้บริการในพื้นที่ที่ให้เช่านี้เป็นรายการที่เกี่ยวโยงกันตามประกาศตลาดหลักทรัพย์ฯเรื่องหลักเกณฑ์ วิธีการ และการเปิดเผยรายการที่เกี่ยวโยงกันของบริษัทจดทะเบียนข้อ 1(2) และข้อ 8(5)

Note : Leasing of PTTEP's office space, and the service-provided agreement included, is a connected transaction according to Section 1(2) and section 8(5) of the Stock Exchange of Thailand's regulations on connected transactions of listed companies.

3. การกู้ยืมเงินระหว่าง ปตท.สผ. และบริษัทย่อย

ณ วันที่ 31 ธันวาคม 2544 ปตท.สผ. มีลูกหนี้เงินกู้ซึ่งเป็นบริษัทย่อยจำนวน 1 ราย คือ ปตท.สผ.อ. โดยมียอดเงินกู้ยืม จำนวน 1,722.14 ล้านบาท ที่อัตราดอกเบี้ย 6.50% จำนวน 17.42 ล้านเหรียญสหรัฐฯ ที่อัตราดอกเบี้ย 7.86% และจำนวน 32.86 ล้านเหรียญสหรัฐฯ ที่อัตราดอกเบี้ย LIBOR + 0.75%

ณ วันที่ 31 ธันวาคม 2544 มียอดเงินกู้ระหว่างบริษัทย่อยด้วยกัน ดังนี้

1. PTTEPO มียอดหนี้เงินกู้ที่กู้ยืมจาก ปตท.สผ.อ. จำนวน 2,775.27 ล้านบาท ที่อัตราดอกเบี้ย 7.625% และจำนวน 223.39 ล้านเหรียญสหรัฐฯ ที่อัตราดอกเบี้ย 7.625%

2. PTTEP SV มียอดหนี้เงินกู้ที่กู้ยืมจาก PTTEPO จำนวน 170.55 ล้านบาท ที่อัตราดอกเบี้ย 7.625%

3. Loans between PTTEP and Its Subsidiaries

As of December 31, 2001, PTTEP has provided the loans to one subsidiary, PTTEPI, with the following details: Baht 1,722.14 million with an interest rate of 6.50% per annum, USD 17.42 million with an interest rate of 7.86% per annum and USD 32.86 million at an interest rate of 0.75% over LIBOR. The following are details of loans outstanding among PTTEP's subsidiaries as of December 31, 2001;

1) PTTEPO borrows from PTTEPI Baht 2,775.27 million at an interest rate of 7.625% per annum and USD 223.39 million at an interest rate of 7.625% per annum.

2) PTTEP SV borrows from PTTEPO Baht 170.55 million at an interest rate of 7.625% per annum.

3. PTTEP KV มียอดหนี้เงินกู้ที่กู้ยืมจาก PTTEPO จำนวน 307.31 ล้านบาท ที่อัตราดอกเบี้ย 7.625%

3) PTTEP KV borrows from PTTEPO Baht 307.31 million at an interest rate of 7.625 % per annum.

4. การซื้อขายผลิตภัณฑ์ปิโตรเลียม

การซื้อขายปิโตรเลียมของ ปตท. กับ ปตท.สผ. จะเกิดขึ้นทันทีที่ทำการผลิตได้ ทั้งนี้ เป็นไปตามเงื่อนไขในสัญญาซื้อขายที่ได้ทำไว้ โดยครอบคลุมถึงปริมาณการส่งมอบปิโตรเลียมตั้งแต่เริ่มจนถึงหมดอายุโครงการ สำหรับในปี 2544 ปตท.สผ. ได้ขายปิโตรเลียมที่ผลิตได้ร้อยละ 98.7 ให้กับ ปตท. ซึ่งเป็นผู้ถือหุ้นรายใหญ่ โดยราคาที่ซื้อขายก็เป็นราคาเดียวกับที่ผู้ร่วมโครงการอื่นขายให้กับ ปตท. ดังนี้

4. Petroleum Product Sales

Petroleum product sales between PTT and PTTEP takes place instantly at the production facilities, according to the sales agreements, which cover the delivery of petroleum for the entire life of the project. In 2001, approximately 98.7% of PTTEP petroleum products were sold to PTT with the same price as its partners. Details are shown below :

หน่วยมูลค่า : ล้านบาท

Unit of Value: million baht

ผลิตภัณฑ์ Product	2544/2001 ปริมาณ Volume	 มูลค่า Value
น้ำมันดิบ (ล้านบาร์เรล) Crude Oil (million barrels)	2.2	2,080
ก๊าซธรรมชาติ (ล้านลูกบาศก์ฟุต) Natural Gas (million cubic feet)	169,357	20,516
ก๊าซแอลพีจี (เมตริกตัน) LPG (metric tons)	27,399	283
คอนเดนเสท (ล้านบาร์เรล) Condensate (million barrels)	4.3	4,287

5. ค่า Carry Forward Gas

ผู้ร่วมทุนโครงการบงกช ซึ่งประกอบด้วย ปตท.สผ. บริษัท โททาลฟิน่าเอลฟ์ อี แอนด์ พี ไทยแลนด์ และบริษัทบริติช แก๊ส เอเชียแปซิฟิค พีทีอี ลิมิเต็ด ได้ตกลงในหลักการที่จะชดเชยสิทธิของ ปตท. ในการนำปริมาณรับซื้อก๊าซธรรมชาติส่วนที่มากกว่าที่กำหนดไว้ตามสัญญา (Carry Forward Gas) มาหักจากปริมาณที่จะรับซื้อตามสัญญาในอนาคต เพื่อให้โครงการบงกชสามารถรักษาระดับการขายไว้ได้ตามสัญญา ซึ่งก๊าซธรรมชาติส่วนที่ ปตท. รับซื้อเกินในอดีต มีปริมาณคงเหลือ 19,540 ล้านลูกบาศก์ฟุต และ ปตท. ตกลงที่จะรับซื้อก๊าซธรรมชาติส่วนเกินเพิ่มขึ้นในระหว่างวันที่ 5 สิงหาคม 2544 ถึงวันที่ 1 มิถุนายน 2545 ในปริมาณเทียบเท่า 11,600 ล้านลูกบาศก์ฟุต โดยในวันที่ 31 สิงหาคม 2544 ปตท.สผ. จึงได้ชดเชยเงินให้ ปตท. ตามสัดส่วนการร่วมทุนของส่วนที่เกินดังกล่าวเป็นจำนวน 240 ล้านบาท และ 144 ล้านบาทตามลำดับ

รายการนี้เป็นรายการที่ ปตท.สผ. ได้พิจารณาร่วมกับผู้ร่วมโครงการ โดยเงื่อนไขการชดเชยเงินเป็นเงื่อนไขเดียวกับผู้ร่วมทุนโดยแบ่งชำระตามสัดส่วนการร่วมทุน ไม่มีการเสียเปรียบหรือได้เปรียบระหว่างกันเกิดขึ้น

5. Carry Forward Gas

The Bongkot partners which is PTTEP, TotalFinaElf E&P Thailand and British Gas Asia Pacific have reached an agreement in principle to compensate PTT for waiving the right to exercise the volume of gas purchased in excess of the contractual volume (carry forward gas) to reduce the future gas offtake from the daily contractual volume in order for Bongkot Project to maintain its normal gas sales volume. The outstanding carry forward gas which PTT purchased in excess in the past remains at 19,540 MMSCF. In addition, PTT has agreed to take the carry forward gas during August 5, 2001 to June 1, 2002 in an amount equivalent to 11,600 MMSCF. Thus, on August 31, 2001, PTTEP will compensate PTT according to its interest portion of the carry forward gas for the amount of Baht 240 million and Baht 144 million, respectively.

PTTEP jointly considered this agreement with Bongkot partners and adopted the same terms and conditions, with the advanced payment to be split proportionately among the partners.

6. การส่งเสริมการซื้อขายก๊าซธรรมชาติเพิ่มเติมจากโครงการยูโนแคล 2/3

ปตท.สผ. ได้ทำสัญญากับ ปตท. ให้รับซื้อก๊าซเพิ่มจากโครงการยูโนแคล 2/3 โดยผู้ร่วมทุนโครงการจะจ่ายเงินส่วนต่างให้ ปตท. ล่วงหน้า เพื่อแลกเปลี่ยนกับการที่ตกลงซื้อก๊าซฯ เพิ่มจากโครงการอีก 11 พันล้านลูกบาศก์ฟุต ภายในระยะเวลา 1 ปี ตั้งแต่วันที่ 1 ตุลาคม 2544 ถึงวันที่ 30 กันยายน 2545 ในราคาต่ำกว่าราคาซื้อขายปกติ ซึ่งหากไม่สามารถรับซื้อก๊าซธรรมชาติเพิ่ม หรือซื้อได้ไม่ถึง 11 พันล้านลูกบาศก์ฟุต ปตท. จะต้องจ่ายคืนเงินตามอัตราส่วน (ปตท.สผ. มีสัดส่วนการร่วมทุนร้อยละ 5)

รายการนี้เป็นรายการที่ ปตท.สผ. ได้พิจารณาร่วมกับผู้ร่วมโครงการ โดยเงื่อนไขการชำระเงินเป็นเงื่อนไขเดียวกับผู้ร่วมทุน โดยแบ่งชำระตามสัดส่วนการร่วมทุน ไม่มีการเสียเปรียบหรือได้เปรียบระหว่างกันเกิดขึ้น

7. การค้ำประกันสัญญาการบริหารความเสี่ยงราคาน้ำมันให้บริษัทย่อย

บริษัท ปตท.สผ.ออฟชอร์ อินเวสเมนต์ จำกัด ซึ่งเป็นบริษัทย่อยของ ปตท.สผ. จัดทำสัญญาประกันราคาขายผลิตภัณฑ์ปิโตรเลียมที่ได้จากโครงการต่าง ๆ ของ ปตท.สผ. จำนวน 0.20 ล้านบาร์เรล เพื่อลดความเสี่ยงจากการเปลี่ยนแปลงของราคาน้ำมัน โดย ปตท.สผ. เป็นผู้ค้ำประกันสัญญา รายการดังกล่าวถือเป็นรายการตามธุรกิจปกติของกลุ่มบริษัทของ ปตท.สผ.

8. รายได้รอการรับรู้

รายได้รอการรับรู้ เกิดจากการที่บริษัทฯ ได้รับการชำระเงินค่าก๊าซธรรมชาติล่วงหน้าจาก ปตท. สำหรับปริมาณก๊าซฯ ที่ปตท. ยังไม่สามารถรับซื้อได้ในปี 2541, 2542, 2543 และ 2544 ตามปริมาณที่ระบุในสัญญาซื้อขายก๊าซธรรมชาติของโครงการยาดานาและโครงการเยตากุน โดย ปตท.สผ. จะรับรู้รายได้รอการรับรู้เป็นรายได้จากการขายก๊าซฯ ก็ต่อเมื่อ ปตท. รับก๊าซฯ ตามปริมาณดังกล่าวในปีต่อ ๆไป รายละเอียดดังปรากฏในหมายเหตุประกอบงบการเงินข้อ 15

6. Unocal 2/3 Project Incremental Gas Sale

PTTEP and PTT have signed an agreement for incremental gas sale from the Unocal 2/3 project with the condition that the joint venture partners will make an advanced payment at a reduced price for an incremental volume of 11,000 MMSCF. The sale will be in effect for one year, from October 1, 2001 to September 30, 2002. However, PTT has to pay a reimbursement in the proportion (PTTEP share is 5%) to PTTEP in the case that PTT cannot take the contracted incremental gas delivery or obtain, in whole, less than 11,000 MMSCF.

PTTEP jointly considered this agreement with all Unocal 2/3 joint venture partners and adopted the same terms and conditions, with the advanced payment to be split proportionately among the partners.

7. PTTEP's Guaranty for Subsidiary's Oil Price Hedging Contracts

PTTEPO, a PTTEP subsidiary, has executed oil price hedging contracts to guarantee the selling price for its petroleum products from various PTTEP projects in the amount of 0.20 million barrels in order to mitigate risks from oil price fluctuations. PTTEP, as the parent company, is the guarantor for the contracts. This is to be considered as ordinary business within the PTTEP group.

8. Deferred Income

Deferred income arises from the Company's receipt of advance payments from PTT for natural gas that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001, in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized when PTT takes receipt of the gas in later years. Details are shown as disclosed in Note 15 to financial statements.

ความเห็นของกรรมการตรวจสอบ

รายการดังกล่าวข้างต้น กรรมการตรวจสอบของ ปตท.สผ. ได้ตรวจสอบข้อมูลแล้วเห็นว่า

- กรณีการให้เช่าสำนักงานแก่ ปตท. และบริษัทไทยโอเลฟินส์ ได้เป็นไปตามสัญญาที่มีการกำหนดผลตอบแทนและการต่ออายุสัญญาอย่างชัดเจน และเป็นไปตามราคาตลาดแล้ว
- กรณีการกู้ยืมเงินระหว่าง ปตท.สผ. และบริษัทย่อย มีการคิดอัตราดอกเบี้ยเทียบเท่าอัตราดอกเบี้ยต้นทุนของเงินดังกล่าว โดยเป็นอัตราดอกเบี้ยที่เหมาะสมตามแหล่งที่มาของเงินทุน
- กรณีการซื้อขายผลิตภัณฑ์ปิโตรเลียมระหว่าง ปตท.สผ. และ ปตท. ได้มีการทำสัญญาซื้อขายระยะยาวและเป็นราคาเดียวกับที่ผู้ร่วมโครงการอื่นขายให้กับ ปตท.
- กรณีการนำปริมาณรับซื้อก๊าซธรรมชาติส่วนที่มากกว่าที่กำหนดไว้ตามสัญญา (Carry Forward Gas) เป็นสัญญาที่ผู้ร่วมทุนโครงการบงกชร่วมทำกับผู้ซื้อ โดยมีเงื่อนไขการชำระเงินตามสัดส่วนการลงทุน ไม่มีการได้เปรียบหรือเสียเปรียบระหว่างกัน
- กรณีการส่งเสริมการซื้อขายก๊าซธรรมชาติเพิ่มเติมจากโครงการยูโนแคล 2/3 เป็นสัญญาที่ผู้ร่วมทุนโครงการร่วมทำกับผู้ซื้อ โดยมีเงื่อนไขการชำระเงินตามสัดส่วนการลงทุน ไม่มีการได้เปรียบหรือเสียเปรียบระหว่างกัน
- กรณีการค้ำประกันสัญญาการบริหารความเสี่ยงราคาน้ำมัน (Hedging) ถือเป็นรายการในธุรกิจปกติระหว่างกลุ่มบริษัทของ ปตท.สผ.

การทำรายการระหว่างกันในอนาคต

ในกรณีนี้ ปตท.สผ. จำเป็นต้องทำรายการกับบุคคลที่มีความขัดแย้งในอนาคต ปตท.สผ. จะยึดถือและปฏิบัติตามกฎข้อบังคับของตลาดหลักทรัพย์แห่งประเทศไทย หรือหน่วยงานกำกับดูแลอื่นในเรื่องรายการระหว่างกันอย่างเคร่งครัด เพื่อให้ผู้ถือหุ้นโดยรวมได้รับการดูแลผลประโยชน์อย่างดีที่สุด

Opinions of Audit Committee

The above items have been certified by PTTEP's Audit Committee with the following comments:

- The office building lease to PTT and TOC has been done under a contract that clearly indicated the benefits, compensation, and lease extension period. The relinquishment of the lease has been done on a fair market price basis.
- The interest rates charged for the loan made between PTTEP and its subsidiaries were at the cost of fund which were appropriate based on the sources of fund.
- The sales of petroleum products between PTTEP and PTT have been executed under long-term sale agreements at the same price proposed by other joint venture partners.
- The Carry Forward Gas arrangement is a fair agreement between Bongkot Project's joint venture partners and adopted the same terms and conditions, with the advanced payment to be split proportionately among the partners.
- The Unocal 2/3 Project Incremental Gas Sale is a fair contract made between the joint venture partners and adopted the same terms and conditions, with the advanced payment to be split proportionately among the partners.
- As for the PTTEP's guarantee of its subsidiaries' hedging contracts, it is an ordinary business item within the PTTEP group.

Future Connected Transactions

PTTEP will strictly comply with the Stock Exchange of Thailand and any other regulatory authorities or regulations as required with regard to connected transactions concerning future interested person/parties for the maximum benefit of all major and minor shareholders.



การบริหารงานด้านสุขภาพอนามัย ความปลอดภัยและสิ่งแวดล้อม

of Health, Safety and Environment

ปตท.สผ. ให้ความสำคัญสูงสุดในด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อม โดยมุ่งมั่นที่จะกระทำทุกวิถีทาง ที่จะดำเนินการสำรวจและผลิตปิโตรเลียมโดยมิให้เกิดผลกระทบด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อมต่อพนักงานและทรัพย์สินของ ปตท.สผ. ผู้รับเหมา สาธารณชน และระบบนิเวศน์ที่เกี่ยวข้อง ภายใต้นโยบายด้านสุขภาพอนามัย ความปลอดภัย และสิ่งแวดล้อมของบริษัทฯ ทั้งนี้โดยให้สอดคล้องกับนโยบาย กฎ ระเบียบของรัฐ

เพื่อให้พนักงานมีจิตสำนึก ความรู้ และความเข้าใจเกี่ยวกับอันตราย จากการปฏิบัติงาน ตลอดจนวิธีการป้องกันอันตราย ก่อนเกิดเหตุอันไม่พึงประสงค์ ปตท.สผ. ได้จัดให้มีการฝึกอบรมทางด้านสุขภาพอนามัย ความปลอดภัยและสิ่งแวดล้อมอย่างต่อเนื่อง เพื่อให้ทราบวิธีการป้องกันอุบัติเหตุและการปฏิบัติงานอย่างปลอดภัย และการแก้ไขสถานการณ์ในภาวะฉุกเฉินต่าง ๆ เพื่อลดผลกระทบและความสูญเสียในกรณีที่อาจมีอุบัติเหตุเกิดขึ้น นอกจากนี้บริษัทฯ ได้จัดให้มีการประชุมกับผู้รับเหมาอย่างสม่ำเสมอ เพื่อให้ทราบแนวนโยบายและแนวทางการดำเนินงานด้านความปลอดภัย และสิ่งแวดล้อมของบริษัทฯ ในการป้องกันอุบัติเหตุร่วมกันอีกด้วย

การดำเนินงานด้านสุขภาพอนามัยและความปลอดภัยของบริษัทฯ ในปี 2544 โดยวิธีการประเมินอัตราการเกิดอุบัติเหตุที่ต้องสูญเสียเวลาทำงานต่อ 1 ล้านชั่วโมงการทำงาน (Lost Time Accident Frequency Rate หรือ LTAF) มีค่าเท่ากับ 1.43 ซึ่งมีอัตราลดต่ำลงเมื่อเทียบกับปี 2543 (1.56) แต่อย่างไรก็ตาม บริษัทฯ มีแผนการและเป้าหมายที่จะปรับปรุงการดำเนินงานด้านความปลอดภัยเพื่อป้องกันการเกิดอุบัติเหตุ และลดอัตราการสูญเสียอย่างต่อเนื่องต่อไป

PTTEP places high priority on Health, Safety and Environment (HSE) management to ensure that its petroleum exploration and production are not conducted at the expense of the welfare of its employees, contractors, the public, the ecological environment, or the integrity of its assets. In order to achieve this objective, PTTEP's activities are conducted in accordance with its comprehension HSE policy, and in complete compliance with government laws and regulations.

To build awareness of operational hazards, and to prevent occurrence of incidents, PTTEP conducts regular HSE training courses to educate its employees about accident prevention and safe working practices, including emergency response procedures and loss prevention. PTTEP also regularly arranges seminars with its contractors to explain the Company's HSE procedures, and the role of PTTEP and contractors in spearheading initiatives to prevent accidents.

In 2001, PTTEP's Lost Time Accident Frequency Rate (LTAF) decreased to 1.43 from 1.56 in 2000. To build on this encouraging performance improvement, PTTEP will continuously strive to upgrade its safety operations to prevent accidents and reduce its lost time ratio.


PTTEP
ISO14001 CERTIFICATE
PRESENTATION
Bongkot Field
Songkhla Logistics

ปตท.สผ. เป็นบริษัทสำรวจและผลิตปิโตรเลียมแห่งแรกในเอเชียตะวันออกเฉียงใต้ที่ได้รับใบรับรองระบบการจัดการสิ่งแวดล้อม ISO 14001 ด้านการสำรวจและผลิตปิโตรเลียมที่โครงการพีทีทีอีพี1 และนับเป็นบริษัทแรกในประเทศไทยที่ได้รับการรับรองระบบการจัดการสิ่งแวดล้อม ISO 14001 ด้านการบริหารและการบริการบำรุงรักษาอาคารสำนักงาน

สำหรับปี 2544 ปตท.สผ. ได้ประสบผลสำเร็จในการนำระบบมาตรฐานการจัดการสิ่งแวดล้อมสากล หรือ ISO 14001 มาใช้ในส่วนปฏิบัติการของบริษัทฯ กล่าวคือในโครงการบงกช ซึ่งเป็นแหล่งผลิตก๊าซธรรมชาติที่ใหญ่ที่สุดในอ่าวไทย และฐานส่งกำลังบำรุงในจังหวัดสงขลา ซึ่งนับว่าเป็นฐานส่งกำลังบำรุง สำหรับกิจการสำรวจและผลิตปิโตรเลียมแห่งแรกในภูมิภาคเอเชียตะวันออกเฉียงใต้ ที่ได้รับการรับรองตามมาตรฐานสากลดังกล่าว ทั้งนี้ คณะผู้เชี่ยวชาญการตรวจสอบจากบริษัท AJA Registrars Ltd. ได้เป็นผู้ทำการตรวจประเมินตามมาตรฐานและได้ผ่านการรับรองระบบมาตรฐานการจัดการสิ่งแวดล้อมสากล ISO 14001 ดังกล่าวในวันที่ 19 ธันวาคม 2544

ความมุ่งมั่นอย่างต่อเนื่อง ของผู้บริหารและพนักงานของบริษัทฯ และผู้รับเหมาทุกคน ที่จะดำเนินงานอย่างปลอดภัยและป้องกันผลกระทบต่อสิ่งแวดล้อม ทำให้ ปตท.สผ. ได้รับรางวัล "2001 BG Chairman's Awards" ด้านการบริหารความปลอดภัยและสิ่งแวดล้อมดีเด่น จากบริษัท บริติช ก๊าซ แห่งประเทศอังกฤษ ในวันที่ 2 มิถุนายน 2544 รางวัลดังกล่าวเป็นรางวัลประจำปีที่ บริษัท บริติช ก๊าซ พิจารณามอบให้แก่ผู้ร่วมทุน ที่มีผลการดำเนินงานดีเด่นในด้านการบริหารจัดการด้านสุขภาพอนามัย ความปลอดภัยและสิ่งแวดล้อม


BG Group
Chairman's HSE Awards 2001

Another PTTEP achievement in HSE was the implemantation of the ISO 14001 standard for Environmental Management Systems (EMS). PTTEP was not only the first petroleum exploration and production company in Southeast Asia to achieve the ISO 14001 Certification for the petroleum exploration and production of the PTTEP1 Project, but also the first company in Thailand to achieve the same certification for building management and maintenance services of the PTTEP office building.

On December 19, 2001, PTTEP achieved ISO 14001 Certification for both the Bongkot field, which is the largest natural gas production field in the Gulf of Thailand, and the Songkhla Logistics Base, which is the first stand-alone onshore logistics operation for petroleum exploration and production in Southeast Asia to receive ISO 14001 Certification. The Bongkot field and Songkhla Logistics Base were certified to the ISO 14001 standard by AJA Registrars Ltd, who are accredited EMS auditors.

In recognition of the strong commitment of corporate management, employees, and all contractors to conduct our operations in a safe and environmentally responsible manner, on June 2, 2001 PTTEP was awarded with two "2001 BG Chairman's Awards" for Safety and Environmental Management. British Gas of the United Kingdom gives the BG Chairman's Awards annually to BG partners for outstanding achievements in health, safety and environmental management.

and Community Activities



โครงการมอบทุนการศึกษา

ปตท.สผ. มีนโยบายสนับสนุนทุนการศึกษาแก่นักเรียน นิสิต นักศึกษาที่เรียนดีแต่ขาดแคลนทุนทรัพย์อย่างต่อเนื่องมาเป็นเวลา 10 ปี ในปี 2544 ปตท.สผ. ได้มอบทุนการศึกษาจำนวน 73 ทุน ในระดับการศึกษาต่าง ๆ ดังนี้

- ระดับประถมศึกษาและมัธยมศึกษา จำนวน 54 ทุน แก่นักเรียนในจังหวัดสุพรรณบุรี
- ระดับอาชีวศึกษา จำนวน 7 ทุน แก่นักศึกษาในจังหวัดสงขลา
- ระดับอุดมศึกษา จำนวน 12 ทุน แก่นิสิตนักศึกษาจากสถาบันในกรุงเทพฯ จังหวัดเชียงใหม่ และจังหวัดขอนแก่น

โครงการเพื่อสังคม คุณภาพชีวิต และสิ่งแวดล้อม

ในปี 2544 ปตท.สผ. ได้ดำเนินกิจกรรมเพื่อสังคมและเสริมสร้างคุณภาพชีวิต รวมทั้งสิ่งแวดล้อมหลากหลายกิจกรรม เพื่อให้เหมาะสมแก่ชุมชนในพื้นที่ต่าง ๆ ดังนี้

กิจกรรมระยะยาวต่อเนื่อง

- สร้างความสัมพันธ์ที่ดีกับชุมชนบริเวณอาคารสำนักงานใหญ่ ปตท.สผ. ด้วยการก่อสร้างสวนปิกนิก "ฟ้าใส ไม้สวย ด้วยแรงใจ ปตท.สผ." เพื่อเป็นสถานที่พักผ่อนหย่อนใจสำหรับประชาชนทั่วไป
- สนับสนุนสมาคมพัฒนาประชากรและชุมชนในการก่อสร้างอาคารโรงงาน เพื่อเป็นการสร้างงานในชนบทและพัฒนาอาชีพแบบยั่งยืน ที่ศูนย์พัฒนาชนบทผสมผสานลำปลายมาศ อำเภอลำปลายมาศ จังหวัดบุรีรัมย์


ฟ้าใส ไม้สวย

Scholarships Program

For the past ten years PTTEP has awarded scholarships to disadvantaged students with good academic performance. In 2001 PTTEP awarded 73 student scholarships at various educational levels as follows:

- 54 scholarships to primary and secondary school students in Suphanburi province
- 7 vocational scholarships to students in Songkhla province
- 12 college scholarships for students at educational institutions in Bangkok, Chiang Mai, and Khon Kaen provinces

Societal, Standard of Living, and Environmental Programs

In 2001, PTTEP conducted many projects aimed at benefiting various communities as follows:

Long-Term Programs

- Established closer tied with communities surrounding PTTEP Head Office, through creating a picnic area for the general public, as part of its "Fai Sai, Mai Sauy, Duey Rang Jai PTTEP" project
- Supported the Population & Community Development Association (PDA) by building a factory which employed rural labour and by helping develop sustainable farming practices at the Lampraimas Mixed Farming Development Centre in Lampraimas District, Burirum province



• ส่งเสริมการกีฬาแก่โรงเรียนต่าง ๆ ในบริเวณพื้นที่ดำเนินการและพื้นที่ใกล้เคียงโครงการพีทีทีอีพี1 อำเภอเมือง จังหวัดสุพรรณบุรี เพื่อให้นักเรียนมีสุขภาพอนามัยที่แข็งแรง ห่างไกลยาเสพติด และปลูกฝังความรักใคร่สามัคคีในชุมชน

• ก่อสร้างและซ่อมแซมอาคารที่ชำรุดของศูนย์มัสยิดเด็กเล็กบ้านท่าปึก เป็นสถานที่ดูแลเด็กอ่อนก่อนวัย ที่อำเภอจะนะ จังหวัดสงขลา

• สนับสนุนการดำเนินงานโครงการสงขลาซัพพลายเบส อำเภอสิงหนคร จังหวัดสงขลา ด้วยการสร้างความเข้าใจกับชุมชนถึงความก้าวหน้าของโครงการ และดูแลชุมชนให้มีที่ทำกินแบบยั่งยืน โดยไม่ให้มีผลกระทบใด ๆ เกิดขึ้น

กิจกรรมระยะสั้น

• ร่วมกับกรมป่าไม้ กระทรวงเกษตรและสหกรณ์ จัดทำหนังสือส่งเสริมการอนุรักษ์พื้นที่เขตป่าอนุรักษ์ที่สำคัญของประเทศไทย

• สนับสนุนกิจกรรมชุมชน องค์การบริหารส่วนตำบล สถานศึกษาต่าง ๆ ในพื้นที่ปฏิบัติการ

• สนับสนุน "โครงการรณรงค์ด้วยสื่อปีแห่งการอนุรักษ์และพัฒนาสภาพแวดล้อมแม่น้ำ คู คลอง พ.ศ. 2544 - 2547" ของกระทรวงวิทยาศาสตร์ เทคโนโลยี และสิ่งแวดล้อม เพื่อรณรงค์ปลูกจิตสำนึกให้ประชาชนตระหนักถึงการรักษาความสะอาด และหวงแหนแม่น้ำ คู คลอง

• สนับสนุนการจัดทำปฏิทินอิสลามปี 2545 เพื่อแจกจ่ายแก่สุเหร่า และโรงเรียนปอเนาะทั่วประเทศโดยเฉพาะจังหวัดชายแดนภาคใต้

กิจกรรมเฉพาะกิจ

• ช่วยผู้ประสบอุทกภัยภาคใต้ จังหวัดสงขลา ด้วยการมอบอุปกรณ์ช่วยเหลือศูนย์พัฒนาเด็กเล็ก

• จัดให้นักศึกษาจากหลายสถาบัน เข้าเยี่ยมชมศูนย์ปฏิบัติการโครงการพีทีทีอีพี1 และโครงการบงกช



• Supported sports activities at schools in the vicinity of its PTTEP1 operations in Meuang district, Suphanburi province to promote student physical health programs, discourage drug addiction, and foster solidarity in the community

• Rebuilt and repaired a nursery center for pre-school children at Ban Ta Peuk Mosque, Jana district, Songkhla province

• Supported the continuing programs of its Songkhla Supply Base in Singhanakorn district, Songkhla province by informing local residents of the development at this site, to expand possibilities of improved livelihood, and to protect them from any possible environmental impact

Short-Term Programs

• Joined the Royal Forest Department, Ministry of Agriculture and Cooperatives, in producing printed materials promoting conservation of important national forest preservation in Thailand

• Supported general community activities carried out by the local government authorities and various educational institutions in areas of its operations

• Supported the "Media Campaign for the Year of Conservation and Environmental Development of Rivers and Canals, 2001-2004" of the Ministry of Science, Technology and Environment to promote public awareness of the needed clean environment and care for rivers and canals

• Supported the production of year 2002 Islamic calendars and distributed to prayers halls and religious schools throughout the country, especially in the Southern border provinces

Special Programs

• Donated essential materials to nursery schools affected by natural calamities in Songkhla province

• Organized school study tours to PTTEP operations at PTTEP1 and Bongkot projects at PTTEP Head Office

คำอธิบายและการวิเคราะห์ฐานะการเงิน และผลการดำเนินงาน

and Analysis of Financial and Operational Results

แม้ว่าราคาน้ำมันดิบในตลาดโลกช่วงครึ่งปีหลังมีการปรับตัวลดลงอย่างต่อเนื่องตามทิศทางเศรษฐกิจโลก แต่ยังไม่ส่งผลกระทบต่อราคาก๊าซธรรมชาติซึ่งเป็นผลิตภัณฑ์หลักของ ปตท.สผ. มากนัก เนื่องจากราคาก๊าซธรรมชาติส่วนใหญ่จะปรับทุก 6 หรือ 12 เดือน ประกอบกับปริมาณความต้องการใช้ก๊าซธรรมชาติเพิ่มสูงขึ้น ทั้งนี้ เป็นผลมาจากปริมาณการใช้ไฟฟ้าที่เพิ่มขึ้นแม้ว่าภาวะเศรษฐกิจชะลอตัวลง และการผลักดันนโยบายการใช้ก๊าซธรรมชาติผลิตไฟฟ้าเพื่อทดแทนการนำเข้าน้ำมันเตา ปตท.สผ. ได้ใช้โอกาสนี้เพิ่มปริมาณการขายปิโตรเลียมให้มากขึ้น เพื่อเพิ่มรายได้ให้กับ ปตท.สผ. โดยผลักดันการใช้ก๊าซธรรมชาติจากโครงการยาดานาและโครงการเยตากุน และการขายก๊าซธรรมชาติในส่วนเกินปริมาณการขายรายวันตามสัญญา (DCQ) ของโครงการบงกช

สำหรับโครงการหลักที่ ปตท.สผ. เป็นผู้ดำเนินการเองนั้น ปตท.สผ. สามารถรักษาปริมาณการผลิตก๊าซธรรมชาติเต็มที่ตามความสามารถสูงสุดของแหล่งในโครงการบงกช เพื่อส่งก๊าซธรรมชาติให้กับ บมจ.ปตท. ได้ตามสัญญา ในขณะเดียวกัน ปตท.สผ. ยังตระหนักถึงความสำคัญของการจัดการด้านสิ่งแวดล้อมในบริเวณพื้นที่ปฏิบัติการให้มีคุณภาพ โดยได้ผ่านการรับรองมาตรฐานการจัดการสิ่งแวดล้อมสากล ISO 14001 ในโครงการบงกช และฐานส่งกำลังบำรุง สำหรับกิจการสำรวจและผลิตปิโตรเลียม

ตามที่คาดว่าปริมาณความต้องการใช้ก๊าซธรรมชาติในระยะยาวจะเพิ่มสูงขึ้น ปตท.สผ. ได้ดำเนินการเจาะหลุมสำรวจและประเมินผลในโครงการอาทิตย์ จำนวน 13 หลุม และประสบความสำเร็จอย่างสูง โดยเจาะพบปิโตรเลียมถึง 12 หลุม การดำเนินงานต่าง ๆ เหล่านี้ช่วยสนับสนุนและผลักดันให้ ปตท.สผ. พัฒนาขีดความสามารถในการเป็นผู้ดำเนินการที่มีมาตรฐานและต้นทุนการดำเนินงานที่สามารถแข่งขันได้

Although crude oil prices on the world's markets declined during the second half of the year, following the global economy downward trend, this change did not yet affect prices of natural gas, which is PTTEP's main product. One reason was that most of the gas prices are adjusted once every six or twelve months. Another positive factor was a continuing rise in demand for natural gas. Even though the Thai economy experienced a slow-down, consumption of electricity continued to increase, and this trend was boosted more by government policy on promoting natural gas as a substitute fuel for fuel oil in power plants. PTTEP was well positioned to exploit this opportunity to increase its petroleum sales and thus its revenue as well. The Company encouraged the use of natural gas from the Yadana and Yetagun projects, and was able to sell amounts exceeding its Daily Contract Quantity (DCQ) from the Bongkot project as well.

In the project where PTTEP was the Operator, namely the Bongkot field, the Company was able to maintain the maximum field capacity of natural gas production for delivery to PTT Plc. At the same time, PTTEP realized the importance of environmental management at all operational sites and as a result, PTTEP was awarded the ISO 14001 certificates, for Exploration and Production of natural gas and condensate in the Bongkot field and Songkhla Logistics Base.

It is expected that long term demand for natural gas will continue to expand. For this reason, PTTEP drilled 13 exploration and appraisal wells in the Arthit field, resulting in successful petroleum discovery in 12 of these wells. These operations support PTTEP capability development to be an excellent operator with international best practices and cost competitiveness.

เมื่อวันที่ 12 ธันวาคม 2544 ปตท.สผ. ได้ร่วมลงนามในสัญญาการลงทุนซื้อหุ้นสามัญในบริษัท New Links Energy Resources Limited (New Links) ซึ่งเป็นผู้ถือหุ้นในสัดส่วนร้อยละ 85.44 ในบริษัท PT Medco Energi Internasional Tbk. (Medco) ซึ่งดำเนินการสำรวจและผลิตปิโตรเลียมในประเทศอินโดนีเซีย การลงทุนครั้งนี้คิดเป็นวงเงินประมาณ 223 ล้านเหรียญสหรัฐฯ หรือ 9,764 ล้านบาท โดยการซื้อสัดส่วนร้อยละ 40 ในบริษัท New Links หรือเท่ากับถือหุ้น Medco ทางอ้อมที่ร้อยละ 34.18 นับว่าเป็นการลงทุนครั้งสำคัญในการขยายธุรกิจในต่างประเทศนอกเหนือจากการลงทุนในสหภาพพม่า อีกทั้ง สอดคล้องกับกลยุทธ์ของ ปตท.สผ. ที่จะขยายการลงทุนในเอเชียแปซิฟิคและตะวันออกกลาง

ปตท.สผ. ยังได้ชำระคืนเงินกู้ก่อนครบกำหนดจำนวน 64.80 ล้านเหรียญสหรัฐฯ เมื่อวันที่ 30 เมษายน 2544 ซึ่งเงินกู้ดังกล่าว ปตท.สผ. ได้กู้จาก The Industrial Bank of Japan, Limited และคณะ ตั้งแต่ปี 2534 เป็นระยะเวลา 13 ปี เป็นผลให้อัตราส่วนเงินกู้ระยะยาวต่อส่วนของผู้ถือหุ้นลดลง

เมื่อวันที่ 23 พฤษภาคม 2544 ปตท.สผ. ได้จ่ายเงินปันผลให้กับผู้ถือหุ้นในอัตราหุ้นละ 3 บาท ตามมติที่ประชุมสามัญผู้ถือหุ้นประจำปี 2544 เมื่อวันที่ 27 เมษายน 2544

สำหรับการบริหารภายใน ปตท.สผ. มุ่งเน้นการพัฒนาระบบการบริหารทรัพยากรบุคคล เพื่อรองรับการเจริญเติบโตของบริษัทฯในอนาคตและได้นำแนวคิดใหม่ ๆ มาประยุกต์ใช้เพื่อพัฒนาองค์กรให้มีประสิทธิภาพ อาทิ การพัฒนาสู่ลักษณะการเป็นองค์กรแห่งการเรียนรู้ (Learning Organization) และการยึดถือหลักการบรรษัทภิบาล (Good Corporate Governance)

โดยสรุปแล้วในปีที่ผ่านมา ปตท.สผ. สามารถดำเนินงานได้เป็นอย่างดีตามแผนงานที่ได้กำหนดไว้ เป็นผลให้ ปตท.สผ. มีผลการดำเนินงานเป็นที่น่าพอใจอย่างยิ่ง

สำหรับผลการดำเนินงานปี 2544 ปตท.สผ. และบริษัทย่อยมีกำไรสุทธิ รวม 10,895 ล้านบาท คิดเป็นกำไรสุทธิต่อหุ้น 16.71 บาท เพิ่มขึ้นร้อยละ 109 เมื่อเปรียบเทียบกับปี 2543 มีกำไรสุทธิ 5,201 ล้านบาท คิดเป็นกำไรสุทธิต่อหุ้น 7.98 บาท

อนึ่ง ในปี 2544 ปตท.สผ. และบริษัทย่อยได้เปลี่ยนแปลงนโยบายการบัญชีเกี่ยวกับการบันทึกบัญชีเงินลงทุนในบริษัท Taninthayi Pipeline Company LLC ซึ่งเป็นบริษัทที่เกี่ยวข้องกันโดยเปลี่ยนจากวิธีราคาทุนเป็น

On December 12, 2001 PTTEP signed an investment contract to buy ordinary shares of New Links Energy Resources Limited, which owns 85.44% of the shares in Medco Energi Internasional Tbk. Medco is engaged in upstream oil and gas exploration and production in Indonesia. The amount of this investment is approximately USD 223 million or Baht 9,764 million and gives PTTEP a 40% share of New Links and therefore an indirect 34.18% stake in Medco. This investment represents another big step of PTTEP overseas expansion other than its Myanmar investments, and fits in well with the Company's strategy to expand investment in the Asia-Pacific and the Middle East regions.

PTTEP was able to pre-pay a USD 64.80 million loan on April 30, 2001. The sum had been borrowed from The Industrial Bank of Japan, Limited Group in 1991 for a thirteen-year period. Early repayment helped reduce the Company's long-term debt to equity ratio.

On May 23, 2001 PTTEP paid a dividend to its shareholders of Baht 3 per share, in compliance with the resolution of the Annual General Shareholders' Meeting on April 27, 2001.

The internal management of PTTEP focused mainly on developing its human resource management system as a way of preparing for future growth. The Company introduced, moreover, a number of new initiatives toward organization efficiency, such as becoming a learning organization and adhering to principles of good corporate governance.

In conclusion, PTTEP was successful in implementing its strategic plans for 2001 and was therefore able to achieve excellent operational results.

In 2001 PTTEP and its subsidiaries recorded a net profit of Baht 10,895 million, or Baht 16.71 per share. This represented a 109% increase over 2000's net profit of Baht 5,201 million, or Baht 7.98 per share.

In 2001 PTTEP and its subsidiaries changed their accounting policy for their investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and also applied the proportionate consolidation method for the

วิธีส่วนได้เสียในงบการเงินเฉพาะกิจการ และใช้วิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวม และเปลี่ยนจากวิธีส่วนได้เสียเป็นวิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวม สำหรับบริษัท Moattama Gas Transportation Company เนื่องจาก ปตท.สผ. และบริษัทย่อย มีส่วนร่วมในการควบคุมบริษัททั้งสองในลักษณะของการร่วมค้า ในการเปลี่ยนแปลงนโยบายการบัญชีดังกล่าว ปตท.สผ. และบริษัทย่อยต้องปรับย้อนหลังงบการเงินปี 2543 ที่นำมาเปรียบเทียบผลสะสมจากการเปลี่ยนแปลงนโยบายการบัญชีตั้งแต่อดีตจนถึงต้นปี 2544 ที่ต้องนำมาปรับปรุงลดกำไรสะสมต้นงวดของปี 2544 ลงจำนวนทั้งสิ้น 423 ล้านบาท

สำหรับปี 2544 ปตท.สผ. และบริษัทย่อยมีรายได้รวมทั้งสิ้น 29,310 ล้านบาทเมื่อเทียบกับปี 2543 จำนวน 22,418 ล้านบาท เพิ่มขึ้นร้อยละ 31 เนื่องจากรายได้จากการขายเพิ่มขึ้น 5,999 ล้านบาท หรือร้อยละ 28 รายได้ที่เพิ่มขึ้นเป็นผลมาจากปริมาณการขายก๊าซธรรมชาติที่เพิ่มขึ้นของโครงการยาดานา โครงการบงกช และโครงการเยตากุน ประกอบกับราคาขายผลิตภัณฑ์เฉลี่ยที่สูงขึ้นในปี 2544 นอกจากนั้นแล้ว ปตท.สผ. และบริษัทย่อยรับรู้ผลกำไรสุทธิในบริษัทร่วมในปี 2544 จำนวน 82 ล้านบาท

ปตท.สผ. และบริษัทย่อยมีรายได้จากการบริการท่อขนส่งก๊าซฯ ในปี 2544 จำนวน 663 ล้านบาท เมื่อเทียบกับปี 2543 จำนวน 176 ล้านบาท เป็นรายได้ตามสัดส่วนในบริษัท MGTC และ TPC ที่เกิดจากการให้บริการท่อขนส่งก๊าซฯ แก่ Myanmar Oil and Gas Enterprise (MOGE) ซึ่งเพิ่มขึ้นตามปริมาณการขายก๊าซฯ ของ MOGE

ปตท.สผ. และบริษัทย่อย มีรายได้ดอกเบี้ยรับในปี 2544 จำนวน 744 ล้านบาท เมื่อเทียบกับปี 2543 จำนวน 508 ล้านบาท ซึ่งเพิ่มขึ้นตามยอดคงเหลือเฉลี่ยที่เพิ่มขึ้นของเงินลงทุนระยะสั้นที่ได้จากกระแสเงินสดจากกิจกรรมดำเนินงาน และมีรายได้อื่นในปี 2544 จำนวน 302 ล้านบาท ส่วนใหญ่เป็นรายการรับชำระเงินจากบริษัท PetroVietnam Exploration and Production จากการโอนสิทธิสัมปทานที่ ปตท.สผ.อ. ถือในโครงการแปลง 46 ส่วนรายได้อื่นในปี 2543 จำนวน 214 ล้านบาท ส่วนใหญ่เป็นรายการรับชำระเงินจากบริษัท แฮร์รอดส์ เอ็นเนอร์ยี่ (ประเทศไทย) จำกัด จากการโอนสิทธิสัมปทานที่ ปตท.สผ.อ. ถือในโครงการบี 5/27

ในส่วนของค่าใช้จ่ายนั้น สำหรับปี 2544 ปตท.สผ. และบริษัทย่อย มีค่าใช้จ่ายรวมทั้งสิ้น 10,844 ล้านบาท เทียบกับปี 2543 จำนวน 11,060 ล้านบาท ลดลงจำนวน

consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, PTTEP and its subsidiaries had to restate the 2000 financial statements for comparative purposes. The cumulative effect from the past up to the start of 2001, amounting to Baht 423 million, was adjusted by reduction against the 2001 balance of brought forward retained earnings.

In 2001 the total revenue of PTTEP and its subsidiaries amounted to Baht 29,310 million, 31% higher than 2000's figure of Baht 22,418 million. This increase in sales was Baht 5,999 million or 28% higher, owing to the increased sales volumes of natural gas from the Yadana, Bongkot, and Yetagun projects. The average petroleum price was also higher in 2001. PTTEP and its subsidiaries also realized their share of profits from associated companies at a total amount of Baht 82 million.

PTTEP and its subsidiaries proportionately recorded revenue from gas pipeline transportation which MGTC and TPC rendered to Myanmar Oil and Gas Enterprise (MOGE). The amount was Baht 663 million in 2001 compared to Baht 176 million in 2000. Such increase is in relevance to the increase in gas sale volume of MOGE.

In 2001 PTTEP and its subsidiaries received interest income of Baht 744 million, compared to Baht 508 million in 2000. This increase was due to the Company's higher average balance in short-term investment which was possible because of cash flow from operations activities. Other income in 2001 amounted to Baht 302 million. Much of this comprised payments received from Petrovietnam Exploration and Production for the transfer of concession rights that PTTEPI had in Block 46. As for other income in 2000, amounting to Baht 214 million, it primarily consisted of payment received from Harrods Energy (Thailand) Co., Ltd. for the transfer of concession rights that PTTEPI had in the B5/27 project.

File No. 82-3827

216 ล้านบาท ส่วนใหญ่เป็นผลจากรายการขาดทุนจากอัตราแลกเปลี่ยนที่ลดลง อันเป็นผลจากค่าเงินบาทที่อ่อนตัวลงเล็กน้อยในปี 2544 ค่าใช้จ่ายที่เพิ่มขึ้นส่วนใหญ่เป็นค่าใช้จ่ายจากค่าเสื่อมราคาและค่าภาคหลวง ซึ่งเพิ่มขึ้นตามปริมาณการขายที่เพิ่มขึ้น

ปตท.สผ. และบริษัทย่อย มีอัตราผลตอบแทนต่อผู้ถือหุ้น (Return on shareholders' equity) ในปี 2544 อยู่ที่ร้อยละ 40.79 จากกำไรสุทธิที่เพิ่มขึ้น ปตท.สผ. ได้เสนอจัดสรรกำไรสุทธิประจำปี 2544 ในอัตราร้อยละ 36 เป็นเงินปันผลเสนอจ่ายให้ผู้ถือหุ้นในราคาหุ้นละ 6 บาท จำนวน 652 ล้านหุ้น เป็นเงิน 3,912 ล้านบาท ซึ่งจะจ่ายเมื่อได้รับการอนุมัติจากที่ประชุมใหญ่สามัญผู้ถือหุ้นประจำปี 2545

สำหรับฐานะการเงินของ ปตท.สผ. และบริษัทย่อย ณ วันที่ 31 ธันวาคม 2544 ปตท.สผ. และบริษัทย่อย มีสินทรัพย์รวมทั้งสิ้น 77,712 ล้านบาท สูงกว่าสิ้นปี 2543 จำนวน 13,731 ล้านบาท สาเหตุหลักเนื่องจากการลงทุนในบริษัท New Links ตามที่กล่าวข้างต้น และการลงทุนเพิ่มขึ้นของสินทรัพย์เพื่อการสำรวจและผลิตปิโตรเลียมในโครงการไพลิน และโครงการบงกช

สินทรัพย์หมุนเวียนของ ปตท.สผ. และบริษัทย่อย ณ วันที่ 31 ธันวาคม 2544 ส่วนใหญ่เป็นเงินสดและรายการเทียบเท่าเงินสด และลูกหนี้การค้า สินทรัพย์ไม่หมุนเวียนส่วนใหญ่ประกอบด้วยสินทรัพย์เพื่อการสำรวจและผลิตปิโตรเลียมในโครงการร่วมทุนซึ่งอยู่ภายใต้บัญชีที่ดิน อาคารและอุปกรณ์ และเงินลงทุนในบริษัทร่วม ได้แก่ บริษัท New Links และบริษัท ไทยออยล์เพาเวอร์ จำกัด ซึ่งอยู่ภายใต้บัญชีเงินลงทุนซึ่งบันทึกโดยวิธีส่วนได้เสีย

ปตท.สผ. และบริษัทย่อย มีหนี้สินรวม ณ วันที่ 31 ธันวาคม 2544 จำนวน 46,594 ล้านบาท สูงกว่าสิ้นปี 2543 จำนวน 4,908 ล้านบาท เป็นผลจากการเพิ่มขึ้นของการรับเงินล่วงหน้าจากลูกค้าตามสัญญาซื้อขายก๊าซธรรมชาติจากแหล่งยาดานาและเยตากุน ซึ่งอยู่ภายใต้บัญชีรายได้รอการรับรู้ และการเพิ่มขึ้นของรายการหนี้สินภาษีเงินได้รอการตัดบัญชี ซึ่งคำนวณจากผลแตกต่างชั่วคราวระหว่างสินทรัพย์สุทธิทางบัญชีกับทางภาษี อันเป็นผลจากวิธีคำนวณค่าเสื่อมราคาที่แตกต่างกัน นอกจากนั้น ในระหว่างปี 2544 หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ จำนวน 4,000 ล้านบาท ที่มีกำหนดไถ่ถอน ณ วันที่ 1 กุมภาพันธ์ 2545 ได้รวมแสดงอยู่ภายใต้บัญชีส่วนของหนี้สินระยะยาวที่ถึงกำหนดชำระภายในหนึ่งปี

In 2001 PTTEP and its subsidiaries incurred expenses amounting to Baht 10,844 million, compared to Baht 11,060 million the year before, or Baht 216 million less than in 2000. Much of this difference was due to lower currency exchange losses, the result of a less weakening of the Baht in 2001. Expenses that increased stemmed mainly from depreciation and royalties in relevance to an increase in petroleum sales volumes.

In 2001 PTTEP and its subsidiaries had a ratio of return on shareholders' equity at 40.79% as a result of its higher net profits in 2001. PTTEP proposed an appropriate 36% of its net profit for the year as dividends to shareholders at Baht 6 per share for 652 million shares, amounting to Baht 3,912 million. This amount will be paid out when it is approved by the Annual General Meeting of Shareholders in 2002.

As of December 31, 2001, PTTEP and its subsidiaries had total assets that amounted to Baht 77,712 million, Baht 13,731 million higher than in 2000. This increase was mainly due to the investment in New Links, mentioned above, and additional capitalized investment of assets in the exploration and production activities in the Pailin and Bongkot projects.

Most of the current assets of PTTEP and its subsidiaries as of December 31, 2001 were cash and cash equivalents, and accounts receivable. A large proportion of fixed assets were assets used in joint-venture exploration and production, presented under the caption of property, plant, and equipment, and investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the caption of investment accounted for under the equity method.

As of December 31, 2001 PTTEP and its subsidiaries had total liabilities of Baht 46,594 million, Baht 4,908 million higher than in 2000 as a result of an increase in advance payments received from customers in accordance which Yadana and Yetagun gas sales agreement which was presented under a deferred income account. Another portion came from an increase in deferred income tax, and results from a temporary difference in the calculation of net assets between accounting and tax, resulting from a

ในปี 2544 ปตท.สผ. และบริษัทย่อยมีกระแสเงินสดจากกิจกรรมดำเนินงาน จำนวน 20,588 ล้านบาท ส่วนใหญ่เป็นเงินสดรับจากการดำเนินงาน และการรับเงินล่วงหน้าจากลูกค้าตามสัญญาซื้อขายก๊าซธรรมชาติจากแหล่งยาดานาและเยตากุนตามที่กล่าวข้างต้น ปตท.สผ. และบริษัทย่อยใช้เงินสดในกิจกรรมลงทุน จำนวน 16,954 ล้านบาท ส่วนใหญ่เป็นรายการลงทุนในบริษัท New Links และการลงทุนเพิ่มขึ้นของสินทรัพย์เพื่อการสำรวจและผลิตปิโตรเลียมในโครงการไพลิน และโครงการบงกช ปตท.สผ. และบริษัทย่อยใช้เงินสดในกิจกรรมจัดหาเงินจำนวน 4,770 ล้านบาท ส่วนใหญ่เป็นการชำระคืนเงินกู้ก่อนครบกำหนดจำนวน 64.80 ล้านเหรียญสหรัฐฯ และการจ่ายเงินปันผลให้กับผู้ถือหุ้น ปตท.สผ. และบริษัทย่อย มีเงินสดและรายการเทียบเท่าเงินสด ณ วันที่ 31 ธันวาคม 2544 จำนวน 15,209 ล้านบาท ลดลงจากสิ้นปี 2543 จำนวน 1,318 ล้านบาท

ในส่วนของการคุ้มครองความเสี่ยงภัยที่อาจเกิดขึ้นกับโครงการต่าง ๆ ปตท.สผ. ได้ทำการซื้อประกันภัยโดยคำนึงถึงลักษณะความเสี่ยงภัยของแต่ละโครงการเป็นหลัก มีทุนประกันภัยและวงเงินความคุ้มครองที่เหมาะสม โดยในปี 2544 เบี้ยประกันภัยได้สูงขึ้นจากปีก่อน ๆ มาก เป็นผลกระทบเนื่องจากเหตุการณ์ก่อการร้ายที่ประเทศสหรัฐอเมริกาเมื่อวันที่ 11 กันยายน 2544

ปตท.สผ. ได้รับการจัดอันดับความน่าเชื่อถือ (Credit Rating) จากสถาบันต่าง ๆ โดย ณ วันที่ 31 ธันวาคม 2544 มีอันดับความน่าเชื่อถือในระดับ Baa3 จากการจัดอันดับของ Moody's Investors Service ระดับ BBB- (สำหรับ Long term foreign currency and issue rating) ระดับ BBB+ (สำหรับ Long term local currency rating) จากการจัดอันดับของ Standard and Poor's Ratings Group ระดับ BBB จากการจัดอันดับของ Japan Credit Rating Agency, Ltd. และระดับ AA+ จากการจัดอันดับของบริษัท ไทยเรทติ้งแอนด์ อินฟอร์เมชั่น เซอร์วิส จำกัด

different method of calculating depreciation. In addition, during 2001, Baht 4,000 million of unsecured, and unsubordinated bonds due to mature on February 1, 2002 were presented under the caption of current portion of long term loan.

In 2001 PTTEP and its subsidiaries had cash flow from operations that amounted to Baht 20,588 million. Most of this was in the form of cash derived from operations and advance payments received from customers in accordance which Yadana and Yetagun gas sales agreement, as mentioned above. Cash flow used in the investment activities of PTTEP and its subsidiaries amounted to Baht 16,954 million. Most of this was investment in New Links and additional capitalized assets used in exploration and production activities in the Pailin and Bongkot projects. Cash flow used in the financing activities of PTTEP and its subsidiaries amounted to Baht 4,770 million. Most of this was derived from prepayment of a USD 64.80 million loan and the payment of dividends to shareholders. As of December 31, 2001, PTTEP and its subsidiaries had cash and cash equivalents of Baht 15,209 million, a decrease of Baht 1,318 million from the end of 2000.

Regarding protection against potential risks, PTTEP purchased insurance coverage by essentially considering the kind of perils of each project was likely to face, with appropriate sums insured. In 2001 premiums on these policies were considerably higher, reflecting the fallout from terrorist attacks in the U.S.A. on September 11, 2001.

As of December 31, 2001, PTTEP's credit rating was graded Baa3 by Moody's Investors Service, BBB- for its long-term foreign currency and issue rating and BBB+ for its long-term local currency rating by Standard and Poor's Ratings Group, BBB by Japan Credit Rating Agency Ltd., and AA+ by Thai Rating and Information Service Co., Ltd.



ณ 31 ธันวาคม 2544
As of December 31, 2001

Board of Directors



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1. นายมนู เลียวไพโรจน์

ประธานกรรมการ (ตั้งแต่ 29 พฤษภาคม 2544)

วันเริ่มต้นของตำแหน่งกรรมการ : 27 เมษายน 2544

การศึกษา : M.Sc. (Economics) University of Kentucky, U.S.A.

ตำแหน่งอื่นในปัจจุบัน : ปลัดกระทรวงอุตสาหกรรม • ประธานกรรมการ บริษัท ปตท. จำกัด (มหาชน) • ประธานกรรมการบริษัท ไทยออยล์ จำกัด • ประธานกรรมการ บริษัท ปิโตรเคมีแห่งชาติ จำกัด (มหาชน)

ประสบการณ์หลักในอดีต : เลขาธิการ สำนักงานคณะกรรมการอ้อยและน้ำตาลทราย กระทรวงอุตสาหกรรม

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

การฝึกอบรม : Chairman 2000 รุ่น 3/2544 (14 มิถุนายน 2544)

2. นายประสิทธิ์ โฆวิไลกูล

กรรมการ

การศึกษา : LL.M. มหาวิทยาลัยโคลัมเบีย ประเทศสหรัฐอเมริกา

ตำแหน่งอื่นในปัจจุบัน : อธิการบดี มหาวิทยาลัยหัวเฉียวเฉลิมพระเกียรติ

ประสบการณ์หลักในอดีต : รองศาสตราจารย์ประจำคณะนิติศาสตร์ จุฬาลงกรณ์มหาวิทยาลัย

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

3. นายวิเศษ จูภิบาล

กรรมการ

ประธานกรรมการ (ถึงวันที่ 29 พฤษภาคม 2544)

การศึกษา : วิศวกรรมศาสตร์มหาบัณฑิต (ไฟฟ้า) จุฬาลงกรณ์มหาวิทยาลัย

ตำแหน่งอื่นในปัจจุบัน : กรรมการผู้จัดการใหญ่ บริษัท ปตท. จำกัด (มหาชน)

ประสบการณ์หลักในอดีต : ผู้ว่าการการปิโตรเลียมแห่งประเทศไทย (ปตท.)

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

การฝึกอบรม : Chairman 2000 รุ่น 3/2544 (14 มิถุนายน 2544)

4. นายวุฒิพันธุ์ วิชัยรัตน์

กรรมการ และประธานกรรมการตรวจสอบ

การศึกษา : M.A. (Economics), University of Arkansas, U.S.A.

ตำแหน่งอื่นในปัจจุบัน : รองผู้อำนวยการสำนักงบประมาณ

ประสบการณ์หลักในอดีต : ผู้ช่วยผู้อำนวยการสำนักงบประมาณ

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

การฝึกอบรม : Chairman 2000 รุ่น 3/2544 (14 มิถุนายน 2544)

5. นายประเสริฐ บุญสัมพันธ์

กรรมการ

การศึกษา : MBA, Utah State University, U.S.A.

ตำแหน่งอื่นในปัจจุบัน : รองกรรมการผู้จัดการใหญ่ กลุ่มธุรกิจก๊าซธรรมชาติ บริษัท ปตท. จำกัด (มหาชน)

ประสบการณ์หลักในอดีต : ผู้จัดการใหญ่ ปตท. ก๊าซธรรมชาติ ปตท.

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

6. นายรัฐกิจ มานะทัต

กรรมการ

วันเริ่มต้นของตำแหน่งกรรมการ : 1 กุมภาพันธ์ 2544

การศึกษา : รัฐศาสตร์มหาบัณฑิตทางการทูต มหาวิทยาลัยธรรมศาสตร์

ตำแหน่งอื่นในปัจจุบัน : อธิบดีกรมสารนิเทศ • โฆษกกระทรวงการต่างประเทศ

ประสบการณ์หลักในอดีต : เอกอัครราชทูตประจำกระทรวงการต่างประเทศ • หัวหน้าสำนักงานเลขานุการรัฐมนตรีว่าการฯ

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

7. นายพละ สุขเวช

กรรมการ

การศึกษา : M.S. (Industrial Engineering - Operation Research), Oregon State University, U.S.A.

ตำแหน่งอื่นในปัจจุบัน : ประธานกรรมการ บริษัท อะโรเมติกส์ (ประเทศไทย) จำกัด (มหาชน)

ประสบการณ์หลักในอดีต : ผู้ว่าการ ปตท.

ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

การฝึกอบรม : Chairman 2000 รุ่น 2/2544 (13 มกราคม 2544)

1. Mr. Manu Leopairote

Chairman of the Board of Director (Since 29 May 2001)

Starting Date of Directorship : 27 April 2000

Education : M.Sc. (Economics), University of Kentucky, U.S.A.

Other Current Position : Permanent Secretary, Ministry of Industry •Chairman, PTT Public Co., Ltd. •Chairman, Thai Oil Co., Ltd. •Chairman, National Petrochemical Public Co., Ltd.

Past Experience : Secretary-General, Office of the Cane and Sugar Board, Ministry of Industry

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

Training : Chairman 2000 Class 3/2001 (14 June 2001)

2. Mr. Prasit Kovilaikool

Director

Education : LL.M., Columbia University, U.S.A.

Other Current Position : President, Huachiew Chalermprakiet University

Past Experience : Associate Professor, Faculty of Law, Chulalongkorn University

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

3. Mr. Viset Choopiban

Director

Chairman of the Board of Director (Until 29 May 2001)

Education : M.S. (Electrical Engineering), Chulalongkorn University

Other Current Position : President, PTT Public Co., Ltd.

Past Experience : Governor, Petroleum Authority of Thailand (PTT)

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

Training : Chairman 2000 Class 3/2001 (14 June 2001)

4. Mr. Vudhibhandhu Vichairatana

Director and Chairman of the Audit Committee

Education : M.A. (Economics), University of Arkansas, U.S.A.

Other Current Position : Deputy Budget Director, the Bureau of the Budget

Past Experience : Assistant Budget Director, the Bureau of the Budget

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

Training : Chairman 2000 Class 3/2001 (14 June 2001)

5. Mr. Prasert Bunsumpun

Director

Education : MBA, Utah State University, U.S.A.

Other Current Position : Senior Executive Vice President, PTT Gas, PTT Public Co., Ltd.

Past Experience : President, PTT Gas, PTT

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

6. Mr. Rathakit Manathat

Director

Starting Date of Directorship : 1 February 2001

Education : M.A. (International Relations), Thammasart University

Other Current Position : Director-General, Department of Information • Spokesman, Ministry of Foreign Affairs

Past Experience : Ambassador attached to the Ministry, Ministry of Foreign Affairs • Chief of Staff to the Minister of Foreign Affairs

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

7. Mr. Pala Sookawesh

Director

Education : M.S. (Industrial Engineering - Operation Research), Oregon State University, U.S.A.

Other Current Position : Chairman, The Aromatics (Thailand) Public Co., Ltd.

Past Experience : Governor, PTT

Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

Training : Chairman 2000 Class 2/2001 (13 January 2001)



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File No. 82-3827

8. นายนภดล มัณฑะจิตร
กรรมการ
วันเริ่มต้นของตำแหน่งกรรมการ : 26 กันยายน 2544
การศึกษา : M.S. (Geology), Manchester University, United Kingdom
ตำแหน่งอื่นในปัจจุบัน : อธิบดีกรมทรัพยากรธรณี
ประสบการณ์หลักในอดีต : รองปลัดกระทรวงอุตสาหกรรม
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

9. นายอนุชา สิหนาทกถากุล
กรรมการ และกรรมการที่เป็นอิสระ
การศึกษา : MBA (Finance), University of Houston, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : กรรมการผู้จัดการ บริษัท แคปปิตัล โฟคัส จำกัด • กรรมการผู้จัดการ บริษัท โฟคัส เอนไวรอนเมนทัล จำกัด • กรรมการผู้จัดการ บริษัท โฟคัส อินฟราสตรัคเจอร์ จำกัด
ประสบการณ์หลักในอดีต : กรรมการผู้จัดการ สายการเงินและอำนวยการ บริษัท อีเอ็มซี จำกัด (มหาชน) • กรรมการผู้จัดการ บริษัทเงินทุนหลักทรัพย์ แปซิฟิคไฟแนนซ์ จำกัด (มหาชน)
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี
การฝึกอบรม : Assessing Board Performance (2 ตุลาคม 2544)

10. พลโทเลิศรัตน์ รัตนวานิช
กรรมการ และกรรมการตรวจสอบ
การศึกษา : MSSM, University of Southern California, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : ผู้ช่วยเสนาธิการทหารบกฝ่ายข่าว
ประสบการณ์หลักในอดีต : ผู้อำนวยการวิทยาลัยป้องกันราชอาณาจักร
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี
การฝึกอบรม : Finance for Non-Finance Directors (13 กันยายน 2544)

11. นายพิชัย ชุณหวชิร
กรรมการ
วันเริ่มต้นของตำแหน่งกรรมการ : 27 เมษายน 2544
การศึกษา : MBA (Finance), Indiana University of Pennsylvania, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : รองกรรมการผู้จัดการใหญ่ การเงินและบัญชีองค์กร บริษัท ปตท. จำกัด (มหาชน)
ประสบการณ์หลักในอดีต : ผู้จัดการใหญ่ ปตท. น้ำมัน ปตท. • รักษาการผู้จัดการใหญ่ ปตท. อินเตอร์เนชั่นแนล ปตท. • รักษาการรองผู้ว่าการการเงินและบัญชีองค์กร ปตท.
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

12. นายจุลสิงห์ วสันตสิงห์
กรรมการ และกรรมการตรวจสอบ
การศึกษา : ปริญญาโททางกฎหมายเปรียบเทียบ มหาวิทยาลัยอิลลินอยส์ ประเทศสหรัฐอเมริกา
ตำแหน่งอื่นในปัจจุบัน : อธิบดีอัยการฝ่ายต่างประเทศ สำนักงานอัยการสูงสุด
ประสบการณ์หลักในอดีต : รองอธิบดีอัยการฝ่ายต่างประเทศ สำนักงานอัยการสูงสุด
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

13. นายจักราวุธ ศัลยพงษ์
กรรมการ
วันเริ่มต้นของตำแหน่งกรรมการ : 27 เมษายน 2544
การศึกษา : บริหารธุรกิจบัณฑิต (มสธ.) จัดการงานก่อสร้าง และวิศวกรรมศาสตร์บัณฑิต (โยธา) มหาวิทยาลัยเกษตรศาสตร์
ตำแหน่งอื่นในปัจจุบัน : วิศวกรอาวุโสและที่ปรึกษา บริษัท อินเตอร์ เอ็นจิเนียริ่ง มาเนจเมนต์ จำกัด
ประสบการณ์หลักในอดีต : วิศวกรโครงการ โครงการทาวเวอร์พาร์ค คอนโดมิเนียม 35 ชั้น
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

14. นายจิตรพงษ์ กว้างสุขสถิตย์
กรรมการ และเลขานุการ
การศึกษา : Ph.D. (Industrial Engineering), Lamar University, Texas, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : กรรมการผู้จัดการใหญ่
ประสบการณ์หลักในอดีต : รองผู้ว่าการแผนและพัฒนาองค์กร ปตท.
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

8. Mr. Nopadon Mantajit
Director
Starting Date of Directorship : 26 September 2001
Education : M.S. (Geology), Manchester University, United Kingdom
Other Current Position : Director-General, Department of Mineral Resources (DMR)
Past Experience : Deputy Permanent Secretary, Ministry of Industry
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

9. Mr. Anucha Sihanatkathakul
Director and Independent Director
Education : MBA (Finance), University of Houston, U.S.A.
Other Current Position : Managing Director, Capital Focus Co., Ltd. • Managing Director, Focus Environmental Co., Ltd. • Managing Director, Focus Infrastructure Co., Ltd.
Past Experience : President (Finance & Accounting), EMC Plc. • President, Pacific Finance & Securities Plc.
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None
Training : Assessing Board Performance (2 October 2001)

10. Lieutenant General Lertrat Ratanavanich
Director and Director to the Audit Committee
Education : MSSM, University of Southern California, U.S.A.
Other Current Position : Assistant Chief of Staff for Intelligence, Royal Thai Army
Past Experience : Superintendent, the Nation Defence College
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None
Training : Finance for Non-Finance Directors (13 September 2001)

11. Mr. Pichai Chunhavajira
Director
Starting Date of Directorship : 27 April 2000
Education : MBA (Finance), Indiana University of Pennsylvania, U.S.A.
Other Current Position : Senior Executive Vice President, Corporate Finance and Accounting, PTT Public Co., Ltd.
Past Experience : President, PTT Oil, PTT • Acting President, PTT International, PTT • Acting Deputy Governor, Finance, PTT
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

12. Mr. Chulasingh Vasantasingh
Director and Director to the Audit Committee
Education : MCL., University of Illinois, U.S.A.
Other Current Position : Director-General, International Affairs Department Office of the Attorney-General
Past Experience : Deputy Director-General, International Affairs Department, Office of the Attorney-General
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

13. Mr. Chakrawut Salyabong
Director
Starting Date of Directorship : 27 April 2001
Education : B.A., Sukhothai Thammatirat University.B.Eng. (Civil), Kasetsat University
Other Current Position : Senior Engineer and Advisor, Inter Engineering Management Co., Ltd.
Past Experience : Project Engineer, Tower Park Condominium
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

14. Mr. Chitrapongse Kwangsukstith
Director and Secretary to the Board of Directors
Education : Ph.D. (Industrial Engineering), Lamar University, Texas, U.S.A.
Other Current Position : President, PTTEP
Past Experience : Deputy Governor, Corporate Plan & Development, PTT.
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

บุคคลซึ่งดำรงตำแหน่งในคณะกรรมการบริษัทฯ ระหว่างปี 2544

BOARD of Directors during 2001

เรียงลำดับตามวันสิ้นสุดของตำแหน่ง
Sorted by ending date of Directorship

1. นายปรีชา อรรถวิภัชน์
กรรมการ และกรรมการที่เป็นอิสระ
วันสิ้นสุดของตำแหน่ง : 27 เมษายน 2544
การศึกษา : M.S. (Industrial Engineering and Management), Oklahoma State University, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : ที่ปรึกษากิตติมศักดิ์ บริษัท ปิโตรเคมีแห่งชาติ จำกัด (มหาชน) • กรรมการ สถาบันปิโตรเลียมแห่งประเทศไทย • กรรมการ บริษัท ปูนซิเมนต์ไทย จำกัด
ประสบการณ์หลักในอดีต : ปลัดกระทรวงอุตสาหกรรม • ประธานกรรมการ ปตท.
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

1. Mr. Pricha Attavipach
Director and Independent Director
Ending Date of Directorship : 27 April 2001
Education : M.S. (Industrial Engineering and Management), Oklahoma State University, U.S.A.
Other Current Position : Honorary Advisor, National Petrochemical Public Co., Ltd. • Director of the Board, Petroleum Institute of Thailand • Director of the Board, The Siam Cement Public Co., Ltd.
Past Experience : Permanent Secretary, Ministry of Industry • Chairman of the Board, PTT
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

2. นายเชิดพงษ์ สิริวิชช์
กรรมการ
วันสิ้นสุดของตำแหน่ง : 26 กันยายน 2544
การศึกษา : M.A. (Economics), Georgetown University, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : เลขาธิการสำนักงานมาตรฐานผลิตภัณฑ์อุตสาหกรรม
ประสบการณ์หลักในอดีต : อธิบดีกรมทรัพยากรธรณี
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

2. Mr. Cherdpong Siriwit
Director
Ending Date of Directorship : 26 September 2001
Education : M.A. (Economics), Georgetown University, U.S.A.
Other Current Position : Director - General, Department of Mineral Resources
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None

3. นายปริญญา นาคฉัตรีย์
กรรมการ
วันสิ้นสุดของตำแหน่ง : 9 ตุลาคม 2544
การศึกษา : M.A. (Economics), Columbia University, U.S.A.
ตำแหน่งอื่นในปัจจุบัน : คณะกรรมการการเลือกตั้ง
ประสบการณ์หลักในอดีต : อธิบดีกรมการผังเมือง • อธิบดีกรมการปกครอง
ส่วนได้เสียโดยตรงหรือโดยอ้อมในสัญญาใด ๆ ที่ ปตท.สผ. ทำขึ้นในระหว่างปี : ไม่มี

3. Mr. Prinya Nakchudtree
Director
Ending Date of Directorship : 9 October 2001
Education : M.A. (Economics), Columbia University, U.S.A.
Past Experience : Director - General, Department of Local Administration • Director - General, Department of Local Administration
Direct or indirect proceeds in any of PTTEP's contracts in 2001 : None



คณะผู้บริหาร ปตท.สผ.

ณ 31 ธันวาคม 2544
As of December 31, 2001



Executives

1
2 3
4 5 6
7 8 9 10

1. นายจิตรพงษ์ กว้างสุขสถิตย์
กรรมการผู้จัดการใหญ่
การศึกษา : Ph.D. (Industrial Engineering), Lamar University, Texas, U.S.A.
ประสบการณ์หลักในอดีต : รองผู้ว่าการแผนและพัฒนาองค์กร ปตท.

2. นายมารุต มฤคทัต
รองผู้จัดการใหญ่อาวุโสสายงานปฏิบัติการ
รักษาการผู้จัดการฝ่ายการเจาะปิโตรเลียม
การศึกษา : M.S. (Petroleum Engineering), University of Texas at Austin, U.S.A.
ประสบการณ์หลักในอดีต : รองผู้จัดการใหญ่อาวุโสสายงานบงกช ปตท.สผ. • ผู้ช่วยผู้จัดการใหญ่สายงานโครงการบงกช ปตท.สผ.

3. นายเทวินทร์ วงศ์วานิช
รองผู้จัดการใหญ่อาวุโสสายงานพัฒนาธุรกิจ
รักษาการผู้จัดการฝ่ายพัฒนาธุรกิจ 1
รักษาการผู้จัดการฝ่ายโครงการอินโดนีเซีย
การศึกษา : M.S. (Petroleum Engineering), University of Houston, Texas, U.S.A.
ประสบการณ์หลักในอดีต : รองผู้จัดการใหญ่สายงานวางแผนและพัฒนาธุรกิจ ปตท.สผ.

4. นายสุวิทย์ ปิตรชาต
รองผู้จัดการใหญ่สายงานโครงการร่วมทุน
การศึกษา : M.Sc. (Criminology), Eastern Kentucky University, U.S.A.
ประสบการณ์หลักในอดีต : รองผู้จัดการใหญ่สายงานบริการธุรกิจ ปตท.สผ. • รองผู้จัดการใหญ่สายงานทรัพยากรบุคคลและการบริหาร ปตท.สผ.

5. นายเผ่าเผด็จ วรบุตร
รองผู้จัดการใหญ่สังกัดสำนักกรรมการผู้จัดการใหญ่
การศึกษา : M.S. (Petroleum Engineering), University of Southern California, U.S.A.
ประสบการณ์หลักในอดีต : รองผู้จัดการใหญ่สังกัดสายงานกลยุทธ์และพัฒนาศักยภาพ • รองผู้จัดการใหญ่โครงการบงกช ปตท.สผ.

6. นายสมเกียรติ จันทร์มหา
รองผู้จัดการใหญ่สายงานเทคนิค
การศึกษา : M.S. (Geophysics), Stanford University, U.S.A.
ประสบการณ์หลักในอดีต : ผู้ช่วยผู้จัดการใหญ่สายงานเทคนิค ปตท.สผ. • ผู้จัดการฝ่ายพัฒนาแหล่งปิโตรเลียม สายงานบงกช ปตท.สผ.

7. นายอัษฎากร ลิ้มปิติ
รองผู้จัดการใหญ่โครงการบงกช
การศึกษา : M.S.E. ChE. (Chemical Engineering), University of Michigan, U.S.A.
ประสบการณ์หลักในอดีต : ผู้ช่วยผู้จัดการใหญ่ สายงานกลยุทธ์และพัฒนาศักยภาพ ปตท.สผ. • ผู้จัดการอาวุโสสังกัดสำนักกรรมการผู้จัดการใหญ่

8. นายชัชวาล เอี่ยมศิริ
รองผู้จัดการใหญ่สายงานการเงินและบัญชี
รักษาการผู้จัดการฝ่ายการเงิน
การศึกษา : M.Sc. (Operation Research), London School of Economics and Political Science, University of London, United Kingdom
ประสบการณ์หลักในอดีต : ผู้จัดการอาวุโสฝ่ายการเงิน ปตท.สผ.

9. นายสมพร ว่องวุฒิพรชัย
รักษาการรองผู้จัดการใหญ่สายงานกลยุทธ์และพัฒนาศักยภาพ
การศึกษา : Ph.D. (Petroleum Engineering) University of Tulsa, U.S.A.
ประสบการณ์หลักในอดีต : ผู้ช่วยรองผู้จัดการใหญ่ฝ่ายพัฒนาธุรกิจ 1 • ผู้ช่วยรองผู้จัดการใหญ่สายงานพัฒนาธุรกิจ

10. นายนิพิฐ อิศรางกูร ณ อยุธยา
รักษาการรองผู้จัดการใหญ่สายงานบริการธุรกิจ
การศึกษา : B.S. (Petroleum Engineering) และ B.S. (Chemical Engineering), Texas A&M University, U.S.A.
ประสบการณ์หลักในอดีต : ผู้จัดการอาวุโสฝ่ายแผนกลยุทธ์ • ผู้จัดการอาวุโสสังกัดสำนักกรรมการผู้จัดการใหญ่ และรักษาการผู้จัดการอาวุโสฝ่ายแผนกลยุทธ์

1. Mr. Chitrapongse Kwangsukstith
President
Education : Ph.D. (Industrial Engineering), Lamar University, Texas, U.S.A.
Past Experience : Deputy Governor, Corporate Plan & Development, PTT

2. Mr. Maroot Mrigadat
Senior Vice President, Operations Division
Acting Manager, Drilling
Education : M.S. (Petroleum Engineering), University of Texas at Austin, U.S.A.
Past Experience : Senior Vice President, Bongkot Unit, PTTEP • Vice President, Bongkot Project, PTTEP

3. Mr. Tevin Vongvanich
Senior Vice President, New Projects Division
Acting Manager, New Ventures 1
Acting Manager, Indonesia Projects
Education : M.S. (Petroleum Engineering), University of Houston, Texas, U.S.A.
Past Experience : Vice President, Corporate Planning and New Ventures, PTTEP

4. Mr. Suwit Pitrchart
Vice President, Exploration and Production Investment Division
Education : M.Sc. (Criminology), Eastern Kentucky University, U.S.A.
Past Experience : Vice President, Business Services Division, PTTEP • Vice President, Human Resources and Administration, PTTEP

5. Mr. Poawpadet Vorabutr
Vice Presiden, Office of the President
Education : M.S. (Petroleum Engineering), University of Southern California, U.S.A.
Past Experience : Vice President under Strategy and Capability Development • Vice President, Bongkot Asset, PTTEP

6. Mr. Somkiet Janmaha
Vice President, Technical Services Division
Education : M.S. (Geophysics), Stanford University, U.S.A.
Past Experience : Assistant Vice President, Technical Services Division, PTTEP • Petroleum Development Manager, Bongkot Unit, PTTEP

7. Mr. Asdakorn Limpiti
Vice President, Bongkot Asset
Education : M.S.E. ChE. (Chemical Engineering), University of Michigan, U.S.A.
Past Experience : Assistant Vice President, Strategy and Capability Development, PTTEP • Senior Manager, Office of the President

8. Mr. Chatchawal Eimsiri
Vice President, Finance and Accounting Division
Acting Manager, Finance
Education : M.Sc. (Operation Research), London School of Economics and Political Science, University of London, United Kingdom
Past Experience : Senior Manager, Finance, PTTEP

9. Mr. Somporn Vongvuthipornchai
Acting Vice President, Strategy and Capability Development Division
Education : Ph.D. (Petroleum Engineering) University of Tulsa, U.S.A.
Past Experience : Assistant Vice President, New Ventures 1 • Assistant Vice President, New Projects Division

10. Mr. Nipit Isarankura
Acting Vice President, Business Services Division
Education : B.S. (Petroleum Engineering) and B.S. (Chemical Engineering), Texas A&M University, U.S.A.
Past Experience : Senior Manager, Strategic Planning • Senior Manager, Office of the President and Acting Senior Manager, Strategic Planning

โครงสร้างการถือหุ้นและการจัดการ

and Management Structure

1.ลักษณะการประกอบธุรกิจ

ด้วยเจตนารมณ์ที่ต้องการเสริมสร้างเสถียรภาพด้านพลังงานและเศรษฐกิจของชาติ รวมทั้งลดการพึ่งพาพลังงานจากต่างประเทศ คณะรัฐมนตรีได้มีมติให้การปิโตรเลียมแห่งประเทศไทย หรือ ปตท.* จัดตั้ง ปตท.สผ. ขึ้นเป็นบริษัทในปี พ.ศ.2528 เพื่อสนับสนุนการดำเนินงานด้านการสำรวจ พัฒนา และผลิตปิโตรเลียม ให้เกิดประโยชน์สูงสุดต่อประเทศ พร้อมทั้งให้สามารถบริหารงานได้อย่างอิสระและมีมาตรฐานทัดเทียมกับบริษัทน้ำมันนานาชาติ

ต่อมาเพื่อเป็นการรองรับการขยายบทบาททางธุรกิจสำรวจและผลิตปิโตรเลียมทั้งภายในและต่างประเทศ รวมทั้งลดภาระของรัฐ ปตท.สผ. จึงได้ระดมทุนจากภาคเอกชนด้วยการนำหุ้นเข้าจดทะเบียนเป็นบริษัทมหาชนในปี พ.ศ. 2535

ตลอดระยะเวลาที่ผ่านมา ปตท.สผ. ได้พัฒนาศักยภาพ และเพิ่มพูนประสบการณ์ด้านการสำรวจและผลิตปิโตรเลียมดังพันธกิจที่ได้รับมอบหมายมาโดยตลอด ปัจจุบัน ปตท.สผ. ก้าวสู่การเป็นผู้ดำเนินการแหล่งปิโตรเลียม 3 โครงการ ได้แก่ โครงการบงกช โครงการอาทิตย์ และโครงการพีทีทีอีพี1 ขณะเดียวกันได้ร่วมลงทุนสำรวจและผลิตปิโตรเลียมทั้งภายในและต่างประเทศกับบริษัทน้ำมันต่างชาติอีกหลายโครงการ เพื่อแสวงหาปริมาณสำรองให้กับประเทศอย่างต่อเนื่อง นอกจากนี้ ปตท.สผ. ยังมีนโยบายสนับสนุนการดำเนินงานของธุรกิจหลัก โดยขยายการลงทุนไปสู่ธุรกิจต่อเนื่อง เช่น ธุรกิจโรงไฟฟ้า เพื่อเพิ่มประสิทธิภาพในการดำเนินธุรกิจให้มากขึ้นอีกด้วย

การปิโตรเลียมแห่งประเทศไทย แปรรูปเป็นบริษัทมหาชนในปี 2544

1.Nature of Business

With determination to secure energy resources for economic development of the country, the Royal Thai Government gave approval to the Petroleum Authority of Thailand or PTT* to establish PTTEP in 1985. PTTEP was set up as a private company with a mission to explore, develop and produce petroleum resources for the maximum benefit of Thailand. The Corporate management style has been and will always be independent with world-class competitive strength and international best practices.

Subsequently, with an attempt to support the expansion of its exploration and production business in Thailand and overseas, and to reduce the government's investment burden, in 1992 PTTEP successfully raised fund from the public by floating shares in the stock market and registering as a public company.

Since its inception, PTTEP has accumulated valuable resources and experience in petroleum exploration and production (E&P) business, including performing as the Operator of three projects: Bongkot, Arthit, and PTTEP1. PTTEP has also participated with other oil companies in both domestic and international ventures aiming to secure energy resources for the future of the country. In addition, PTTEP has instituted a policy to enhance its core business by further investment into strategic downstream activities such as gas-fired power generation.

** The Petroleum Authority of Thailand was transformed in 2001 to become PTT Plc.*

โครงสร้างการถือหุ้นของ ปตท.สผ.

PTTEP's Shareholding Structure

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) หรือ ปตท.สผ.
PTT Exploration and Production Public Company Limited or PTTEP

100%

บริษัท ปตท.สผ.อินเตอร์เนชั่นแนล จำกัด หรือ ปตท.สผ.อ.
PTTEP International Limited or PTTEPI

75%

25% → PTTEP Offshore Investment Company Limited or PTTEPO

100% → PTTEP Kim Long Vietnam Company Limited or PTTEP KV

100% → PTTEP Southwest Vietnam Company Limited or PTTEP SV

40% → New Links Energy Resources Limited or New Links

25.5% → Moattama Gas Transportation Company or MGTC

14.3331% → Taninthayi Pipeline Company LLC. or TPC

50% → Carigali-PTTEPI Operating Company Sendirian Berhad or CPOC

20% → บริษัท ไทยออยล์เพาเวอร์ จำกัด
Thaioil Power Company Limited or TOP

1.1 ข้อมูล ปตท.สผ.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) หรือ ปตท.สผ.

ที่ตั้ง 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต กรุงเทพฯ 10900

โทรศัพท์ 66 (0) 2537-4000

โทรสาร 66 (0) 2537-4444

Web site www.pttep.com

ประเภทธุรกิจ สำรวจและผลิตปิโตรเลียม และลงทุนในธุรกิจต่อเนื่อง

เลขทะเบียนบริษัท บมจ. 53

จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 654,400,000 หุ้น มูลค่าหุ้นละ 5 บาท

ทุนจดทะเบียน 3,272,000,000 บาท

ทุนจดทะเบียนที่ชำระแล้ว 3,260,000,000 บาท

1.2 ข้อมูลบริษัทที่ ปตท.สผ. ถือครองตั้งแต่ร้อยละ 10 ขึ้นไป

1. **บริษัท ปตท.สผ.อินเตอร์เนชั่นแนล จำกัด หรือ ปตท.สผ.อ.**

   ที่ตั้งสำนักงานใหญ่ 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต กรุงเทพฯ 10900

   โทรศัพท์ 66 (0) 2537-4000

   โทรสาร 66 (0) 2537-4444

   สำนักงานสาขา 2 Sei-Myaung Yeiktha Lane, 8 1/2 Mile, Mayangon Township, Yangon, Union of Myanmar

   ประเภทธุรกิจ สำรวจและผลิตปิโตรเลียม และลงทุนในธุรกิจในต่างประเทศ

   สัดส่วนการถือหุ้น ปตท.สผ. ถือ 100%

   จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 2,000,000,000 หุ้น มูลค่าหุ้นละ 10 บาท

   จำนวนหุ้นที่ถือ ปตท.สผ. ถือ 2,000,000,000 หุ้น

2. PTTEP Offshore Investment Company Limited หรือ PTTEPO

   ที่ตั้ง The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Second Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman

   สถานที่ติดต่อ 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต กรุงเทพฯ 10900

   โทรศัพท์ 66 (0) 2537-4000

   โทรสาร 66 (0) 2537-4444

1.1 PTTEP Information

PTT Exploration and Production Public Company Limited or PTTEP

Head Office 555 PTTEP Office Building, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand

Tel. 66 (0) 2537-4000

Fax 66 (0) 2537-4444

Web site www.pttep.com

Type of Business Petroleum Exploration and Production, and investment in related business

Register Number Bor Mor Jor. 53

Number of Issued Shares 654,400,000 shares, Bath 5 per share

Registered Capital 3,272,000,000 baht

Paid up Capital 3,260,000,000 baht

1.2 Juristic Persons of which the Company's Shareholding exceeded 10%

1. **PTTEP International Limited or PTTEPI**

   Location 555 PTTEP Office Building, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand

   Tel. 66 (0) 2537-4000

   Fax 66 (0) 2537-4444

   Branch Office 2 Sei-Myaung Yeiktha Lane, 8 1/2 Mile, Mayangon Township, Yangon, Union of Myanmar

   Type of Business Petroleum Exploration and Production, investment in petroleum business

   Percent of Interest PTTEP holds 100%

   Number of Issued Shares 2,000,000,000 ordinary shares, Baht 10 per share

   Number of Share Owned PTTEP holds 2,000,000,000 ordinary shares

2. **PTTEP Offshore Investment Company Limited or PTTEPO**

   Location The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Second Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman

   Mailing Address 555 PTTEP Office Building, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand

   Tel. 66 (0) 2537-4000

   Fax 66 (0) 2537-4444

ประเภทธุรกิจ ดำเนินธุรกิจการลงทุนทั่วไป
สัดส่วนการถือหุ้น ปตท.สผ. ถือ 75%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 6,667 หุ้น มูลค่าหุ้นละ 1 เหรียญสหรัฐฯ
จำนวนหุ้นที่ถือ ปตท.สผ. ถือ 5,000 หุ้น

3. Carigali-PTTEPI Operating Company Sdn.Bhd. หรือ CPOC
ที่ตั้ง 16th Floor, (East Wing), Rohas Perkasa, No.8, Jalan Perak, 50450 Kuala Lumpur, Malaysia
โทรศัพท์ (603) 263-4566
โทรสาร (603) 263-4660, (603) 263-4622
ประเภทธุรกิจ ดำเนินโครงการเจดีเอ
สัดส่วนการถือหุ้น ปตท.สผ.อ. ถือ 50%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 100,000 หุ้น มูลค่าหุ้นละ 1 ริงกิตมาเลเซีย
จำนวนหุ้นที่ถือ ปตท.สผ.อ. ถือ 50,000 หุ้น

4. Moattama Gas Transportation Company หรือ MGTC
ที่ตั้ง Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
สถานที่ติดต่อ No.5 Sacred Tooth Relic Lake Avenue Punnpin Gone Quarter No.5, Mayangone Township, Yangon, Union of Myanmar
โทรศัพท์ (951) 650977, (951) 660466
โทรสาร (951) 650478, (951) 650479
ประเภทธุรกิจ ประกอบธุรกิจท่อขนส่งก๊าซฯ ในสหภาพเมียนมาร์
สัดส่วนการถือหุ้น PTTEPO ถือ 25.50%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 1,000,000 หุ้น มูลค่าหุ้นละ 0.03 เหรียญสหรัฐฯ
จำนวนหุ้นที่ถือ PTTEPO ถือ 255,000 หุ้น

5. Taninthayi Pipeline Company LLC หรือ TPC
ที่ตั้ง The Offices Maples and Calder, Attorney-at-Law, Ugland House, P.O.Box, Grand Cayman
สถานที่ติดต่อ Premier Petroleum Myanmar Limited, # 16 Shwetaung Kyar, Bahan 11201, Yangon, Union of Myanmar

Type of Business Investment
Percent of Interest PTTEP holds 75%
Number of Issued Shares 6,667 ordinary shares, USD 1 per share
Number of Share Owned PTTEP holds 5,000 ordinary shares

3. **Carigali-PTTEPI Operating Company Sdn.Bhd.** or **CPOC**
Location 16th Floor, (East Wing), Rohas Perkasa, No.8, Jalan Perak, 50450 Kuala Lumpur, Malaysia
Tel. (603) 263-4566
Fax (603) 263-4660, (603) 263-4622
Type of Business Operation in JDA Project
Percent of Interest PTTEPI holds 50%
Number of Issued Shares 100,000 ordinary shares, MR (Malaysia Ringitt) 1 per share
Number of Shares Owned PTTEPI holds 50,000 ordinary shares

4. **Moattama Gas Transportation Company** or **MGTC**
Location Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
Mailing Address No.5 Sacred Tooth Relic Lake Avenue Punnpin Gone Quarter No.5, Mayangone Township, Yangon, Union of Myanmar
Tel. (951) 650977, (951) 660466
Fax (951) 650478, (951) 650479
Type of Business Gas pipeline Transportation in Union of Myanmar
Percent of Interest PTTEPO holds 25.50%
Number of Issued Shares 1,000,000 ordinary shares, USD 0.03 per share
Number of Share Owned PTTEPO holds 255,000 ordinary shares

5. **Taninthayi Pipeline Company LLC** or **TPC**
Location The Offices Maples and Calder, Attorney-at-Law, Ugland House, P.O.Box, Grand Cayman
Mailing Address Premier Petroleum Myanmar Limited, # 16 Shwetaung Kyar, Bahan 11201, Yangon, Union of Myanmar

โทรศัพท์ (951) 526411, (951) 525704
โทรสาร (951) 525698, (951) 525684
ประเภทธุรกิจ ประกอบธุรกิจท่อขนส่งก๊าซฯ ในสหภาพเมียนมาร์
สัดส่วนการถือหุ้น PTTEPO ถือ 14.17%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 100,000 หุ้น มูลค่าหุ้นละ 1 เหรียญสหรัฐฯ
จำนวนหุ้นที่ถือ PTTEPO ถือ 14,166.7 หุ้น

6. **PTTEP Kim Long Vietnam Company Limited หรือ PTTEP KV**
ที่ตั้ง The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman
สถานที่ติดต่อ 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต กรุงเทพฯ 10900
โทรศัพท์ 66 (0) 2537-4000
โทรสาร 66 (0) 2537-4444
ประเภทธุรกิจ สำรวจและผลิตปิโตรเลียมและดำเนินธุรกิจการลงทุนทั่วไป
สัดส่วนการถือหุ้น PTTEPO ถือ 100%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 50,000 หุ้น มูลค่าหุ้นละ 1 เหรียญสหรัฐฯ
จำนวนหุ้นที่ถือ PTTEPO ถือ 50,000 หุ้น

7. **PTTEP Southwest Vietnam Company Limited หรือ PTTEP SV**
ที่ตั้ง The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman
สถานที่ติดต่อ 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต กรุงเทพฯ 10900
โทรศัพท์ 66 (0) 2537-4000
โทรสาร 66 (0) 2537-4444
ประเภทธุรกิจ สำรวจและผลิตปิโตรเลียมและดำเนินธุรกิจการลงทุนทั่วไป
สัดส่วนการถือหุ้น PTTEPO ถือ 100%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 50,000 หุ้น มูลค่าหุ้นละ 1 เหรียญสหรัฐฯ
จำนวนหุ้นที่ถือ PTTEPO ถือ 50,000 หุ้น

Tel. (951) 526411, (951) 525704
Fax (951) 525698, (951) 525684
Type of Business Gas Pipeline Transportation in Union of Myanmar
Percent of Interest PTTEPO holds 14.17%
Number of Issued Shares 100,000 ordinary shares, USD 1 per share
Number of Share Owned PTTEPO holds 14,166.7 ordinary shares

6. **PTTEP Kim Long Vietnam Company Limited or PTTEP KV**
Location The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman
Mailing Address 555 PTTEP Office Building, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand
Tel. 66 (0) 2537-4000
Fax 66 (0) 2537-4444
Type of Business Petroleum Exploration and Production and investment
Percent of Interest PTTEPO holds 100%
Number of Issued Shares 50,000 ordinary shares, USD 1 per share
Number of Share Owned PTTEPO holds 50,000 ordinary shares

7. **PTTEP Southwest Vietnam Company Limited or PTTEP SV**
Location The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman
Mailing Address 555 PTTEP Office Building, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand
Tel. 66 (0) 2537-4000
Fax 66 (0) 2537-4444
Type of Business Petroleum Exploration and Production and investment
Percent of Interest PTTEPO holds 100%
Number of Issued Shares 50,000 ordinary shares, USD 1 per share
Number of Share Owned PTTEPO holds 50,000 ordinary shares

8. บริษัท ไทยออยล์เพาเวอร์ จำกัด หรือ TOP
ที่ตั้ง 123 ชั้น 12 อาคารซันทาวเวอร์ บี ถนนวิภาวดีรังสิต กรุงเทพฯ 10900
โทรศัพท์ 66 (0) 2617-8300
โทรสาร 66 (0) 2617-8299
ประเภทธุรกิจ ผลิตและจำหน่ายไฟฟ้า
สัดส่วนการถือหุ้น ปตท.สผ.อ. ถือ 26%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 281,000,000 หุ้น มูลค่าหุ้นละ 10 บาท
จำนวนหุ้นที่ถือ ปตท.สผ.อ. ถือ 73,060,000 หุ้น

9. New Links Energy Resources Limited หรือ New Links
ที่ตั้ง Graha Niaga 16th Floor, Jl. Jend. Sudirman 58, Jakarta 12190 - Indonesia
โทรศัพท์ (62.21) 250.5459
โทรสาร (62.21) 250.5536
ประเภทธุรกิจ ดำเนินธุรกิจการลงทุนทั่วไป โดยเฉพาะด้านปิโตรเลียมโดยผ่านบริษัทย่อย
สัดส่วนการถือหุ้น PTTEPO ถือ 40%
จำนวนหุ้นที่ออกจำหน่าย หุ้นสามัญ 3,332,451,450 หุ้น มูลค่าหุ้นละ 100 รูเปียอินโดนีเซีย
จำนวนหุ้นที่ถือ PTTEPO ถือ 1,139,000,000 หุ้น

1.3 บุคคลอ้างอิง

นายทะเบียนหุ้น
ชื่อ บริษัทศูนย์รับฝากหลักทรัพย์(ประเทศไทย)จำกัด
ที่ตั้ง 62 อาคารตลาดหลักทรัพย์แห่งประเทศไทย ชั้น 4, 6-7 ถนนรัชดาภิเษก แขวงคลองเตย กรุงเทพฯ 10110
โทรศัพท์ 0-2359-1200-1
โทรสาร 0-2359-1259

นายทะเบียนหุ้นกู้
ชื่อ บริษัทหลักทรัพย์ ทิสโก้ จำกัด
ที่ตั้ง 48/8 อาคารทิสโก้ทาวเวอร์ ถ.สาธรเหนือ กรุงเทพฯ 10500
โทรศัพท์ 0-2633-6999
โทรสาร 0-2633-6900

8. **Thaioil Power Company Limited** or **TOP**
Location 123 Suntowers Building B, 12th Floor, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand
Tel. 66 (0) 2617-8300
Fax 66 (0) 2617-8299
Type of Business Power Generation and Sale
Percent of Interest PTTEPI holds 26%
Number of Issued Shares 281,000,000 ordinary shares, 10 baht per share
Number of Share Owned PTTEPI holds 73,060,000 ordinary shares

9. **New Links Energy Resources Limited** or **New Links**
Location Graha Niaga 16th Floor, Jl. Jend. Sudirman 58, Jakarta 12190 - Indonesia
Tel. (62.21) 250.5459
Fax (62.21) 250.5536
Type of Business Investment especially in petroleum business via its subsidiaries
Percent of Interest PTTEPO holds 40%
Number of Issued Shares 3,332,451,450 ordinary shares, 100 Rupiah per share
Number of Shares Owned PTTEPO holds 1,139,000,000 ordinary shares

1.3 References

Share Registrar
Name Thailand Securities Depository Company Limited
Location 62 SET Bldg. 4, 6-7 floor, 62 Ratchadapisek Rd. Klongtoey, Bangkok 10110, Thailand
Tel. 0-2359-1200-1
Fax 0-2359-1259

Debenture Registrar
Name TISCO Securities Company Limited
Location TISCO Tower 48/8 North Sathorn Rd., Bangkok 10500, Thailand
Tel. 0-2633-6999
Fax 0-2633-6900

ผู้แทนผู้ถือหุ้นกู้

1. **จำนวนเงิน** 200,000,000 เหรียญสหรัฐฯ
   ชื่อ The Bank of New York
   ที่ตั้ง Corporate Trust Administration, 21st Floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.
   โทรศัพท์ (1 212) 815-2790
   โทรสาร (1 212) 815-5915 / 5917

2. **จำนวนเงิน** 23,000,000,000 เยน
   ชื่อ Sumitomo Mitsui Banking Corporation, Capital Markets and Treasury Operations Department
   ที่ตั้ง 3-2, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo 100-0005, Japan
   โทรศัพท์ (81 3) 3282-5730
   โทรสาร (81 3) 3282-5907

ผู้สอบบัญชี

ชื่อ สำนักงานการตรวจเงินแผ่นดิน
ที่ตั้ง ถนนพระรามที่ 6 เขตพญาไท กรุงเทพฯ 10400
โทรศัพท์ 0-2618-5803
โทรสาร 0-2618-5807

ที่ปรึกษากฎหมาย

1. **ชื่อ** บริษัท เบเคอร์ แอนด์ แม็คเค็นซี่ จำกัด
   ที่ตั้ง 990 พระราม 4 ชั้น 25 ถนนพระราม 4 บางรัก กรุงเทพฯ 10500
   โทรศัพท์ 0-2636-2000, 0-2636-2222
   โทรสาร 0-2636-2111

2. **ชื่อ** Matzger Macgregor Limited
   ที่ตั้ง 193/118 เลค รัชดา ออฟฟิต คอมเพล็กซ์ ชั้น 28 ถ.รัชดาภิเษก คลองเตย กรุงเทพฯ 10110
   โทรศัพท์ 0-2661-9200
   โทรสาร 0-2661-9300

ที่ปรึกษาอื่นๆ

ชื่อ นางสาวสุคนธ์ กาญจนาลัย
ที่อยู่ 188 ซอย 16 ถนนเทศบาลนิมิตรใต้ ประชานิเวศน์ 1 เขตจตุจักร กรุงเทพฯ 10900
โทรศัพท์ 0-2589-5566
โทรสาร 0-2537-4444

Trustee

1. **Amount** USD 200,000,000
   Name The Bank of New York
   Location Corporate Trust Administration, 21st Floor, 101 Barclay Street New York, N.Y. 10286, U.S.A.
   Tel. (1 212) 815-2790
   Fax (1 212) 815-5915 / 5917

2. **Amount** Yen 23,000,000,000
   Name Sumitomo Mitsui Banking Corporation, Capital Markets and Treasury Operations Department
   Location 3-2, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo 100-0005, Japan
   Tel. (81 3) 3282-5730
   Fax (81 3) 3282-5907

Auditor

Name The State Auditor of Thailand
Location Rama VI Rd., Phayathai, Bangkok 10400, Thailand
Tel. 0-2618-5803
Fax 0-2618-5807

Legal Consultant

1. **Name** Baker & Mckenzie
   Location 25th Floor. Abdulrahim Place, 990 Rama IV Road, Bangrak, Bangkok 10500, Thailand
   Tel. 0-2636-2000, 0-2636-2222
   Fax 0-2636-2111

2. **Name** Matzger Macgregor Limited
   Location 28th Floor, Lake Rachda Office Complex, 193/118 Ratchadapisek Road, Klong Toey, Bangkok 10110 Thailand
   Tel. 0-2661-9200
   Fax 0-2661-9300

Other Advisor

Name Ms. Sukon Kanchanalai
Address 188 Soi 16 South Tesba-nimit Rd., Prachanivej I, Bangkok 10900, Thailand
Tel. 0-2589-5566
Fax 0-2537-4444

2. ผู้ถือหุ้น 10 รายแรก
Top 10 Major Shareholders

ณ วันที่ 10 เมษายน 2544
As of April 10, 2001

อันดับ Rank	รายชื่อผู้ถือหุ้น List of Shareholders	จำนวนหุ้น Number of Shares	% ของจำนวนหุ้นทั้งหมด % of Total Shares
1.	บริษัท ปตท. จำกัด (มหาชน) PTT Public Co., Ltd. (PTT)	397,494,000	60.97
2.	HSBC (Singapore) Nominees PTE Ltd	24,653,597	3.78
3.	Bankers Trust Company	17,890,060	2.74
4.	State Street Bank and Trust Company	15,221,627	2.33
5.	The Bank of New York Nominees Ltd	13,033,600	2.00
6.	Littledown Nominees Limited 5	9,849,100	1.51
7.	State Street Bank and Trust Company, for London	6,951,339	1.07
8.	Boston Safe Deposit and Trust Company	6,836,400	1.05
9.	HSBC Bank Plc	6,239,500	0.96
10.	กองทุนบำเหน็จบำนาญข้าราชการ Government Pension Fund	5,230,900	0.80

3. การจัดการ

3.1 โครงสร้างการจัดการ

3.1.1 คณะกรรมการ

ปตท.สผ. มีคณะกรรมการทั้งสิ้น 2 ชุด ได้แก่ คณะกรรมการ ปตท.สผ. และคณะกรรมการตรวจสอบ

1. คณะกรรมการ ปตท.สผ. มีอำนาจหน้าที่ในการกำหนดนโยบาย แผนกลยุทธ์ วิสัยทัศน์ แผนงาน งบประมาณในการดำเนินงานประจำปี การแต่งตั้ง/ถอดถอนฝ่ายจัดการของ ปตท.สผ. รวมทั้งติดตามการดำเนินงานต่างๆ ทั้งนี้ ในกรณีต่อไปนี้จะต้องขออนุมัติจากที่ประชุมผู้ถือหุ้น

(ก) การขายหรือโอนกิจการของ ปตท.สผ. ทั้งหมดหรือบางส่วนที่สำคัญให้แก่บุคคลอื่น

(ข) การซื้อหรือรับโอนกิจการของบริษัทอื่นหรือบริษัทเอกชนมาเป็นของ ปตท.สผ.

(ค) การทำ แก้ไข หรือเลิกสัญญาเกี่ยวกับการให้เช่ากิจการของ ปตท.สผ. ทั้งหมด หรือบางส่วนที่สำคัญ การมอบหมายให้บุคคลอื่นเข้าจัดการธุรกิจของ ปตท.สผ. หรือการรวมกิจการกับบุคคลอื่นโดยมีวัตถุประสงค์จะแบ่งกำไรขาดทุนกัน

3. Management

3.1 Management Structure

3.1.1 Committee

PTTEP has two Executive Management Committees: the PTTEP Board of Directors and the Audit Committee.

1. PTTEP Board of Directors has the authority and the responsibility for setting and giving directions on the Company's policy, strategic plan, vision, and annual budget for operation plan; for appointing/ replacing PTTEP Management and for monitoring and following up on Company performance, except for the following cases, which are to be approved by the Shareholders' Meeting:

(a) The sale or transfer of the whole or important parts of PTTEP's business to other entities.

(b) The purchase or acquisition of the business of other companies or private companies by PTTEP.

(c) The making, amending or terminating of contracts with respect to the granting of a lease of the whole or important parts of the business of PTTEP, the assignment to any other persons to manage the Company or the merging of the Company with other entity to share profit and loss.

1.1 คณะกรรมการ ปตท.สผ. มีจำนวนทั้งสิ้น 14 คน โดยมีรายละเอียดของกรรมการปัจจุบันและกรรมการที่พ้นจากตำแหน่งระหว่างปี ดังข้อมูลในหน้า 42-46

1.2 จำนวนหุ้น ปตท.สผ. ที่เพิ่มขึ้น/ลดลงของคณะกรรมการ ปตท.สผ. ในปี 2544 มีดังนี้

1.1 PTTEP Board of Directors comprises 14 members; details concerning present and resigned directors in 2001 are on Page 42-46

1.2 Number of PTTEP shares held by PTTEP Board of Directors; details concerning shareholding during 2001 are as follow:

	รายชื่อกรรมการ Name List		จำนวนหุ้น ณ 31 ธันวาคม Number of Shares as of 31 December		ผลต่างของจำนวนหุ้น Differentiation of Number of shares
			2544 / 2001	2543 / 2000	
1.	นายมนู Mr. Manu	เลียวไพโรจน์ Leopairote	-	-	-
2.	นายประสิทธิ์ Mr. Prasit	โฆวิไลกูล Kovilaikool	-	-	-
3.	นายวิเศษ Mr. Viset	จูภิบาล Choopiban	-	-	-
4.	นายวุฒิพันธุ์ Mr. Vudhibhandhu	วิชัยรัตน์ Vichairatana	-	-	-
5.	นายประเสริฐ Mr. Prasert	บุญสัมพันธ์ Bunsumpun	-	-	-
6.	นายรัฐกิจ Mr. Rathakit	มานะทัต Manathat	-	-	-
7.	นายพละ Mr. Pala	สุขเวช Sookawesh	-	-	-
8.	นายนภดล Mr. Noppadon	มัณฑะจิตร Mantajit	-	-	-
9.	นายอนุชา Mr. Anucha	สิหนาทกถากุล Sihanatkathakul	-	-	-
10.	พลโทเลิศรัตน์ Lt.Gen. Lertrat	รัตนวานิช Ratanavanich	-	-	-
11.	นายพิชัย Mr. Pichai	ชุณหวชิร Chunhavajira	-	-	-
12.	นายจุลสิงห์ Mr. Chulasingh	วสันตสิงห์ Vasantasingh	-	-	-
13.	นายจักราวุธ Mr. Chakrawut	ศัลยพงษ์ Salyabong	-	-	-
14.	นายจิตรพงษ์ Mr. Chitrapongse	กว้างสุขสถิตย์ Kwangsukstith	3,000	3,000	-
	บุคคลซึ่งดำรงตำแหน่งในคณะกรรมการบริษัทฯ ระหว่างปี 2544 Board of Directors during 2001				
1.	นายปรีชา Mr. Pricha	อรรถวิภัชน์ Attavipach	-	-	-
2.	นายเชิดพงษ์ Mr. Cherdpong	สิริวิชช์ Siriwit	-	-	-
3.	นายปริญญา Mr. Prinya	นาคฉัตรีย์ Nakchudtree	-	-	-

2. คณะกรรมการตรวจสอบ มีหน้าที่และความรับผิดชอบ ดังนี้
   (ก) สอบทานให้ ปตท.สผ. มีรายงานทางการเงินอย่างถูกต้องและเพียงพอ โดยมีผู้สอบบัญชีเข้าร่วมประชุมด้วยทุกไตรมาส
   (ข) สอบทานให้ ปตท.สผ. ปฏิบัติตามกฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ ข้อกำหนดของตลาดหลักทรัพย์ และกฎหมายที่เกี่ยวข้องกับธุรกิจของ ปตท.สผ.
   (ค) พิจารณาการเปิดเผยข้อมูลของ ปตท.สผ. กรณีที่เกิดรายการเกี่ยวโยงกัน หรือรายการที่อาจจะมีความขัดแย้งทางผลประโยชน์ให้มีความถูกต้อง และครบถ้วน
   (ง) สอบทานให้ ปตท.สผ. มีระบบการควบคุมภายใน และระบบการตรวจสอบภายในที่เหมาะสม และมีประสิทธิผล รวมทั้งมีหน้าที่สอบทานรายงานผลการตรวจสอบ แนวทางการตรวจสอบ และประเมินผลการตรวจสอบการดำเนินงานด้านต่าง ๆ ของ ปตท.สผ. ตามวิธีการ และมาตรฐานที่ยอมรับโดยทั่วไป และประสานงานกับผู้สอบบัญชี
   (จ) พิจารณา คัดเลือก และเสนอแต่งตั้งผู้สอบบัญชีของ ปตท.สผ. รวมทั้งการพิจารณาเสนอค่าตอบแทน
   (ฉ) พิจารณาความเสี่ยงที่สำคัญของ ปตท.สผ. และเสนอแนะวิธีป้องกันเพื่อลดความเสี่ยงนั้น
   (ช) ให้ความเห็นชอบการแต่งตั้ง โยกย้าย และการพิจารณาความดีความชอบ หรือการลงโทษหัวหน้าหน่วยงานเกี่ยวกับการตรวจสอบ
   (ซ) ให้ความเห็นชอบแผนงานการตรวจสอบของหน่วยงานเกี่ยวกับการตรวจสอบ
   (ฌ) พิจารณากลั่นกรองงบประมาณ และอัตรากำลังของหน่วยงานเกี่ยวกับการตรวจสอบ
   (ญ) พิจารณาประเมินผลการกำกับดูแลกิจการของคณะกรรมการตรวจสอบ และจัดทำเป็นรายงานเปิดเผยไว้ในรายงานประจำปีของ ปตท.สผ.
   (ฎ) ประธานกรรมการตรวจสอบ หรือกรรมการตรวจสอบต้องเข้าร่วมประชุมผู้ถือหุ้นของ ปตท.สผ. เพื่อชี้แจงในเรื่องที่เกี่ยวกับคณะกรรมการตรวจสอบ หรือการแต่งตั้งผู้สอบบัญชีด้วย

2. The Audit Committee has the following responsibilities:
   (a) To review and audit the Company's financial report so as to ensure that it is correct and sufficient, with the Company's auditor to attend the quarterly meeting.
   (b) To review and audit the Company's operations to ensure that they are in compliance with the Securities and Exchange Acts, Regulations of the Stock Exchange of Thailand, and any other relevant laws.
   (c) To consider PTTEP's information disclosure on matters related to connected transactions or conflict-of-interest transactions to ensure that they are correct and sufficient.
   (d) To review the internal control and internal audit systems to ensure that they are appropriate and effective and to ensure that the audit report, the audit method and the audit report evaluation are of the required standard by coordinating with the external auditors.
   (e) To consider, select and propose the appointment of PTTEP's external auditors including their fees.
   (f) To assess PTTEP's major risks and provide suggestions to minimize such risks.
   (g) To approve the appointment, rotation, performance appraisal and reward/punishment for the head of the department responsible for auditing.
   (h) To consider the audit plan.
   (i) To consider the budget and manpower of the audit unit.
   (j) To evaluate the Audit Committee's performance on corporate governance and disclose in the annual report.
   (k) The Chairman of the Audit Committee or a Director to the Audit Committee must attend the Shareholders' meeting to clarify any matters pertaining to the Audit Committee or the appointment of the external auditors.

(ฏ) พิจารณาทบทวนเพื่อปรับปรุงกฎบัตรคณะกรรมการตรวจสอบเป็นประจำทุกปี

(ฑ) ปฏิบัติการอื่นใดตามที่คณะกรรมการมอบหมาย

คณะกรรมการตรวจสอบมีจำนวนทั้งสิ้น 3 คน ได้แก่

- *นายวุฒิพันธุ์ วิชัยรัตน์*
  เป็นประธานกรรมการตรวจสอบ
- *พลโทเลิศรัตน์ รัตนวานิช*
  เป็นกรรมการตรวจสอบ
- *นายจุลสิงห์ วสันตสิงห์*
  เป็นกรรมการตรวจสอบ

โดยมีรายละเอียดของกรรมการ 4), 10) และ 12) ดังหน้า 42-46

3.1.2 ผู้จัดการอาวุโสฝ่ายเลขานุการบริษัท คือ นายธีรศักดิ์ ตันเจริญลาภ

3.1.3 รายละเอียดของผู้ดำรงตำแหน่งผู้บริหารในปัจจุบัน ดังข้อมูลในหน้า 48-49

3.2 การสรรหากรรมการและผู้บริหาร

3.2.1 การสรรหากรรมการ

ปตท.สผ. ไม่มีคณะกรรมการสรรหา แต่เมื่อตำแหน่งกรรมการ ปตท.สผ. ว่างลงตามวาระหรือไม่ก็ตาม ปตท. โดยคณะกรรมการ ปตท. ซึ่งเป็นผู้ถือหุ้นใหญ่ ประกอบด้วยผู้ทรงคุณวุฒิจำนวน 15 คน จะทำหน้าที่โดยปริยายเป็นคณะกรรมการสรรหา และแจ้งชื่อบุคคลซึ่งมีคุณสมบัติเหมาะสมมาให้ ปตท.สผ. ซึ่งเมื่อมีการประชุมผู้ถือหุ้นหรือคณะกรรมการ ปตท.สผ. เพื่อทำการเลือกตั้งกรรมการ ปตท.สผ. ทดแทนกรรมการที่ว่างลงผู้รับมอบฉันทะจาก ปตท. หรือกรรมการ ปตท.สผ. ซึ่งเป็นกรรมการ ปตท. หรือผู้บริหาร ปตท. จะเป็นผู้เสนอชื่อบุคคลที่คณะกรรมการ ปตท. สรรหาแล้วดังกล่าวต่อที่ประชุมผู้ถือหุ้น หรือที่ประชุมคณะกรรมการ ปตท.สผ. แล้วแต่กรณี เพื่อพิจารณาเลือกตั้งให้ดำรงตำแหน่งกรรมการต่อไป ทั้งนี้ ในการประชุมผู้ถือหุ้น ใช้มติเสียงข้างมากของผู้ถือหุ้นทุกรายที่มาประชุมและมีสิทธิออกเสียงลงคะแนนซึ่งรวมถึงผู้ถือหุ้นรายย่อยด้วย และในการประชุมคณะกรรมการ ปตท.สผ. ใช้มติสามในสี่ของจำนวนกรรมการที่ยังเหลืออยู่

(l) To review the Audit Committee Charter for revision (if necessary) annually.

(m) To assume any other responsibilities as assigned by the Board of Directors.

The audit committee comprises three Directors. They are:

- *Mr. Vudhibhandhu Vichairatana :*
  the Chairman of the Audit Committee
- *Lieutenant General Lertrat Ratanavanich :*
  Directors of the Audit Committee
- *Mr. Chulasingh Vasantasingh :*
  Directors of the Audit Committee

Details are described above in Items 4), 10) and 12) page 42-46

3.1.2 Senior Manager, Corporate Secretary : Mr. Theerasak Tancharoenlarp

3.1.3 Details of present management in 2001: Page 48-49

3.2 Nomination of Board of Directors and the Management

3.2.1 Board of Directors

PTTEP has no Nominating Committee. Generally, when a position of Director becomes vacant, PTT, the major shareholder by its 15-Director-Board, will serve as the Nominating Committee to propose any qualified person(s) as a director. In case of the vacant is because of resignation of a director or any reasons other than the term of directorship, the proposal will be submitted to PTTEP's Board of Directors' meeting. The votes by three fourth of the directors are deemed as the approval of the Board. If the vacant is due to the term of directorship, it will be proposed by PTT's proxy in the Shareholders' meeting for the approval. The majority votes of the shareholders who assemble in the meeting are deemed as the approval of the meeting.

3.2.2 การสรรหาผู้บริหาร

กรรมการผู้จัดการใหญ่ได้รับมอบอำนาจให้เป็นผู้พิจารณาบรรจุและแต่งตั้งบุคคลที่มีความรู้ ความสามารถ และประสบการณ์ในธุรกิจของ ปตท.สผ. ได้โดยดำเนินการคัดเลือกตามระเบียบเกี่ยวกับบริหารทรัพยากรบุคคล และรายงานให้คณะกรรมการ ปตท.สผ. ทราบ ซึ่งในกรณีบรรจุจากภายนอกจะต้องผ่านการสัมภาษณ์โดยคณะกรรมการสัมภาษณ์ด้วย

3.2.2 The Management

PTTEP's President is authorized to select and appoint any person(s) with knowledge, capabilities and experiences in PTTEP business to management level. The selection process is in compliance with PTTEP Personnel Administration Regulations. In case that there is a need to select a person(s) who is not in PTTEP, the interview of the potential person(s) must be conducted by the Interview Committee. Thereafter, the appointment must be reported to the Board of Directors' meeting.

ผู้บริหารที่ถือหุ้นของบริษัทฯ
Management holding shares in the Company

	รายชื่อกรรมการ Name List		จำนวนหุ้น ณ 31 ธันวาคม Number of Shares as of 31 December 2544 / 2001	2543 / 2000	ผลต่างของจำนวนหุ้น Differentiation of Number of shares
1.	นายจิตรพงษ์ Mr. Chitrapongse	กว้างสุขสถิตย์ Kwangsukstith	3,000	3,000	-
2.	นายมารุต Mr. Maroot	มฤคทัต Mrigadat	-	-	-
3.	นายเทวินทร์ Mr. Tevin	วงศ์วานิช Vongvanich	2,000	2,000	-
4.	นายสุวิทย์ Mr. Suwit	ปิตรชาต Pitrchart	2,000	-	2,000
5.	นายสมเกียรติ Mr. Somkiet	จันทร์มหา Janmaha	4,000	4,000	-
6.	นายอัษฎากร Mr. Asdakorn	ลิ้มปิติ Limpiti	8,000	6,000	2,000
7.	นายเผ่าเผด็จ Mr. Poawpadet	วรบุตร Vorabutr	-	-	-
8.	นายชัชวาล Mr. Chatchawal	เอี่ยมศิริ Eimsiri	-	-	-
9.	นายสมพร Mr. Somporn	ว่องวุฒิพรชัย Vongvuthipornchai	6,300	6,000	300
10.	นายนิพิฐ Mr. Nipit	อิศรางกูร ณ อยุธยา Isarankura	400	400	-
11.	นายยงยศ Mr. Yongyos	ครองพาณิชย์ Krongphanich	-	-	-

3.3 ค่าตอบแทนผู้บริหาร

3.3.1 ค่าตอบแทนที่เป็นตัวเงิน

1. ค่าตอบแทนรวมของกรรมการ ประกอบด้วยเบี้ยประชุมและโบนัสกรรมการ ซึ่งจำนวนกรรมการในปี 2544 มีทั้งหมด 17 คน รวมเป็นเงินทั้งสิ้นจำนวน 4,896,256 บาท
2. ค่าตอบแทนรวมของผู้บริหาร ประกอบด้วยเงินเดือนและเงินรางวัลประจำปี ซึ่งจำนวนผู้บริหารในปี 2544 มีทั้งหมด 10 คน รวมเป็นเงินทั้งสิ้นจำนวน 39,529,221 บาท

3.3.2 ค่าตอบแทนอื่น

ได้แก่ เงินสมทบกองทุนสำรองเลี้ยงชีพของผู้บริหาร 10 คน รวมเป็นเงินทั้งสิ้น จำนวน 4,176,798 บาท

3.4 การกำกับดูแลกิจการ

ปตท.สผ.ได้ดำเนินงานภายใต้การกำกับดูแลของคณะกรรมการบริษัทฯ โดยกำหนดให้มีการปฏิบัติตามข้อบังคับของบริษัทฯ กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ ข้อกำหนดของตลาดหลักทรัพย์ฯ และกฎหมายที่เกี่ยวข้องกับธุรกิจของบริษัทฯ โดยในปี 2544 ปตท.สผ.ได้รวบรวมนโยบายและจรรยาบรรณต่าง ๆ ของ ปตท.สผ. เป็นคู่มือ เรียกว่า หลักการกำกับดูแลกิจการของ ปตท.สผ. ที่บริษัทฯ คาดหวังจากบุคลากรทุกระดับของ ปตท.สผ. ตั้งแต่กรรมการ ฝ่ายจัดการ พนักงานผู้ปฏิบัติงานสมทบ และพนักงานของผู้รับจ้าง ซึ่งเป็นมาตรฐานความประพฤติที่ดีทั้งที่มีอยู่แล้ว และที่ได้กำหนดเพิ่มเติม หลักการกำกับดูแลกิจการของ ปตท.สผ. นี้ จึงเป็นหลักการที่บุคลากรของ ปตท.สผ. พึงต้องปฏิบัติให้สอดคล้องและปลูกฝังให้เกิดขึ้นในทุกระดับต่อไป

ในการกำกับดูแลกิจการ ผู้ที่มีบทบาทสำคัญยิ่ง คือ คณะกรรมการบริษัทฯ ซึ่งประกอบด้วยผู้ทรงคุณวุฒิ 15 ท่าน โดยในปี 2544 ได้มีการเปลี่ยนแปลงประธานกรรมการบริษัทฯใหม่ เมื่อวันที่ 29 พฤษภาคม 2544 โดยแต่งตั้งให้นายมนู เลียวไพโรจน์ เป็นประธานกรรมการบริษัทฯ แม้ว่าจะเป็นผู้ที่ดำรงตำแหน่งประธานกรรมการของบริษัท ปตท. จำกัด (มหาชน) ซึ่งเป็นผู้ถือหุ้นใหญ่ของ ปตท.สผ. ด้วยก็ตาม แต่เนื่องจากมีการแบ่งแยกหน้าที่ระหว่างคณะกรรมการบริษัทฯ และกรรมการผู้จัดการใหญ่ผู้ทำหน้าที่ผู้บริหารสูงสุดของ ปตท.สผ. ไว้อย่างชัดเจน การบริหารงานจึงไม่ประสบปัญหาใด ๆ ที่เป็นอุปสรรคต่อการตัดสินใจ คณะกรรมการทุกคนมีอิสระที่จะแสดงความคิดเห็นต่อการดำเนินการของบริษัทฯ โดยมีเจตนา

3.3 Remuneration of the Board of Directors and the Management

3.3.1 Remuneration in cash

1. Total remuneration of Board of Directors consists of meeting fees and bonus of 17 directors in 2001 is Baht 4,896,256
2. Total remuneration of the Management consists of salary and special payment of 10 management in 2001 is Baht 39,529,221

3.3.2 Other remuneration

PTTEP Provident Fund contribution of 10 management in 2001 is Baht 4,176,798

3.4 Good Corporate Governance

The Board of Directors oversees PTTEP in conformance with the Articles of Association, the Securities Exchange Act, Rules and Regulations of the Stock Exchange of Thailand and other related business laws. In 2001, PTTEP updated its present policies, ethics and best practices as well as creating necessary new ones and compiled them into a single volume entitled the "Governance Principles of PTTEP Business" or GPPB. This booklet serves as a guide for PTTEP personnel at all levels, from the Directors of the Board, management, and to employees, secondees and contractors. It is firmly believed that these principles will help determine both the actual employee's performance of duties and attitudes to be inculcated for the future.

It is the Board of Directors' key role to ensure good corporate governance of the Company. At PTTEP, the Board of Directors consists of 15 highly qualified members. On May 29, 2001 a new Chairman, Mr. Manu Leopairote, was appointed. The Chairman also holds the position of Chairman at PTT Plc., the major shareholder. However, the authority framework of the PTTEP Board of Directors and the President is clearly separated. The President is the supreme administrator of the Company; therefore, no managerial problems will affect Company decision-making. Every Director is independent and is thus free to express his opinion concerning the operation of the Company, and collectively these

ร่วมกันที่จะกำกับดูแลให้การดำเนินการของฝ่ายจัดการเป็นไปอย่างมีประสิทธิภาพ ถูกต้อง และเที่ยงธรรม

ในปี 2544 ปตท.สผ. ได้จัดให้มีการประชุมคณะกรรมการบริษัทฯ 12 ครั้ง การประชุมคณะกรรมการตรวจสอบ 6 ครั้ง และการประชุมสามัญผู้ถือหุ้น 1 ครั้ง โดยได้พิจารณาดูแลภารกิจของกลุ่มบริษัทฯให้ดำเนินไปอย่างมีประสิทธิภาพ ตรงตามวัตถุประสงค์และกลยุทธ์ที่คณะกรรมการกำหนด และอยู่ในแนวทางที่ผู้ถือหุ้นเห็นชอบถูกต้องตามกฎหมาย ข้อบังคับบริษัทฯ และกฎเกณฑ์ที่เกี่ยวข้องกับธุรกิจ

ในส่วนคณะกรรมการเฉพาะเรื่อง อันได้แก่ คณะกรรมการสรรหา นั้น ปตท.สผ. ได้ให้คณะกรรมการ ปตท. ซึ่งเป็นผู้ถือหุ้นใหญ่เป็นผู้พิจารณาตามคุณสมบัติ และคุณลักษณะที่ ปตท.สผ. ได้พิจารณาให้ความสำคัญกับองค์ประกอบของคณะกรรมการที่มีความรู้ ประสบการณ์และความชำนาญในสาขาต่าง ๆ กัน เพื่อให้ผลการพิจารณาของเรื่องที่ได้นำเสนอต่อคณะกรรมการได้รับการไตร่ตรองและกลั่นกรองอย่างรอบคอบในหลาย ๆ มุมมอง และประสบการณ์ อนึ่ง สำหรับคณะกรรมการกำหนดค่าตอบแทนนั้น ปตท.สผ.ยังมิได้กำหนดให้มีขึ้นในปี 2544 นี้

ในรอบปีที่ผ่านมา ปตท.สผ. ได้มีการเปิดเผยข้อมูลที่เป็นสาระสำคัญต่อการดำเนินการต่าง ๆ ของบริษัทฯ ต่อผู้ถือหุ้นทั่วไปอย่างครบถ้วน ถูกต้อง และโปร่งใส นอกจากนี้ ยังได้จัดให้มีการจัดทำ Roadshow ประจำปีทั้งในและต่างประเทศ เพื่อรายงานความก้าวหน้าของการดำเนินธุรกิจให้กับนักลงทุนและผู้สนใจทั้งชาวไทยและชาวต่างชาติได้ทราบอีกด้วย

นอกจากนี้ ในปี 2544 นับเป็นปีแรกที่คณะกรรมการบริษัทฯได้จัดทำแบบประเมินผลการดำเนินงานของคณะกรรมการบริษัทฯ สำหรับคณะกรรมการตรวจสอบได้จัดทำมาเป็นปีที่สาม โดยผลการประเมินได้กล่าวไว้ในสารประธานและรายงานของคณะกรรมการตรวจสอบแล้ว กรรมการบริษัทฯแต่ละท่านยังได้ให้ความสนใจต่อการพัฒนาตนเองโดยเข้ารับการอบรมในหลักสูตรต่าง ๆ ของสถาบันกรรมการบริษัทไทยในระหว่างปีอีกด้วย

3.5 การดูแลเรื่องการใช้ข้อมูลภายใน

ปตท.สผ. ได้กำหนดในหลักการกำกับดูแลกิจการของ ปตท.สผ. ไว้อย่างชัดเจนในเรื่องนโยบายเกี่ยวกับความลับของ ปตท.สผ. และนโยบายเกี่ยวกับการซื้อขายหลักทรัพย์ โดยกำหนดให้การใช้ข้อมูลภายในร่วมกันต้องอยู่ในกรอบที่ถือเป็นหน้าที่และความรับผิดชอบที่ตนได้รับมอบหมายเท่านั้น มีมาตรการส่งเสริมการงดซื้อขาย

Directors oversee the effectiveness and the fairness of management.

In 2001, PTTEP held twelve meetings of the Board of Directors, six meetings of the Audit Committee, and one General Shareholders' Meeting. The main objective of these meetings was to determine the strategy to be adopted in order to accomplish set objectives through means that have been approved by the shareholders, and which comply with both the law of the land and PTTEP's own regulations.

The Board of Directors of PTT, the major shareholder acts as the Nomination Committee of PTTEP. The forum considers the qualifications of the Directors according to PTTEP's requirement. PTTEP aims for an adequate spread of knowledge and experiences among the members of Board of Directors so as to get the best decision for the Company. PTTEP has not yet set up a Remuneration Committee.

During 2001 PTTEP disclosed all significant Company information to shareholders with full consideration of being accurate, complete and on a timely. The Company's annual roadshows were also organized to report on PTTEP's progress to investors both in Thailand and overseas.

The Board of Directors completed the Board Assessment Form in 2001 for the first year, while the Audit Committee has been completed it for its third successive year. The results of these assessments are mentioned in the Message of the Chairman and the Report of the Audit Committee. Moreover, each Director also gave considerable attention to matters of self-improvement during the year through participation in courses organized by the Thai Institute of Directors.

3.5 Internal Information Audit

The Governance Principle of PTTEP Business clearly stipulates policies on Confidential Information and on Securities Exchange. The handling of all inside information must be restricted to the scope of one's responsibilities only, and measures are in place to dissuade particular individuals from making any transaction of PTTEP shares during periods in which PTTEP is about to

หุ้น ปตท.สผ. ชั่วคราวในบางช่วงเวลาที่ ปตท.สผ. ต้องเปิดเผยหรือเพิ่มเติม สารสนเทศที่สำคัญให้แก่ตลาดหลักทรัพย์ฯ เช่น การประกาศงบการเงินประจำไตรมาสและประจำปี โดยให้กรรมการฝ่ายจัดการตั้งแต่ระดับฝ่ายขึ้นไป ผู้ปฏิบัติงานสมทบที่อยู่ในตำแหน่งระดับสูงและพนักงานที่มีส่วนเกี่ยวข้องกับการจัดเตรียมหรือได้รับทราบข้อมูลภายในที่สำคัญให้งดการซื้อขายหุ้น รวมทั้งยังสนับสนุนให้บุคลากรทุกระดับถือหุ้นระยะยาวอย่างน้อย 3 เดือน นับจากวันที่มีการซื้อหรือขายหุ้น ปตท.สผ. ครั้งสุดท้ายอีกด้วย

3.6 การควบคุมภายใน

ในการประชุมคณะกรรมการบริษัทฯ ครั้งที่ 2/2545/194 เมื่อวันที่ 27 กุมภาพันธ์ 2545 โดยมีกรรมการตรวจสอบทั้งสามท่านเข้าร่วมประชุมด้วย คณะกรรมการบริษัทฯได้พิจารณาประเมินระบบการควบคุมภายในตามรายงานการประเมินระบบการควบคุมภายในที่ฝ่ายบริหารจัดทำขึ้น ซึ่งครอบคลุมในด้านต่าง ๆ คือ องค์กรและสภาพแวดล้อม การบริหารความเสี่ยง การควบคุมการปฏิบัติงานของฝ่ายบริหาร ระบบสารสนเทศและการสื่อสารข้อมูล และระบบการติดตามแล้ว เห็นว่าบริษัทฯ และบริษัทย่อยมีระบบการควบคุมภายในที่พอเพียงและเหมาะสมกับการดำเนินธุรกิจ ทำให้สามารถป้องกันทรัพย์สินของบริษัทฯ และบริษัทย่อย อันเกิดจากการที่ผู้บริหารนำไปใช้โดยมิชอบหรือโดยไม่มีอำนาจเพียงพอได้ และเป็นความเห็นที่สอดคล้องกับความเห็นของคณะกรรมการตรวจสอบ ซึ่งเป็นกรรมการจากภายนอกและมีความเป็นอิสระ และผู้สอบบัญชีอิสระของบริษัทฯ คือ สำนักงานการตรวจเงินแผ่นดิน ซึ่งเป็นผู้ตรวจสอบงบการเงินประจำงวดปี 2544 แล้ว โดยที่ผ่านมาบริษัทฯ ได้ทำการติดตามแก้ไขข้อบกพร่องเกี่ยวกับระบบการควบคุมภายใน ตลอดจนมีการรายงานผลการแก้ไขต่อคณะกรรมการตรวจสอบและคณะกรรมการบริษัทฯ อย่างสม่ำเสมอ

disclose information to the Stock Exchange of Thailand, such as reports on the Company's quarterly and annual financial statements. Directors and management, including secondees of higher positions and staff involved in the preparation of these reports and other inside information, are instructed not to involve themselves in any transaction of PTTEP shares, and personnel at all levels are encouraged to become long-term shareholders (at least three months from the latest buying or selling of PTTEP shares).

3.6 Internal Control

During Meeting No. 2/2545/194 of the Board of Directors on February 27, 2002, where all three members of the Audit Committee were presented, the Board of Directors evaluated the Internal Control System based on the evaluation report produced by the management. The report consisted of an evaluation by each control component, that is, organization control and environment, risk management, management control activities, information and communication and monitoring system. In this report the Audit Committee stated that it is satisfied that the Company and its Subsidiaries have maintained an adequate internal control system appropriate to their business regarding safeguarding the Company's assets from misconduct or use of any inappropriate management authorization. This is the opinion of the Audit Committee, all of whose members are independent and external Directors. The State Auditor is the independent and external auditor of the Company. Also, over a period of time, the Company established a follow-up procedure to monitor and improve its Internal Control system which included regular reports to the Audit Committee and the Board of Directors.

งบการเงินและ

Financial Statements FAS69

รายงานความรับผิดชอบของ
คณะกรรมการต่อรายงานทางการเงิน

งบการเงินของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย ที่นำมาจัดทำงบการเงินรวม ได้จัดทำขึ้นตามข้อกำหนดในประกาศกรมทะเบียนการค้า วันที่ 14 กันยายน พ.ศ. 2544 ออกตามความในมาตรา 11 วรรคสาม แห่งพระราชบัญญัติการบัญชี พ.ศ. 2543 โดยปฏิบัติตามมาตรฐานการบัญชีที่กำหนดโดยสมาคมนักบัญชี และผู้สอบบัญชีรับอนุญาตแห่งประเทศไทย

คณะกรรมการรับผิดชอบต่อรายงานทางการเงินของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อยที่จัดทำขึ้นเพื่อให้เกิดความมั่นใจว่าได้แสดงฐานะการเงิน รายได้และค่าใช้จ่าย และกระแสเงินสดรวมที่เป็นจริงและสมเหตุสมผล โดยได้จัดให้มีการบันทึกข้อมูลทางบัญชีที่ถูกต้องครบถ้วนเพียงพอที่รักษาไว้ซึ่งทรัพย์สิน รวมทั้งการป้องกันทุจริตและการดำเนินการที่ผิดปกติ และในการจัดทำรายงานทางการเงิน ได้มีการพิจารณาเลือกใช้นโยบายบัญชีที่เหมาะสมและถือปฏิบัติโดยสม่ำเสมอ และเป็นไปตามมาตรฐานการบัญชีที่รับรองโดยทั่วไป รวมทั้งได้มีการเปิดเผยข้อมูลสำคัญอย่างเพียงพอ ในหมายเหตุประกอบงบการเงิน ซึ่งผู้สอบบัญชีได้แสดงความเห็นต่องบการเงินของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อยในรายงานของผู้สอบบัญชี

(นายมนู เลียวไพโรจน์)
ประธานกรรมการ

(นายจิตรพงษ์ กว้างสุขสถิตย์)
กรรมการผู้จัดการใหญ่

27 กุมภาพันธ์ 2545

รายงานของผู้สอบบัญชี

เสนอ ผู้ถือหุ้นบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

สำนักงานการตรวจเงินแผ่นดินได้ตรวจสอบงบดุลรวมและเฉพาะบริษัท ณ วันที่ 31 ธันวาคม 2544 และ 2543 งบกำไรขาดทุนรวมและเฉพาะบริษัท งบแสดงการเปลี่ยนแปลงส่วนของผู้ถือหุ้นรวมและเฉพาะบริษัท และงบกระแสเงินสดรวมและเฉพาะบริษัท สำหรับปีสิ้นสุดวันเดียวกันของแต่ละปีของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย ซึ่งผู้บริหารของกิจการเป็นผู้รับผิดชอบต่อความถูกต้องและครบถ้วนของข้อมูลในงบการเงินเหล่านี้ ส่วนสำนักงานการตรวจเงินแผ่นดินเป็นผู้รับผิดชอบในการแสดงความเห็นต่องบการเงินดังกล่าวจากผลการตรวจสอบของสำนักงานการตรวจเงินแผ่นดินและรายงานของผู้สอบบัญชีอื่น โดยผู้สอบบัญชีอื่นเป็นผู้ตรวจสอบงบการเงินของโครงการร่วมทุน ซึ่งเป็นการร่วมทุนระหว่างบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) กับบริษัทอื่น และการร่วมทุนระหว่างบริษัทย่อยหรือบริษัทร่วมกับบริษัทอื่น สำนักงานการตรวจเงินแผ่นดินได้รับและใช้รายงานของผู้สอบบัญชีอื่นดังกล่าวเป็นพื้นฐานในการตรวจสอบและแสดงความเห็นต่องบการเงินรวมและเฉพาะบริษัท สินทรัพย์ หนี้สิน และค่าใช้จ่ายของโครงการร่วมทุนรวมอยู่ ในงบการเงินรวมในงวดปี 2544 เป็นสัดส่วนร้อยละ 71.24, 5.60 และ 16.26 ตามลำดับ และรวมอยู่ในงบการเงินเฉพาะบริษัทเป็นสัดส่วนร้อยละ 69.38, 6.10 และ 15.18 ตามลำดับ

สำนักงานการตรวจเงินแผ่นดินได้ปฏิบัติงานตรวจสอบตามมาตรฐานการสอบบัญชีที่รับรองทั่วไป ซึ่งกำหนดให้สำนักงานการตรวจเงินแผ่นดินต้องวางแผนและปฏิบัติงานเพื่อให้ได้ความเชื่อมั่นอย่างมีเหตุผลว่า งบการเงินแสดงข้อมูลที่ขัดต่อข้อเท็จจริงอันเป็นสาระสำคัญหรือไม่ การตรวจสอบรวมถึงการใช้วิธีการทดสอบหลักฐานประกอบรายการทั้งที่เป็นจำนวนเงินและการเปิดเผยข้อมูลในงบการเงิน การประเมินความเหมาะสมของหลักการบัญชีที่กิจการใช้และประมาณการเกี่ยวกับรายการทางการเงินที่เป็นสาระสำคัญซึ่งผู้บริหารเป็นผู้จัดทำขึ้น ตลอดจนการประเมินถึงความเหมาะสมของการแสดงรายการที่นำเสนอในงบการเงินโดยรวม สำนักงานการตรวจเงินแผ่นดินเชื่อว่าการตรวจสอบดังกล่าวให้ข้อสรุปที่เป็นเกณฑ์อย่างเหมาะสมในการแสดงความเห็นของสำนักงานการตรวจเงินแผ่นดิน

จากผลการตรวจสอบของสำนักงานการตรวจเงินแผ่นดินและรายงานของผู้สอบบัญชีอื่น สำนักงานการตรวจเงินแผ่นดินเห็นว่า งบการเงินรวมและเฉพาะบริษัทข้างต้นนี้แสดงฐานะการเงินรวมและเฉพาะบริษัท ณ วันที่ 31 ธันวาคม 2544 และ 2543 ผลการดำเนินงานรวมและเฉพาะบริษัท การเปลี่ยนแปลงส่วนของผู้ถือหุ้นรวมและเฉพาะบริษัท และกระแสเงินสดรวมและเฉพาะบริษัท สำหรับปีสิ้นสุดวันเดียวกันของแต่ละปีของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย โดยถูกต้องตามที่ควรในสาระสำคัญตามหลักการบัญชีที่รับรองทั่วไป

โดยไม่เป็นเงื่อนไขในการแสดงความเห็นต่องบการเงิน สำนักงานการตรวจเงินแผ่นดินขอให้สังเกตหมายเหตุประกอบงบการเงินข้อ 3 เรื่องการเปลี่ยนแปลงนโยบายการบัญชีเกี่ยวกับการบันทึกบัญชีเงินลงทุนในบริษัท Taninthayi Pipeline Company LLC จากวิธีราคาทุนเป็นวิธีส่วนได้เสียในงบการเงินเฉพาะกิจการและใช้วิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวม และเปลี่ยนจากวิธีส่วนได้เสียเป็นวิธีรวมตามสัดส่วนในงบการเงินสำหรับบริษัท Moattama Gas Transportation Company เนื่องจากบริษัทมีส่วนในการควบคุมบริษัททั้งสองในลักษณะของการร่วมค้า มีผลให้บริษัทต้องปรับงบการเงินในงวดบัญชีปี 2543 ที่นำมาเปรียบเทียบเสมือนว่าบริษัทได้บันทึกตามนโยบายการบัญชีใหม่มาโดยตลอด

(นางจารุวรรณ เมณฑกา)
ผู้ว่าการตรวจเงินแผ่นดิน

(นางสาวปรุงศรี ชอบธรรม)
เจ้าหน้าที่ตรวจเงินแผ่นดิน 8

สำนักงานการตรวจเงินแผ่นดิน
The State Audit Office
วันที่ 18 กุมภาพันธ์ 2545

งบดุล

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
ณ วันที่ 31 ธันวาคม 2544 และ 2543

	หมายเหตุ	งบการเงินรวม 2544 บาท	งบการเงินรวม 2543 บาท	งบการเงินเฉพาะบริษัทฯ 2544 บาท	งบการเงินเฉพาะบริษัทฯ 2543 บาท
			ปรับปรุงใหม่		ปรับปรุงใหม่
สินทรัพย์					
สินทรัพย์หมุนเวียน					
เงินสดและรายการเทียบเท่าเงินสด	4	15,208,723,683	16,526,578,699	7,850,262,318	9,354,694,793
ลูกหนี้การค้า	5	2,935,159,825	2,865,451,060	1,993,223,296	2,171,734,852
ลูกหนี้บริษัทใหญ่		516,836,803	-	-	-
เงินให้กู้ยืมระยะสั้นและเงินทดรองแก่กิจการที่เกี่ยวข้องกัน		-	-	240,369	7,173,219
สินค้าคงเหลือ		17,886,218	20,056,131	16,393,191	17,632,026
พัสดุคงเหลือ-สุทธิ	6	940,386,367	566,928,651	803,306,101	454,851,602
สินทรัพย์หมุนเวียนอื่น					
ลูกหนี้จากการร่วมทุน		26,502,678	33,147,473	4,499,477	-
ลูกหนี้อื่น		467,451,843	365,240,633	152,619,848	179,022,765
ดอกเบี้ยค้างรับ		67,284,046	49,149,549	36,788,327	55,036,953
สินทรัพย์หมุนเวียนอื่น ๆ		201,789,644	103,291,160	277,713,808	93,258,578
รวมสินทรัพย์หมุนเวียน		**20,382,021,107**	**20,529,843,356**	**11,135,046,735**	**12,333,404,788**
สินทรัพย์ไม่หมุนเวียน					
เงินลงทุนซึ่งบันทึกโดยวิธีส่วนได้เสีย	7.1	11,348,085,123	1,376,074,372	16,735,970,387	10,386,363,740
เงินให้กู้ยืมระยะยาวแก่กิจการที่เกี่ยวข้องกัน	7.3	-	-	3,943,362,579	3,897,983,235
ที่ดิน อาคารและอุปกรณ์-สุทธิ	9	44,509,654,158	41,058,185,344	28,640,786,666	24,774,200,289
สินทรัพย์ไม่มีตัวตน		304,303,417	103,314,412	304,303,417	103,314,412
ภาษีเงินได้รอการตัดบัญชี	10.1	607,571,970	629,631,624	-	-
สินทรัพย์ไม่หมุนเวียนอื่น					
ค่าใช้จ่ายล่วงหน้า	11	505,938,815	208,266,976	-	-
ค่าใช้จ่ายในการออกหุ้นกู้รอการตัดบัญชี		49,567,547	66,244,922	22,297,616	32,958,622
สินทรัพย์ไม่หมุนเวียนอื่น ๆ		4,597,554	9,258,679	4,549,674	9,222,399
รวมสินทรัพย์ไม่หมุนเวียน		**57,329,718,584**	**43,450,976,329**	**49,651,270,339**	**39,204,042,697**
รวมสินทรัพย์		**77,711,739,691**	**63,980,819,685**	**60,786,317,074**	**51,537,447,485**

หมายเหตุประกอบงบการเงินเป็นส่วนหนึ่งของงบการเงินนี้

(นายจิตรพงษ์ กว้างสุขสถิตย์)
กรรมการผู้จัดการใหญ่

(นายยงยศ ครองพาณิชย์)
ผู้จัดการอาวุโสฝ่ายบัญชี

งบดุล

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
ณ วันที่ 31 ธันวาคม 2544 และ 2543

	หมายเหตุ	งบการเงินรวม		งบการเงินเฉพาะบริษัทฯ	
		2544 บาท	2543 บาท	2544 บาท	2543 บาท
			ปรับปรุงใหม่		ปรับปรุงใหม่
หนี้สินและส่วนของผู้ถือหุ้น					
หนี้สินหมุนเวียน					
เจ้าหนี้การค้า		987,788,081	720,661,545	732,279,020	566,667,060
ส่วนของหนี้สินระยะยาวที่ถึงกำหนดชำระภายในหนึ่งปี	12	6,217,985,000	3,110,275,360	6,217,985,000	3,110,275,360
เจ้าหนี้จากการร่วมทุน		40,222,971	45,176,421	37,845,388	41,175,427
ค่าใช้จ่ายค้างจ่าย		2,463,340,699	1,406,831,210	2,192,215,188	1,280,741,485
ดอกเบี้ยค้างจ่าย		952,034,734	831,692,954	782,913,378	666,079,479
ภาษีเงินได้ค้างจ่าย		3,927,060,308	3,622,199,730	3,894,295,480	3,571,263,298
หนี้สินหมุนเวียนอื่น		121,486,895	163,019,481	94,494,282	137,643,761
รวมหนี้สินหมุนเวียน		14,709,918,688	9,899,856,701	13,952,027,736	9,373,845,870
หนี้สินไม่หมุนเวียน					
เงินกู้ยืมระยะยาว	13	-	1,876,590,720	-	1,876,590,720
หุ้นกู้	14	17,440,396,495	21,077,433,192	8,573,723,529	12,395,889,075
ภาษีเงินได้รอการตัดบัญชี	10.1	7,509,116,903	5,964,685,050	6,802,072,159	5,480,819,820
หนี้สินไม่หมุนเวียนอื่น					
รายได้รอการรับรู้	15	6,816,065,417	2,857,826,070	-	-
หนี้สินไม่หมุนเวียนอื่น ๆ		118,325,134	8,935,063	118,325,134	8,935,064
รวมหนี้สินไม่หมุนเวียน		31,883,903,949	31,785,470,095	15,494,120,822	19,762,234,679
รวมหนี้สิน		46,593,822,637	41,685,326,796	29,446,148,558	29,136,080,549
ส่วนของผู้ถือหุ้น					
ทุนเรือนหุ้น	16				
ทุนจดทะเบียน					
หุ้นสามัญ 654.4 ล้านหุ้น มูลค่าหุ้นละ 5 บาท		3,272,000,000	3,272,000,000	3,272,000,000	3,272,000,000
ทุนที่ออกและชำระเต็มมูลค่าแล้ว					
หุ้นสามัญ 652 ล้านหุ้น มูลค่าหุ้นละ 5 บาท		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
ส่วนเกินมูลค่าหุ้น		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
ผลต่างจากการแปลงค่างบการเงิน		(222,251,462)	(105,874,047)	-	-
กำไรสะสม					
จัดสรรแล้ว					
สำรองตามกฎหมาย		327,200,000	327,200,000	327,200,000	327,200,000
สำรองเพื่อขยายงาน		6,204,000,000	3,728,000,000	6,204,000,000	3,728,000,000
เงินปันผลเสนอจ่าย	20	3,912,000,000	1,956,000,000	3,912,000,000	1,956,000,000
ยังไม่ได้จัดสรร		6,077,888,516	1,571,086,936	6,077,888,516	1,571,086,936
รวมส่วนของผู้ถือหุ้น		31,117,917,054	22,295,492,889	31,340,168,516	22,401,366,936
รวมหนี้สินและส่วนของผู้ถือหุ้น		77,711,739,691	63,980,819,685	60,786,317,074	51,537,447,485

หมายเหตุประกอบงบการเงินเป็นส่วนหนึ่งของงบการเงินนี้

งบกำไรขาดทุน

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2544 และ 2543

	หมายเหตุ	งบการเงินรวม		งบการเงินเฉพาะบริษัทฯ	
		2544 บาท	2543 บาท	2544 บาท	2543 บาท
			ปรับปรุงใหม่		ปรับปรุงใหม่
รายได้					
รายได้จากการขาย		27,518,264,494	21,518,713,827	21,882,897,923	19,753,686,959
รายได้จากการบริการท่อขนส่งก๊าซ		662,823,250	176,115,684	-	-
รายได้อื่น					
ดอกเบี้ยรับ		744,472,898	508,450,892	536,966,310	618,975,441
รายได้อื่น ๆ	17	302,194,132	214,441,297	154,229,630	120,067,057
ส่วนแบ่งกำไรจากเงินลงทุนตามวิธีส่วนได้เสีย		82,455,601	-	3,749,606,647	-
รวมรายได้		29,310,210,375	22,417,721,700	26,323,700,510	20,492,729,457
ค่าใช้จ่าย					
ค่าใช้จ่ายในการผลิต		2,479,325,694	2,536,293,679	1,877,268,451	1,971,625,774
ค่าใช้จ่ายในการสำรวจแหล่งน้ำมัน		232,963,011	201,792,477	102,859,443	58,040,341
ค่าใช้จ่ายในการขายและบริหาร		1,089,192,184	847,227,847	877,976,721	672,727,570
ค่าภาคหลวงสำหรับปิโตรเลียม		3,199,077,595	2,606,748,825	2,734,105,024	2,469,210,870
ค่าใช้จ่ายอื่น					
ขาดทุนจากการแปลงค่าเงินตราต่างประเทศ	18	145,304,051	972,232,663	198,466,227	984,138,227
ค่าเสื่อมราคา		3,331,674,619	3,176,471,684	2,834,188,625	2,810,054,760
ค่าตอบแทนกรรมการ		4,896,256	3,949,930	4,896,256	3,949,930
ค่าใช้จ่ายอื่น ๆ		362,018,346	640,778,438	351,984,620	521,348,463
ส่วนแบ่งขาดทุนจากเงินลงทุนตามวิธีส่วนได้เสีย		-	73,985,928	-	438,076,037
รวมค่าใช้จ่าย		10,844,451,756	11,059,481,471	8,981,745,367	9,929,171,972
กำไรก่อนดอกเบี้ยจ่ายและภาษีเงินได้		18,465,758,619	11,358,240,229	17,341,955,143	10,563,557,485
ดอกเบี้ยจ่าย		1,837,188,925	1,924,094,872	1,156,163,910	1,325,642,506
ภาษีเงินได้	10.2	5,733,768,114	4,232,874,537	5,290,989,653	4,036,644,159
กำไรสุทธิ		10,894,801,580	5,201,270,820	10,894,801,580	5,201,270,820
กำไรต่อหุ้น					
กำไรต่อหุ้นขั้นพื้นฐาน		16.71	7.98	16.71	7.98

หมายเหตุประกอบงบการเงินเป็นส่วนหนึ่งของงบการเงินนี้

งบแสดงการเปลี่ยนแปลงส่วนของผู้ถือหุ้น

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2544 และ 2543

งบการเงินรวม

หน่วย : บาท

	หมายเหตุ	ทุนเรือนหุ้นที่ออกและชำระแล้ว	ส่วนเกิน (ต่ำกว่า) มูลค่าหุ้น	ผลต่างจากการแปลงค่างบการเงิน	สำรองตามกฎหมาย	สำรองเพื่อการขยายงาน	เงินปันผลเสนอจ่าย	กำไร (ขาดทุน) สะสม	รวม
ยอดคงเหลือต้นปี 2543		3,260,000,000	11,559,080,000	-	327,200,000	1,877,000,000	-	367,708,888	17,390,988,888
ผลสะสมจากการเปลี่ยนแปลงนโยบายการบัญชี	3	-	-	(5,126,444)	-	-	-	(190,892,772)	(196,019,216)
ยอดคงเหลือที่ปรับปรุงแล้ว		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	1,877,000,000	-	176,816,116	17,194,969,672
กำไรสุทธิ		-	-	-	-	-	-	5,433,132,238	5,433,132,238
สำรองเพื่อการขยายงาน		-	-	-	-	1,851,000,000	-	(1,851,000,000)	-
เงินปันผลเสนอจ่าย		-	-	-	-	-	1,956,000,000	(1,956,000,000)	-
ยอดคงเหลือปลายปี 2543		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,628,101,910
ผลสะสมจากการเปลี่ยนแปลงนโยบายการบัญชี	3	-	-	(100,747,603)	-	-	-	(231,861,418)	(332,609,021)
ยอดคงเหลือที่ปรับปรุงแล้ว		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,295,492,889
ผลต่างจากการแปลงค่างบการเงิน		-	-	(116,377,415)	-	-	-	-	(116,377,415)
กำไรสุทธิ		-	-	-	-	-	-	10,894,801,580	10,894,801,580
สำรองเพื่อการขยายงาน		-	-	-	-	2,476,000,000	-	(2,476,000,000)	-
เงินปันผลจ่าย		-	-	-	-	-	(1,956,000,000)	-	(1,956,000,000)
เงินปันผลเสนอจ่าย		-	-	-	-	-	3,912,000,000	(3,912,000,000)	-
ยอดคงเหลือปลายปี 2544		3,260,000,000	11,559,080,000	(222,251,462)	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,117,917,054

งบแสดงการเปลี่ยนแปลงส่วนของผู้ถือหุ้น

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2544 และ 2543

งบการเงินเฉพาะบริษัท

หน่วย : บาท

	หมายเหตุ	ทุนเรือนหุ้นที่ออกและชำระแล้ว	ส่วนเกิน (ต่ำกว่า) มูลค่าหุ้น	สำรองตามกฎหมาย	สำรองเพื่อการขยายงาน	เงินปันผลเสนอจ่าย	กำไร (ขาดทุน) สะสม	รวม
ยอดคงเหลือต้นปี 2543		3,260,000,000	11,559,080,000	327,200,000	1,877,000,000	-	367,708,888	17,390,988,888
ผลสะสมจากการเปลี่ยนแปลงนโยบายการบัญชี	3	-	-	-	-	-	(190,892,772)	(190,892,772)
ยอดคงเหลือที่ปรับปรุงแล้ว		3,260,000,000	11,559,080,000	327,200,000	1,877,000,000	-	176,816,116	17,200,096,116
กำไรสุทธิ		-	-	-	-	-	5,433,132,238	5,433,132,238
สำรองเพื่อการขยายงาน		-	-	-	1,851,000,000	-	(1,851,000,000)	-
เงินปันผลเสนอจ่าย		-	-	-	-	1,956,000,000	(1,956,000,000)	-
ยอดคงเหลือปลายปี 2543		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,633,228,354
ผลสะสมจากการเปลี่ยนแปลงนโยบายการบัญชี	3	-	-	-	-	-	(231,861,418)	(231,861,418)
ยอดคงเหลือที่ปรับปรุงแล้ว		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,401,366,936
ผลต่างจากการแปลงค่างบการเงิน		-	-	-	-	-	-	-
กำไรสุทธิ		-	-	-	-	-	10,894,801,580	10,894,801,580
สำรองเพื่อการขยายงาน		-	-	-	2,476,000,000	-	(2,476,000,000)	-
เงินปันผลจ่าย		-	-	-	-	(1,956,000,000)	-	(1,956,000,000)
เงินปันผลเสนอจ่าย		-	-	-	-	3,912,000,000	(3,912,000,000)	-
ยอดคงเหลือปลายปี 2544		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,340,168,516

งบกระแสเงินสด

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2544 และ 2543

	หมายเหตุ	งบการเงินรวม 2544 บาท	งบการเงินรวม 2543 บาท	งบการเงินเฉพาะบริษัทฯ 2544 บาท	งบการเงินเฉพาะบริษัทฯ 2543 บาท
			ปรับปรุงใหม่		ปรับปรุงใหม่
กระแสเงินสดจากกิจกรรมดำเนินงาน					
กำไรสุทธิ		10,894,801,580	5,201,270,820	10,894,801,580	5,201,270,820
รายการปรับปรุงกระทบยอดกำไรสุทธิเป็นเงินสดรับ (จ่าย)					
จากกิจกรรมดำเนินงาน					
ส่วนแบ่ง (กำไร) ขาดทุนจากเงินลงทุนตามวิธีส่วนได้เสีย		(82,455,601)	73,985,928	(3,749,606,647)	438,076,037
ค่าเสื่อมราคา		3,331,674,619	3,176,471,684	2,834,188,625	2,810,054,760
รายจ่ายรอการตัดบัญชีตัดจ่าย		10,585,658	9,604,404	10,585,659	9,604,404
ค่าใช้จ่ายในการออกหุ้นกู้รอการตัดบัญชีตัดจ่าย		16,677,375	73,146,418	10,661,007	67,263,543
ส่วนลดมูลค่าหุ้นกู้ตัดจ่าย		1,108,849	1,108,849	-	-
ค่าใช้จ่ายในการสำรวจตัดจ่าย		125,466,860	119,761,683	8,447,575	452,703
(กำไร) ขาดทุนจากการจำหน่ายสินทรัพย์		(3,203,138)	539,341,697	(3,339,860)	428,578,070
(กำไร) ขาดทุนจากการจำหน่ายพัสดุ		(415,785)	7,032,375	(415,785)	7,032,375
ภาษีเงินได้รอการตัดบัญชี		1,556,293,101	517,938,438	1,321,252,338	358,836,646
ขาดทุนจากการแปลงค่าเงินตราต่างประเทศที่ยังไม่เกิดขึ้น		427,092,347	1,609,667,268	312,985,427	1,506,357,775
		16,277,625,865	11,329,329,564	11,639,559,919	10,827,527,133
การเปลี่ยนแปลงในสินทรัพย์และหนี้สิน					
ลูกหนี้การค้า (เพิ่มขึ้น) ลดลง		(68,437,113)	(1,461,828,894)	178,511,556	(791,310,099)
ลูกหนี้บริษัทใหญ่ (เพิ่มขึ้น)		(516,836,803)	-	-	-
เงินทดรองแก่กิจการที่เกี่ยวข้องกัน (เพิ่มขึ้น) ลดลง		-	-	6,932,850	(6,790,327)
สินค้าคงเหลือลดลง		2,169,912	7,376,630	1,238,835	9,228,673
พัสดุคงเหลือสุทธิ (เพิ่มขึ้น)		(372,356,933)	(29,409,725)	(348,038,714)	(29,729,005)
ลูกหนี้จากการร่วมทุน (เพิ่มขึ้น) ลดลง		8,183,855	(11,181,346)	(4,894,682)	-
ลูกหนี้อื่น (เพิ่มขึ้น) ลดลง		(95,464,062)	(56,822,533)	26,402,918	59,531,600
ดอกเบี้ยค้างรับ (เพิ่มขึ้น) ลดลง		(18,819,617)	31,313,133	18,293,886	20,947,354
สินทรัพย์หมุนเวียนอื่น (เพิ่มขึ้น)		(98,890,188)	(21,375,972)	(184,455,230)	(14,696,988)
ลูกหนี้บริษัทร่วมทุนลดลง		-	69,199,169	-	-
ค่าใช้จ่ายล่วงหน้า (เพิ่มขึ้น)		(297,676,131)	(178,652,211)	-	-
สินทรัพย์อื่น (เพิ่มขึ้น) ลดลง		4,661,126	(1,571,429)	4,672,725	(1,571,429)
เจ้าหนี้การค้าเพิ่มขึ้น		262,069,025	261,313,655	165,611,960	268,014,484

หมายเหตุประกอบงบการเงินเป็นส่วนหนึ่งของงบการเงินนี้

งบกระแสเงินสด

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2544 และ 2543

	หมายเหตุ	งบการเงินรวม 2544 บาท	งบการเงินรวม 2543 บาท	งบการเงินเฉพาะบริษัทฯ 2544 บาท	งบการเงินเฉพาะบริษัทฯ 2543 บาท
			ปรับปรุงใหม่		ปรับปรุงใหม่
การเปลี่ยนแปลงในสินทรัพย์และหนี้สิน (ต่อ)					
เจ้าหนี้จากการร่วมทุนเพิ่มขึ้น (ลดลง)		(4,143,981)	9,687,596	(1,788,353)	9,073,649
ค่าใช้จ่ายค้างจ่ายเพิ่มขึ้น		1,067,000,550	504,795,095	918,729,316	396,467,222
ดอกเบี้ยค้างจ่ายเพิ่มขึ้น		114,503,476	166,379,127	110,773,071	142,925,516
ภาษีเงินได้ค้างจ่ายเพิ่มขึ้น		304,915,325	1,690,249,224	323,032,182	1,870,236,079
หนี้สินหมุนเวียนอื่นเพิ่มขึ้น(ลดลง)		(42,642,155)	(244,429,200)	(43,586,669)	34,415,432
รายได้รอการรับรู้เพิ่มขึ้น		3,953,227,912	2,408,149,574	-	-
หนี้สินอื่นเพิ่มขึ้น		109,390,070	4,437,499	109,390,070	4,437,499
		4,310,854,268	3,147,629,392	1,280,825,721	1,971,179,660
เงินสดสุทธิได้มาจากกิจกรรมดำเนินงาน		**20,588,480,133**	**14,476,958,956**	**12,920,385,640**	**12,798,706,793**
กระแสเงินสดจากกิจกรรมลงทุน					
เงินลงทุนซึ่งบันทึกโดยวิธีส่วนได้เสีย (เพิ่มขึ้น)		(9,889,555,150)	(1,450,060,288)	(2,600,000,000)	(3,160,436,336)
เงินให้กู้ยืมแก่กิจการที่เกี่ยวข้องกันลดลง		-	-	4,203,993	1,756,067,141
ตั๋วสัญญาใช้เงิน(ลดลง)		-	-	-	(2,096,491,519)
ที่ดิน อาคาร และอุปกรณ์ (เพิ่มขึ้น)		(6,852,820,718)	(3,241,094,323)	(6,705,882,717)	(2,582,185,688)
สินทรัพย์ไม่มีตัวตน (เพิ่มขึ้น)		(211,574,664)	(49,385,657)	(211,574,664)	(49,385,657)
เงินสดสุทธิ (ใช้ไปใน) กิจกรรมลงทุน		**(16,953,950,532)**	**(4,740,540,268)**	**(9,513,253,388)**	**(6,132,432,059)**
กระแสเงินสดจากกิจกรรมจัดหาเงิน					
ค่าใช้จ่ายในการออกหุ้น (เพิ่มขึ้น)		-	(250,300)	-	-
เงินกู้ยืมระยะยาว (ลดลง)		(2,814,886,080)	(1,877,948,040)	(2,814,886,080)	(1,877,948,040)
เงินปันผลจ่าย		(1,955,562,810)	(487,957,875)	(1,955,562,810)	(487,957,875)
เงินสดสุทธิ (ใช้ไปใน) กิจกรรมจัดหาเงิน		**(4,770,448,890)**	**(2,366,156,215)**	**(4,770,448,890)**	**(2,365,905,915)**
เงินสดและรายการเทียบเท่าเงินสดเพิ่มขึ้น (ลดลง) สุทธิ		(1,135,919,289)	7,370,262,473	(1,363,316,638)	4,300,368,819
เงินสดและรายการเทียบเท่าเงินสด-ต้นปี		**16,526,578,699**	**8,898,398,959**	**9,354,694,793**	**5,040,196,665**
		15,390,659,410	16,268,661,432	7,991,378,155	9,340,565,484
ปรับปรุงผลกระทบจากอัตราแลกเปลี่ยน		(181,935,727)	257,917,267	(141,115,837)	14,129,309
เงินสดและรายการเทียบเท่าเงินสด-สิ้นปี		**15,208,723,683**	**16,526,578,699**	**7,850,262,318**	**9,354,694,793**
ข้อมูลเพิ่มเติมประกอบกระแสเงินสด					
เงินสดจ่ายในระหว่างปี					
ดอกเบี้ยจ่าย		1,719,525,829	1,819,353,856	1,040,946,579	1,207,912,731
ภาษีเงินได้		3,871,637,248	2,038,494,722	3,646,705,132	1,807,571,435

หมายเหตุประกอบงบการเงินเป็นส่วนหนึ่งของงบการเงินนี้

หมายเหตุประกอบงบการเงิน

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) และบริษัทย่อย
สำหรับปีสิ้นสุด วันที่ 31 ธันวาคม 2544 และ 2543

1 เกณฑ์การเสนองบการเงิน

งบการเงินรวมประกอบด้วยงบการเงินของบริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) (ปตท.สผ.) ซึ่งรวมงบการเงินของบริษัทย่อยจำนวน 5 แห่งคือ บริษัท ปตท.สผ. อินเตอร์เนชั่นแนล จำกัด (ปตท.สผ.อ.) บริษัท ปตท.สผ. ออฟชอร์ อินเวสเมนท์ จำกัด (PTTEPO) บริษัท พีทีบี พาร์ทเนอร์ จำกัด (PTB) บริษัท ปตท.สผ. คิม ลอง เวียดนาม จำกัด (PTTEPKV) และ บริษัท ปตท.สผ. เซาธ์เวสท์ เวียดนาม จำกัด (PTTEPSV) ซึ่งบันทึกเงินลงทุนตามวิธีส่วนได้เสีย และกิจการที่ควบคุมร่วมกัน 2 แห่งคือบริษัท Moattama Gas Transportation Company (MGTC) และบริษัท Taninthayi Pipeline Company LLC (TPC) ซึ่งบันทึกเงินลงทุนโดยใช้วิธีส่วนได้เสียในงบการเงินเฉพาะบริษัทและวิธีรวมตามสัดส่วนในงบการเงินรวม รายการบัญชีที่เป็นสาระสำคัญที่เกิดขึ้นระหว่างบริษัทใหญ่ บริษัทย่อย และกิจการที่ควบคุมร่วมกันได้ถูกหักกลบลบกันแล้วในการทำงบการเงินรวม

ปตท.สผ.และบริษัทย่อยบันทึกรายการบัญชีตามสัญญาร่วมทุนทั้งในส่วนที่บริษัทฯดำเนินการเอง และส่วนที่มิได้ดำเนินการเองในโครงการต่าง ๆ ตามสัดส่วนการร่วมทุนซึ่งกล่าวไว้ในหมายเหตุประกอบงบการเงินข้อ 19

2 สรุปนโยบายการบัญชีที่สำคัญ

2.1 การรับรู้รายได้

รายได้จากการขายผลิตภัณฑ์ปิโตรเลียมรับรู้เมื่อส่งมอบสินค้าให้กับลูกค้า

รายได้ดอกเบี้ยรับรู้ตามส่วนของเวลา โดยคำนึงถึงอัตราผลตอบแทนที่แท้จริงของสินทรัพย์

รายได้นอกเหนือจากที่กล่าวตามข้างต้นรับรู้ตามเกณฑ์สิทธิ

2.2 สินค้าคงเหลือ

สินค้าคงเหลือแสดงด้วยราคาทุนตามวิธีถัวเฉลี่ยถ่วงน้ำหนักหรือมูลค่าสุทธิที่จะได้รับ แล้วแต่ราคาใดจะต่ำกว่า

2.3 พัสดุคงเหลือ

พัสดุคงเหลือแสดงด้วยราคาทุนถัวเฉลี่ยสำหรับพัสดุที่ใช้ในการสำรวจและผลิตปิโตรเลียมที่เสื่อมสภาพและไม่ได้ใช้งานตั้งสำรองเสื่อมสภาพทั้งจำนวน

2.4 เงินลงทุนในบริษัทย่อย บริษัทร่วมและกิจการที่ควบคุมร่วมกัน

เงินลงทุนในบริษัทย่อย บริษัทร่วม และกิจการที่ควบคุมร่วมกัน (ในงบการเงินเฉพาะของบริษัทฯ) แสดงมูลค่าตามวิธีส่วนได้เสีย (Equity Method) สำหรับผลขาดทุนที่เกินกว่าเงินลงทุนบริษัทฯ จะบันทึกเป็นภาระหนี้สินก็ต่อเมื่อบริษัทยอมรับภาระผูกพันที่จะเกิดกับบริษัทย่อย บริษัทร่วม และกิจการที่ควบคุมร่วมกัน

บริษัทฯ บันทึกบัญชีเงินลงทุนในบริษัทร่วมเมื่อเริ่มแรกด้วยราคาทุนที่จ่ายซื้อ และจะทยอยรับรู้ผลต่างระหว่างราคาที่จ่ายซื้อกับมูลค่ายุติธรรมของสินทรัพย์ที่ระบุได้สุทธิในบริษัทร่วมเฉพาะส่วนที่เป็นของบริษัทฯตามระยะเวลาที่บริษัทฯ คาดว่าจะได้รับประโยชน์จากสินทรัพย์ในบริษัทร่วมนั้น

2.5 สินทรัพย์เพื่อการสำรวจและผลิตปิโตรเลียม

บริษัทฯใช้วิธี The Successful Efforts Method เป็นเกณฑ์ในการบันทึกบัญชีสินทรัพย์ที่ใช้เพื่อการสำรวจ และผลิตปิโตรเลียม กล่าวคือ

- รายจ่ายเพื่อให้ได้มาซึ่งสิทธิในสัมปทานบันทึกเป็นสินทรัพย์
- รายจ่ายสำรวจเพื่องานธรณีวิทยาและธรณีฟิสิกส์ ตลอดจนค่าสงวนพื้นที่ในช่วงการสำรวจบันทึกเป็นค่าใช้จ่าย
- รายจ่ายเพื่อการขุดเจาะปิโตรเลียมของหลุมสำรวจ (Tangible and Intangible Drilling Cost) บันทึกเป็นสินทรัพย์ ถ้าไม่พบปริมาณสำรองหรือพบแต่ไม่เพียงพอในเชิงพาณิชย์ จะตัดจำหน่ายเป็นค่าใช้จ่ายทั้งจำนวน
- รายจ่ายเพื่อการพัฒนาไม่ว่าจะเป็นส่วนของหลุมผลิตหรือหลุมแห้ง บันทึกไว้เป็นสินทรัพย์ทั้งหมด

2.6 ต้นทุนการกู้ยืม

ดอกเบี้ยจ่ายที่เกิดขึ้นเนื่องจากการกู้ยืมเพื่อก่อสร้างสินทรัพย์จะถูกบันทึกเข้าเป็นต้นทุนส่วนหนึ่งของสินทรัพย์นั้น และจะหยุดบันทึกดอกเบี้ยจ่ายดังกล่าวเป็นต้นทุนเมื่องานก่อสร้างแล้วเสร็จ

2.7 ที่ดิน อาคาร และอุปกรณ์

ที่ดิน อาคารและอุปกรณ์แสดงตามราคาทุนหลังหักค่าเสื่อมราคาสะสมและค่าเผื่อการด้อยค่าของสินทรัพย์

ค่าเสื่อมราคา ค่าเสื่อมสิ้นและการตัดจำหน่ายสินทรัพย์เพื่อการสำรวจและผลิตปิโตรเลียมและอุปกรณ์ที่เกี่ยวข้องกับการสำรวจและผลิตปิโตรเลียม คำนวณโดยวิธีสัดส่วนของผลผลิต (Unit of Production) ตลอดอายุการผลิตของปริมาณสำรองที่ผลิตได้ กิจการรับรู้การเปลี่ยนแปลงประมาณการปริมาณสำรองโดยวิธีเปลี่ยนทันทีเป็นต้นไป

ค่าเสื่อมราคาท่อขนส่งก๊าซของโครงการยาดานาและโครงการเยตากุน คำนวณโดยวิธีเส้นตรง (Straight – line Method) ตามอายุการใช้งานประมาณ 30 ปี

ค่าเสื่อมราคาของสินทรัพย์อื่นคำนวณจากราคาทุนของสินทรัพย์โดยใช้วิธีเส้นตรง (Straight-line Method) ตามอายุการใช้งานโดยประมาณในอัตราระหว่างร้อยละ 5-20 ต่อปี

2.8 สินทรัพย์ไม่มีตัวตน

สินทรัพย์ไม่มีตัวตนประกอบด้วยสิทธิจากการใช้ซอฟแวร์คอมพิวเตอร์ ซึ่งแสดงตามราคาทุน หักค่าตัดจำหน่ายสะสม โดยตัดจำหน่ายตามระยะเวลาที่เหลือของสัญญาแต่ไม่เกิน 10 ปี

2.9 ภาษีเงินได้รอการตัดบัญชี

บริษัทฯ บันทึกภาษีเงินได้รอการตัดบัญชีซึ่งคำนวณจากผลแตกต่างชั่วคราว (Temporary Differences) ระหว่างสินทรัพย์สุทธิทางบัญชีและทางภาษี ตามมาตรฐานการบัญชีระหว่างประเทศ ฉบับที่ 12 เรื่องภาษีเงินได้ ฉบับปรับปรุงปี 1996 (IAS No.12, "Income Taxes" (revised 1996) ของ International Accounting Standards Committee (IASC))

2.10 รายการที่เป็นเงินตราต่างประเทศ

รายการบัญชีในสกุลเงินตราต่างประเทศที่เกิดขึ้นระหว่างปี แปลงค่าเป็นเงินบาทตามอัตราแลกเปลี่ยน ณ วันที่เกิดรายการสินทรัพย์และหนี้สินในสกุลต่างประเทศ ซึ่งคงเหลือ ณ วันที่ตามงบดุลแปลงค่าเป็นเงินบาทตามอัตราถัวเฉลี่ยที่ธนาคารพาณิชย์รับซื้อหรือขายซึ่งธนาคารแห่งประเทศไทยคำนวณไว้ กำไรและขาดทุนจากอัตราแลกเปลี่ยนเงินตราต่างประเทศรับรู้เป็นรายได้หรือค่าใช้จ่ายเมื่อเกิดขึ้น

บริษัทฯแปลงค่างบการเงินของบริษัทย่อยในต่างประเทศเป็นเงินบาท โดยแปลงค่าสินทรัพย์และหนี้สินที่เป็นตัวเงินโดยใช้อัตราถัวเฉลี่ยระหว่างอัตราที่ธนาคารพาณิชย์รับซื้อและขายซึ่งธนาคารแห่งประเทศไทยคำนวณไว้ ณ วันสิ้นงวด และแปลงค่างบกำไรขาดทุนโดยใช้อัตราแลกเปลี่ยน ณ วันที่เกิดรายการผลต่างจากการแปลงค่ารายการดังกล่าว รับรู้เป็นรายได้หรือค่าใช้จ่ายทั้งจำนวนในงวดบัญชีนั้น

บริษัทฯ แปลงค่างบการเงินของกิจการที่ควบคุมร่วมกันในต่างประเทศเป็นเงินบาท โดยแปลงค่าสินทรัพย์และหนี้สินด้วยอัตราถัวเฉลี่ยระหว่างอัตราที่ธนาคารพาณิชย์รับซื้อและขาย ซึ่งธนาคารแห่งประเทศไทยคำนวณไว้ ณ วันสิ้นงวด และแปลงค่างบกำไรขาดทุนโดยใช้อัตราแลกเปลี่ยนถัวเฉลี่ยระหว่างงวด ผลต่างจากการแปลงค่ารายการดังกล่าวแสดงภายใต้หัวข้อผลต่างจากการแปลงค่างบการเงินในส่วนของผู้ถือหุ้น

2.11 ภาษีเงินได้

ค่าใช้จ่ายภาษีหรือรายได้ภาษีของบริษัทฯ ประกอบด้วย

- ภาษีงวดปัจจุบัน ซึ่งคำนวณตามข้อกำหนดในพระราชบัญญัติภาษีเงินได้ปิโตรเลียม พ.ศ. 2514 และฉบับแก้ไขเพิ่มเติม พ.ศ. 2532 ประมวลรัษฎากร และภาษีเงินได้นิติบุคคลในประเทศสหภาพพม่า
- ภาษีเงินได้รอการตัดบัญชีซึ่งคำนวณตามหมายเหตุประกอบงบการเงินข้อ 2.9

2.12 สำรองเพื่อขยายงาน

บริษัทฯจัดสรรสำรอง เพื่อขยายงานเพื่อวัตถุประสงค์ในการลงทุนโครงการใหม่ในระยะเริ่มสำรวจ (Exploration Phase) ซึ่งเป็นระยะที่มีความเสี่ยงสูง หรือเพื่อการแสวงหาปริมาณสำรองปิโตรเลียมมาทดแทนโดยจัดสรรจากกำไรสุทธิของแต่ละปีในอัตราร้อยละ 35 ของกำไรสุทธิที่เกิดจากกิจกรรมสำรวจและผลิตปิโตรเลียม

2.13 กองทุนสำรองเลี้ยงชีพ

บริษัทฯ ได้จดทะเบียนจัดตั้งกองทุนสำรองเลี้ยงชีพ โดยใช้ชื่อว่า "กองทุนสำรองเลี้ยงชีพพนักงาน ปตท.สผ. ซึ่งจดทะเบียนแล้ว" โดยบริษัทฯ จ่ายสมทบเป็นรายเดือนในอัตราร้อยละ 15 ของเงินเดือนพนักงาน

2.14 กำไรต่อหุ้น

ในปี 2544 บริษัทฯได้คำนวณกำไรต่อหุ้นปรับลด โดยการหารกำไรสุทธิสำหรับงวดด้วยผลรวมของจำนวนหุ้นสามัญถัวเฉลี่ยถ่วงน้ำหนักที่ออกอยู่ในระหว่างงวดกับจำนวนถัวเฉลี่ยถ่วงน้ำหนักของหุ้นสามัญที่บริษัทฯอาจต้องออกเพื่อแปลงหุ้นสามัญเทียบเท่าปรับลดทั้งสิ้น (ใบสำคัญแสดงสิทธิ) ให้เป็นหุ้นสามัญ แต่เนื่องจาก ณ วันที่ 31 ธันวาคม 2544 ราคาการใช้สิทธิแปลงสภาพสูงกว่าราคาตลาด จึงไม่มีผลกระทบต่อการคำนวณกำไรต่อหุ้นปรับลด (Diluted Earnings Per Share)

2.15 เงินสดและรายการเทียบเท่าเงินสด

เงินสดและรายการเทียบเท่าเงินสดในงบกระแสเงินสด หมายความรวมถึงเงินสด เงินฝากธนาคาร และเงินฝากกับสถาบันการเงินที่มีกำหนดจ่ายคืนในระยะเวลาไม่เกิน 3 เดือน

3 การเปลี่ยนแปลงนโยบายการบัญชี

ในปี 2544 บริษัทฯได้เปลี่ยนแปลงนโยบายการบัญชีเกี่ยวกับการบันทึกบัญชีเงินลงทุนในบริษัท Taninthayi Pipeline Company LLC ซึ่งเป็นบริษัทที่เกี่ยวข้องกันโดยเปลี่ยนจากวิธีราคาทุนเป็นวิธีส่วนได้เสีย ในงบการเงินเฉพาะกิจการและใช้วิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวมและเปลี่ยนจากวิธีส่วนได้เสียเป็นวิธีรวมตามสัดส่วนในการนำเสนองบการเงินรวม สำหรับบริษัท Moattama Gas Transportation Company เนื่องจากบริษัทฯมีส่วนร่วมในการควบคุมบริษัททั้งสองในลักษณะของการร่วมค้า ในการเปลี่ยนแปลงนโยบายการบัญชีดังกล่าว ทำให้ต้องปรับย้อนหลังงบการเงินงวดก่อนที่นำมาเปรียบเทียบเสมือนว่ามีการบันทึกเงินลงทุนในบริษัท Taninthayi Pipeline Company LLC และนำเสนองบการเงินรวม สำหรับบริษัท Moattama Gas Transportation Company และบริษัท Taninthayi Pipeline Company LLC ตามนโยบายการบัญชี ใหม่มาโดยตลอด ผลของการเปลี่ยนแปลงดังกล่าวทำให้กำไรสะสมต้นงวดปี 2543 ลดลง 190.89 ล้านบาท กำไรสุทธิและกำไรต่อหุ้นสำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2543 ลดลง 231.86 ล้านบาท และ 0.35 บาท ตามลำดับ

4 เงินสดและรายการเทียบเท่าเงินสด

เงินสดและรายการเทียบเท่าเงินสดในงบกระแสเงินสด ประกอบด้วย

หน่วย : ล้านบาท

	งบการเงินรวม		*งบการเงินเฉพาะบริษัท*	
	2544	2543	2544	2543
เงินสดและเงินฝากธนาคาร	2,693.10	427.41	1,992.75	248.88
เงินลงทุนระยะสั้น	12,515.62	16,099.17	5,857.51	9,105.82
รวม	15,208.72	16,526.58	7,850.26	9,354.70

เงินลงทุนระยะสั้นประกอบด้วย

	งบการเงินรวม			
	2544		2543	
	ล้านบาท	อัตราผลตอบแทน	**ล้านบาท**	อัตราผลตอบแทน
เงินฝากประจำ	-	-	10,317.41	2.50 – 6.27%
ตั๋วเงินคลัง	12,515.62	2.00 – 3.42%	5,781.76	5.62 – 6.16%
รวม	12,515.62		16,099.17	

	งบการเงินเฉพาะบริษัท			
	2544		2543	
	ล้านบาท	อัตราผลตอบแทน	ล้านบาท	อัตราผลตอบแทน
เงินฝากประจำ	-	-	4,822.39	2.50 – 6.02%
ตั๋วเงินคลัง	5,857.51	2.00 – 3.42%	4,283.43	5.62 - 6.16%
รวม	5,857.51		9,105.82	

5 ลูกหนี้การค้า

หน่วย : ล้านบาท

	งบการเงินรวม		งบการเงินเฉพาะบริษัท	
	2544	2543	2544	2543
บริษัท ปตท. จำกัด (มหาชน)	2,877.03	2,793.62	1,942.80	2,099.90
การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย	47.06	71.83	47.06	71.83
อื่นๆ	11.07	-	3.36	-
รวม	2,935.16	2,865.45	1,993.22	2,171.73

6 พัสดุคงเหลือ-สุทธิ

หน่วย : ล้านบาท

	งบการเงินรวม		งบการเงินเฉพาะบริษัท	
	2544	2543	2544	2543
พัสดุคงเหลือในราคาทุน	972.17	598.71	835.09	486.63
สำรองเพื่อการลดลงในราคาตลาด	(31.78)	(31.78)	(31.78)	(31.78)
พัสดุคงเหลือ-สุทธิ	940.39	566.93	803.31	454.85

7 เงินลงทุนและเงินให้กู้ยืมแก่กิจการที่เกี่ยวข้องกัน

7.1 เงินลงทุนซึ่งบันทึกโดยวิธีส่วนได้เสีย

หน่วย : ล้านบาท

ชื่อบริษัท	ประเภทกิจการ	ลักษณะความสัมพันธ์	ทุนชำระแล้ว		สัดส่วนเงินลงทุน		เงินลงทุน				เงินปันผล	
			2544	2543	2544	2543	วิธีราคาทุน		วิธีส่วนได้เสีย		สำหรับปี	สำหรับปี
							2544	2543	2544	2543	2544	2543
บริษัทย่อย												
ปตท.สผ.อ.	ประกอบธุรกิจปิโตรเลียม	ถือหุ้นระหว่างกันและผู้บริหารมาจากบริษัทใหญ่ทั้งหมด	19,000	16,400	ปตท.สผ. 100 %	ปตท.สผ. 100 %	19,000	16,400	15,293.19	10,135.03	-	-
PTB*	ประกอบธุรกิจปิโตรเลียม	ถือหุ้นระหว่างกันและผู้บริหารมาจากบริษัทใหญ่	-	-	ปตท.สผ. 100%	ปตท.สผ. 100%	1.51	1.51	0.09	1.51	-	-
PTTEPO	ประกอบธุรกิจการพาณิชย์	ถือหุ้นระหว่างกันและผู้บริหารมาจากบริษัทใหญ่ทั้งหมด	0.17	0.17	ปตท.สผ. 75 %	ปตท.สผ. 75 %	0.13	0.13	1,442.69	249.82	-	-
							รวม		16,735.97	10,386.36		
					ปตท.สผ.อ. 25 %	ปตท.สผ.อ. 25 %	0.04	0.04	513.60	108.00	-	-

หน่วย : ล้านบาท

ชื่อบริษัท	ประเภทกิจการ	ลักษณะความสัมพันธ์	ทุนชำระแล้ว		สัดส่วนเงินลงทุน		เงินลงทุน				เงินปันผล	
			2544	2543	2544	2543	วิธีราคาทุน		วิธีส่วนได้เสีย		สำหรับปี	สำหรับปี
							2544	2543	2544	2543	2544	2543
PTTEPKV*	ประกอบธุรกิจปิโตรเลียม	ถือหุ้นระหว่างกันและผู้บริหารมาจากบริษัทใหญ่ทั้งหมด	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(69.37)	(12.79)	-	-
PTTEPSV*	ประกอบธุรกิจปิโตรเลียม	ถือหุ้นระหว่างกันและผู้บริหารมาจากบริษัทใหญ่ทั้งหมด	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(43.52)	(8.80)	-	-
<u>บริษัทร่วม</u>												
TOP*	ประกอบธุรกิจผลิตไฟฟ้า	ถือหุ้นระหว่างกัน	2,810	2,810	ปตท.สผ.อ. 26%	ปตท.สผ.อ. 26%	1,450.06	1,450.06	1,458.53	1,376.07	-	-
New Links*	ประกอบธุรกิจการพาณิชย์	ถือหุ้นระหว่างกัน	44.27 บาท	-	PTTEPO 40 %	-	9,889.56	-	9,889.56	-	-	-
							รวม		11,348.09	1,376.07		
<u>กิจการที่ควบคุมร่วมกัน</u>												
CPOC*	ประกอบธุรกิจปิโตรเลียม	ถือหุ้นระหว่างกัน	19.8 บาท	19.8 บาท	ปตท.สผ.อ. 50 %	ปตท.สผ.อ. 50 %	9.90 บาท	9.90 บาท	9.90 บาท	9.90 บาท	-	-
MGTC*	ประกอบธุรกิจท่อขนส่งก๊าซในต่างประเทศ	ถือหุ้นระหว่างกัน	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,438.83	(352.11)	-	-
TPC*	ประกอบธุรกิจท่อขนส่งก๊าซในต่างประเทศ	ถือหุ้นระหว่างกัน	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(509.95)	(452.77)	-	-

*ปตท.สผ.อ. : บริษัท ปตท.สผ. อินเตอร์เนชั่นแนล จำกัด
PTTEPO : PTTEP Offshore Investment Company Limited
PTB : PTB Partner Co., Ltd. (ในวันที่ 11 สิงหาคม 2543 PTB ได้จดทะเบียนเลิกบริษัท กับกระทรวงพาณิชย์และอยู่ระหว่างการชำระบัญชี)
PTTEPKV : PTTEP Kim Long Vietnam Company Limited
PTTEPSV : PTTEP Southwest Vietnam Company Limited
CPOC : Carigali – PTTEPI Operating Company Sdn Bhd.
TOP : บริษัท ไทยออยล์เพาเวอร์ จำกัด
MGTC : Moattama Gas Transportation Company
New Links : New Links Energy Resources Limited
TPC : Taninthayi Pipeline Company LLC

บริษัท New Links Energy Resources จำกัด เป็นผู้ถือหุ้นในสัดส่วนร้อยละ 85.44 ในบริษัท PT. Medco Energi Internasional Tbk ซึ่งเป็นบริษัทประกอบธุรกิจปิโตรเลียม ตั้งอยู่ในประเทศอินโดนีเซีย

ในวันที่ 11 ธันวาคม 2544 PTTEPO ซื้อเงินลงทุนในบริษัท New Links ด้วยราคาที่สูงกว่ามูลค่ายุติธรรมของสินทรัพย์ที่ระบุได้สุทธิเฉพาะส่วนที่เป็นของบริษัทฯ เกิดผลต่างจำนวน 3,340.94 ล้านบาท บริษัทฯจะทยอยรับรู้ผลต่างดังกล่าวโดยวิธีสัดส่วนของผลผลิต (Unit of Production) ตลอดอายุของการผลิตของปริมาณสำรองที่เหลืออยู่ของบริษัท New Links นับจากวันที่ซื้อโดยปรับปรุงกับบัญชีส่วนแบ่งกำไรหรือขาดทุน จากเงินลงทุนตามวิธีส่วนได้เสีย

ปตท.สผ.อ. ซื้อเงินลงทุนในบริษัทไทยออยล์เพาเวอร์ จำกัด (TOP) ด้วยราคาที่สูงกว่ามูลค่ายุติธรรมของสินทรัพย์ที่ระบุได้สุทธิเฉพาะส่วนที่เป็นของบริษัทฯ เกิดผลต่างจำนวน 448.55 ล้านบาท บริษัทฯจะทยอยรับรู้ผลต่างดังกล่าวตามระยะเวลาที่เหลือของสัญญาขายไฟฟ้าที่ TOP ทำกับลูกค้าเป็นเวลา 24 ปี ในปี 2544 บริษัทฯรับรู้ผลต่างโดยปรับปรุงกับบัญชีส่วนแบ่งกำไรหรือขาดทุนจากเงินลงทุนตามวิธีส่วนได้เสียเป็นจำนวนทั้งสิ้น 18.69 ล้านบาท

7.2 เงินลงทุนในกิจการที่ควบคุมร่วมกัน

บริษัทฯ บันทึกเงินลงทุนในกิจการที่ควบคุมร่วมกันในงบการเงินเฉพาะของบริษัทฯ ตามวิธีส่วนได้เสีย รายการเปลี่ยนแปลงในเงินลงทุนในกิจการที่ควบคุมร่วมกันมีดังนี้

หน่วย : ล้านบาท

	2544	2543
ยอดต้นปี	(804.88)	(776.25)
กำไรจากการดำเนินงานหลังหักภาษี	1,733.76	(28.63)
ยอดปลายปี	928.88	(804.88)

บริษัทฯนำสินทรัพย์ หนี้สิน รายได้และค่าใช้จ่ายของกิจการที่ควบคุมร่วมกันเฉพาะส่วนของบริษัทฯ มาแสดงไว้กับรายการที่คล้ายคลึงกันโดยแสดงแยกเป็นแต่ละบรรทัดในงบการเงินรวมตามสัดส่วน

กิจการที่ควบคุมร่วมกันมีดังนี้

บริษัท	ประเภทธุรกิจและประเทศ	สัดส่วนการร่วมทุน ร้อยละ 2544	สัดส่วนการร่วมทุน ร้อยละ 2543
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	ประกอบธุรกิจปิโตรเลียม ประเทศมาเลเซีย	50	50
Moattama Gas Transportation Company (MGTC)	ประกอบธุรกิจท่อขนส่งก๊าซ ประเทศสหภาพพม่า	25.50	25.50
Taninthayi Pipeline Co., LLC (TPC)	ประกอบธุรกิจท่อขนส่งก๊าซ ประเทศสหภาพพม่า	14.1667	14.1667

รายการของกิจการที่ควบคุมร่วมกันที่รวมอยู่ในงบการเงินของบริษัทฯ ยกเว้นบริษัท CPOC ซึ่งไม่มีการดำเนินการทางธุรกิจ เนื่องจากการชะลอตัวของโครงการ JDA มีดังนี้

หน่วย : ล้านบาท

	MGTC		TPC	
	2544	2543	2544	2543
งบดุล :				
สินทรัพย์หมุนเวียน	593.21	381.92	322.86	47.47
สินทรัพย์ถาวร	5,504.38	5,669.19	2,182.27	2,192.71
หนี้สินหมุนเวียน	(102.79)	(26.54)	(689.04)	(481.99)
หนี้สินอื่น	(4,756.05)	(6,476.85)	(2,068.40)	(1,947.47)
สินทรัพย์ (หนี้สิน) สุทธิ	1,238.75	(452.28)	(252.31)	(189.28)

	MGTC 2544	MGTC 2543	TPC 2544	TPC 2543
งบกำไรขาดทุน :				
รายได้	2,417.06	682.11	345.97	81.44
ค่าใช้จ่าย	(307.74)	(310.53)	(339.97)	(219.38)
กำไร (ขาดทุน) ก่อนภาษีเงินได้	2,109.32	371.58	6.00	(137.94)
ภาษีเงินได้	(318.38)	(137.96)	(62.83)	(38.13)
กำไร (ขาดทุน) สุทธิ	1,790.94	233.62	(56.83)	(176.07)

7.3 เงินให้กู้ยืมแก่กิจการที่เกี่ยวข้องกัน

	งบการเงินเฉพาะบริษัท			
	2544		2543	
	ล้านบาท	นโยบายการคิดต้นทุนกู้ยืมระหว่างกัน	ล้านบาท	นโยบายการคิดต้นทุนกู้ยืมระหว่างกัน
บริษัทย่อย – ปตท.สผ.อ.	3,943.36	2.6975 – 7.86%	3,897.98	6.50 - 8.53%

ในระหว่างปี 2544 บริษัทได้รับชำระคืนเงินต้นและดอกเบี้ยจำนวน 4.39 ล้านบาท และ 268.23 ล้านบาท ตามลำดับ

8 รายการระหว่างกิจการที่เกี่ยวข้องกัน

รายการบัญชีกับบริษัทฯที่เกี่ยวข้องกันที่สำคัญสำหรับปีสิ้นสุด วันที่ 31 ธันวาคม 2544 และ 2543 สามารถสรุปได้ดังนี้

หน่วย : ล้านบาท

	งบการเงินรวม 2544	งบการเงินรวม 2543	งบการเงินเฉพาะบริษัท 2544	งบการเงินเฉพาะบริษัท 2543
บริษัทใหญ่ (บริษัท ปตท. จำกัด (มหาชน) -ปตท.)				
รายได้จากการขาย (ตามราคาที่อิงจากราคาตลาดโลก)	27,165.74	21,046.54	21,681.14	19,281.51
ค่าชดเชยสิทธิ Carry Forward Gas	308.97	-	308.97	-
ค่าชดเชยสิทธิ Carry Forward Gas จ่ายล่วงหน้า	74.58	-	74.58	-
ค่าส่งเสริมการขายก๊าซธรรมชาติจ่ายล่วงหน้า	13.06	-	13.06	-
ดอกเบี้ยรับจากรายการรายได้รอการรับรู้	35.73	-	-	-
รายได้ค่าเช่า (ตามราคาตลาด)	18.37	5.68	18.37	5.68
บริษัทย่อย				
ดอกเบี้ยรับ	-	-	254.37	335.10
รายได้อื่น	-	-	89.74	75.83

9 ที่ดิน อาคารและอุปกรณ์ - สุทธิ

หน่วย : ล้านบาท

	งบการเงินรวม			
	สินทรัพย์เพื่อการสำรวจและผลิต	ที่ดิน อาคาร สิ่งปลูกสร้าง	เครื่องใช้และอุปกรณ์อื่น	รวม
ราคาทุน				
31 ธันวาคม 2543	50,934.82	912.95	1,648.58	53,496.35
ซื้อเพิ่ม	6,641.63	77.29	147.93	6,866.85
ลดลง	(192.25)	(3.81)	(86.44)	(282.50)
ผลต่างอัตราแลกเปลี่ยนจากการแปลงค่างบการเงิน	185.15	-	-	185.15
31 ธันวาคม 2544	57,569.35	986.43	1,710.07	60,265.85
ค่าเสื่อมราคาสะสม				
31 ธันวาคม 2543	(11,356.01)	(232.26)	(849.89)	(12,438.16)
ลดลง	-	-	73.08	73.08
ค่าเสื่อมราคาสำหรับปี	(3,194.63)	(53.24)	(83.80)	(3,331.67)
ผลต่างอัตราแลกเปลี่ยนสุทธิจากการแปลงค่างบการ	(59.45)	-	-	(59.45)
31 ธันวาคม 2544	(14,610.09)	(285.50)	(860.61)	(15,756.20)
มูลค่าสุทธิตามบัญชี 31 ธันวาคม 2543	39,578.81	680.69	798.69	41,058.19
มูลค่าสุทธิตามบัญชี 31 ธันวาคม 2544	42,959.26	700.93	849.46	44,509.65

ค่าเสื่อมราคาที่อยู่ในงบกำไรขาดทุนงวดบัญชีปี 2543 3,176.47 ล้านบาท

ค่าเสื่อมราคาที่อยู่ในงบกำไรขาดทุนงวดบัญชีปี 2544 3,331.67 ล้านบาท

หน่วย : ล้านบาท

	งบการเงินเฉพาะบริษัท			
	สินทรัพย์เพื่อการสำรวจและผลิต	ที่ดิน อาคาร สิ่งปลูกสร้าง	เครื่องใช้และอุปกรณ์อื่น	รวม
ราคาทุน				
31 ธันวาคม 2543	34,347.50	665.87	1,032.15	36,045.52
ซื้อเพิ่ม	6,571.29	16.03	142.28	6,729.60
ลดลง	(21.22)	(3.81)	(76.39)	(101.42)
31 ธันวาคม 2544	40,897.57	678.09	1,098.04	42,673.70
ค่าเสื่อมราคาสะสม				
31 ธันวาคม 2543	(10,258.72)	(210.80)	(801.80)	(11,271.32)
ลดลง	-	-	72.60	72.60
ค่าเสื่อมราคาสำหรับปี	(2,717.63)	(40.77)	(75.79)	(2,834.19)
31 ธันวาคม 2544	(12,976.35)	(251.57)	(804.99)	(14,032.91)
มูลค่าสุทธิตามบัญชี 31 ธันวาคม 2543	24,088.78	455.07	230.35	24,774.20
มูลค่าสุทธิตามบัญชี 31 ธันวาคม 2544	27,921.22	426.52	293.05	28,640.79

ค่าเสื่อมราคาที่อยู่ในงบกำไรขาดทุนงวดบัญชีปี 2543 2,810.05 ล้านบาท

ค่าเสื่อมราคาที่อยู่ในงบกำไรขาดทุนงวดบัญชีปี 2544 2,834.19 ล้านบาท

10 ภาษีเงินได้

10.1 ภาษีเงินได้รอการตัดบัญชี

หน่วย : ล้านบาท

	งบการเงินรวม		งบการเงินเฉพาะบริษัท	
	2544	2543	2544	2543
สินทรัพย์ภาษีเงินได้รอการตัดบัญชี				
ภาษีเงินได้ตามประมวลรัษฎากร	607.57	629.63	-	-
รวม	607.57	629.63	-	-
หนี้สินภาษีเงินได้รอการตัดบัญชี				
ภาษีเงินได้ธุรกิจปิโตรเลียม	6,806.45	5,501.21	6,802.07	5,480.82
ภาษีเงินได้ตามประมวลรัษฎากร	-	-	-	-
ภาษีเงินได้นิติบุคคลในประเทศสหภาพพม่า	702.67	463.47	-	-
รวม	7,509.12	5,964.68	6,802.07	5,480.82

10.2 ภาษีเงินได้

รายละเอียดเกี่ยวกับภาษีเงินได้สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2544 และ 2543 มีดังต่อไปนี้

หน่วย : ล้านบาท

	งบการเงินรวม		งบการเงินเฉพาะบริษัท	
	2544	2543	2544	2543
ภาษีเงินได้ธุรกิจปิโตรเลียม				
ภาษีเงินได้ในงวดปัจจุบัน	3,894.30	3,541.29	3,894.30	3,490.35
ภาษีเงินได้รอการตัดบัญชี	1,305.24	360.51	1,321.25	358.84
รวม	5,199.54	3,901.80	5,215.55	3,849.19
ภาษีเงินได้ตามประมวลรัษฎากร				
ภาษีเงินได้ในงวดปัจจุบัน	75.44	187.45	75.44	187.45
ภาษีเงินได้รอการตัดบัญชี	22.06	(32.46)	-	-
รวม	97.50	154.99	75.44	187.45
ภาษีเงินได้นิติบุคคลในประเทศสหภาพพม่า				
ภาษีเงินได้ในงวดปัจจุบัน	206.66	-	-	-
ภาษีเงินได้รอการตัดบัญชี	230.07	176.08	-	-
รวม	436.73	176.08	-	-
รวมภาษีเงินได้ทั้งสิ้น	5,733.77	4,232.87	5,290.99	4,036.64

	อัตราร้อยละ
ภาษีเงินได้จากการประกอบธุรกิจปิโตรเลียมในประเทศไทย ตามพระราชบัญญัติภาษีเงินได้ปิโตรเลียม พ.ศ. 2514	50
ภาษีเงินได้ตามประมวลรัษฎากร	30
ภาษีเงินได้นิติบุคคลในประเทศสหภาพพม่า	30

11 ค่าใช้จ่ายล่วงหน้า

ปตท.สผ.อ. ได้ชำระค่าใช้จ่ายล่วงหน้าเป็นค่าภาคหลวงให้กับประเทศสหภาพพม่า สำหรับโครงการยาดานาและโครงการเยตากุน โดยจะทยอยรับรู้เป็นค่าใช้จ่ายพร้อมกับการรับรู้รายได้ของรายได้รอการรับรู้ ตามหมายเหตุประกอบงบการเงินข้อ 15 ค่าใช้จ่ายล่วงหน้าประกอบด้วย

	งบการเงินรวม	
	หน่วย : ล้านบาท	
	2544	2543
ค่าภาคหลวงให้กับประเทศสหภาพพม่า	505.94	208.26

12 ส่วนของหนี้สินระยะยาวที่ถึงกำหนดชำระภายใน 1 ปี

ส่วนของหนี้สินระยะยาวที่ถึงกำหนดชำระภายใน 1 ปี ประกอบด้วย

	งบการเงินรวมและงบการเงินเฉพาะบริษัท			
	2544		2543	
	ล้านเหรียญสหรัฐ	ล้านบาท	ล้านเหรียญสหรัฐ	ล้านบาท
เงินกู้ยืมระยะยาว	50.00	2,217.98	71.60	3,110.28
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ	-	4,000.00	-	-
รวม	50.00	6,217.98	71.60	3,110.28

13 เงินกู้ยืมระยะยาว

	งบการเงินรวมและงบการเงินเฉพาะบริษัท			
	2544		2543	
	ล้านเหรียญสหรัฐ	ล้านบาท	ล้านเหรียญสหรัฐ	ล้านบาท
เงินกู้ต่างประเทศ	50.00	2,217.98	114.80	4,986.87
หัก ส่วนที่ครบกำหนดชำระภายใน 1 ปี	(50.00)	(2,217.98)	(71.60)	(3,110.28)
	-	-	43.20	1,876.59

เงินกู้ต่างประเทศ จำนวน 50 ล้านเหรียญสหรัฐฯ อัตราดอกเบี้ย LIBOR+0.75% แต่ไม่เกิน 9.5% ต่อปี คิดดอกเบี้ยทบต้นทุก ๆ 6 เดือน กำหนดระยะเวลาชำระคืนเงินต้นและดอกเบี้ยทั้งจำนวน เมื่อมีการขายสัดส่วนสัมปทานในโครงการหนึ่งของบริษัทฯ ครั้งที่สอง หรือเมื่อครบกำหนด 5 ปี แล้วแต่กรณีใดจะเกิดขึ้นก่อน แต่ไม่ต่ำกว่า 3 ปี

14 หุ้นกู้

	งบการเงินรวม			
	2544		2543	
	ล้านเหรียญสหรัฐ	ล้านบาท	ล้านเหรียญสหรัฐ	ล้านบาท
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ	393.28	17,440.40	393.28	17,077.43
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ	-	4,000.00	-	4,000.00
หัก ส่วนที่ครบกำหนดชำระภายใน 1 ปี	-	(4,000.00)	-	-
รวม	393.28	17,440.40	393.28	21,077.43

	งบการเงินเฉพาะบริษัท			
	2544		2543	
	ล้านเหรียญสหรัฐ	ล้านบาท	ล้านเหรียญสหรัฐ	ล้านบาท
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ	393.28	8,573.72	193.28	8,395.89
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ	-	4,000.00	-	4,000.00
หัก ส่วนที่ครบกำหนดชำระภายใน 1 ปี	-	(4,000.00)	-	-
รวม	393.28	8,573.72	193.28	12,395.89

บริษัทฯได้ออกหุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ จำนวน 230 หุ้น มูลค่าตราไว้หุ้นละ 100 ล้านเยน รวมเป็นมูลค่าทั้งสิ้น 23 พันล้านเยน อัตราดอกเบี้ยร้อยละ 3.35 ต่อปี มีระยะเวลาไถ่ถอน 10 ปี กำหนดไถ่ถอน ณ วันที่ 19 กันยายน 2550 และในวันเดียวกับที่ออกหุ้นกู้ บริษัทฯ ได้ทำสัญญาแปลงหนี้ (Swap Agreement) ดังกล่าวกับสถาบันการเงินแห่งหนึ่งในญี่ปุ่นเป็นสกุลเงินเหรียญสหรัฐ จำนวน 193.28 ล้านเหรียญสหรัฐ ที่อัตราดอกเบี้ยร้อยละ 7.86 ต่อปี โดยมีกำหนดจ่ายดอกเบี้ยทุกๆ 6 เดือน ณ วันที่ 19 มีนาคม และ 19 กันยายนของทุกปี

บริษัทฯได้ออกหุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ จำนวน 4,000,000 หน่วย มูลค่าที่ตราไว้หน่วยละ 1,000 บาท เป็นมูลค่าทั้งสิ้น 4,000 ล้านบาท อัตราดอกเบี้ยร้อยละ 6.5 ต่อปี โดยมีกำหนดจ่ายดอกเบี้ยทุกๆ 6 เดือน ณ วันที่ 1 สิงหาคม และ 1 กุมภาพันธ์ของทุกปี มีระยะเวลาไถ่ถอน 3 ปี กำหนดไถ่ถอน ณ วันที่ 1 กุมภาพันธ์ 2545 ซึ่งบริษัทฯ ได้ชำระเรียบร้อยแล้ว

ปตท.สผ.อ. ได้ออกหุ้นกู้มีประกันไม่ด้อยสิทธิ (Guaranteed Unsubordinated Bond) โดยมี ปตท.สผ. เป็นผู้ค้ำประกันหุ้นกู้จำนวน 200,000 หุ้น มูลค่าตราไว้หุ้นละ 1,000 เหรียญสหรัฐรวมเป็นมูลค่าทั้งสิ้น 200 ล้านเหรียญสหรัฐ อัตราดอกเบี้ยร้อยละ 7.625 ต่อปี โดยมีกำหนดการจ่ายดอกเบี้ยทุก ๆ 6 เดือน ณ วันที่ 1 เมษายน และ 1 ตุลาคม ของทุกปี มีระยะเวลาไถ่ถอน 10 ปี กำหนดไถ่ถอน ณ วันที่ 1 ตุลาคม 2549

15 รายได้รอการรับรู้

รายได้รอการรับรู้เกิดจากการที่ ปตท.สผ.อ. ได้รับชำระเงินค่าก๊าซธรรมชาติล่วงหน้าจาก บริษัท ปตท. จำกัด (มหาชน) (ปตท.) ซึ่งเป็นบริษัทใหญ่ และจากการที่ MGTC และ TPC ได้รับชำระเงินค่าบริการขนส่งก๊าซจาก Myanmar Oil and Gas Enterprise สำหรับปริมาณก๊าซที่ ปตท. ยังไม่สามารถรับซื้อได้ในปี 2541 2542 2543 และ 2544 ตามปริมาณที่ระบุในสัญญาซื้อขายก๊าซธรรมชาติของโครงการยาดานา และโครงการเยตากุน โดย ปตท.สผ.อ. MGTC และ TPC จะรับรู้รายได้รอการรับรู้เป็นรายได้ ก็ต่อเมื่อ ปตท. รับก๊าซตามปริมาณดังกล่าวในปีต่อ ๆไป รายได้รอการรับรู้ ณ วันที่ 31 ธันวาคม 2544 และ 2543 ประกอบด้วย

หน่วย : ล้านบาท

	งบการเงินรวม	
	2544	2543
รายได้รอการรับรู้สำหรับปี 2541	408.90	449.66
รายได้รอการรับรู้สำหรับปี 2542	2,412.44	2,408.17
รายได้รอการรับรู้สำหรับปี 2543	3,418.48	-
รายได้รอการรับรู้สำหรับปี 2544	576.25	-
รวม	6,816.07	2,857.83

16 ทุนเรือนหุ้น

บริษัทมีทุนจดทะเบียนเป็นหุ้นสามัญ 654.4 ล้านหุ้น มูลค่าหุ้นละ 5 บาท รวมเป็นเงิน 3,272 ล้านบาท ได้รับชำระเต็มมูลค่าแล้ว 652 ล้านหุ้น มูลค่าหุ้นละ 5 บาท เป็นเงิน 3,260 ล้านบาท ส่วนต่าง 2.4 ล้านหุ้นเป็นหุ้นสามัญเพื่อรองรับการใช้สิทธิจากใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญจากพนักงาน ใบสำคัญแสดงสิทธิ 1 หน่วย มีสิทธิซื้อหุ้นสามัญได้ 2 หุ้น โดยจะมีอายุครบกำหนดในปี 2544 2545 และ 2546 ในอัตราการใช้สิทธิไม่เกินร้อยละ 20 30 และ 50 ของจำนวนหน่วยของใบสำคัญแสดงสิทธิที่ได้รับการจัดสรรตามลำดับ

	31 ธ.ค. 2544	31 ธ.ค. 2543
จำนวนใบสำคัญแสดงสิทธิ (หน่วย)	1,200,000	1,200,000
ราคาการใช้สิทธิ (บาท)	150	150

เมื่อวันที่ 14 กันยายน และ 14 ธันวาคม 2544 ซึ่งเป็นวันที่กำหนดให้ใช้สิทธิ ไม่มีพนักงานใช้สิทธิจากใบสำคัญแสดงสิทธิที่จะซื้อหุ้นสามัญ ทำให้ยอดคงเหลือของใบสำคัญแสดงสิทธิและหุ้นสามัญเพื่อรองรับการใช้สิทธิ ณ วันที่ 31 ธันวาคม 2544 ไม่มีการเปลี่ยนแปลง

17 รายได้อื่น ๆ

หน่วย : ล้านบาท

	งบการเงินรวม		งบการเงินเฉพาะบริษัท	
	2544	2543	2544	2543
รายได้จากบริษัทที่เกี่ยวข้องกัน	-	-	89.74	75.83
รายได้จากการรับประกอบธุรกิจปิโตรเลียม	5.96	10.90	-	-
รายได้ค่าเช่า	26.30	26.24	26.30	26.24
กำไรจากการจำหน่ายสินทรัพย์	225.36	160.55	6.08	1.26
อื่น ๆ	44.57	16.75	32.11	16.74
รวม	302.19	214.44	154.23	120.07

18 กำไร(ขาดทุน)จากการแปลงค่าเงินตราต่างประเทศ

หน่วย : ล้านบาท

	งบการเงินรวม		งบการเงินเฉพาะบริษัท	
	2544	2543	2544	2543
กำไรจากการแปลงค่าเงินตราต่างประเทศที่เกิดขึ้นจริง	253.98	696.93	114.52	522.22
(ขาดทุน)จากการแปลงค่าเงินตราต่างประเทศ ที่ยังไม่เกิดขึ้นจริง	(399.28)	(1,669.16)	(312.99)	(1,506.36)
รวม	(145.30)	(972.23)	(198.47)	(984.14)

19 การร่วมทุน

โครงการร่วมทุนของ ปตท.สผ.

โครงการ	บริษัทผู้ดำเนินการ (OPERATOR)	สัดส่วนการร่วมทุนร้อยละ	
		2544	2543
ยูโนแคล 3	บริษัท ยูโนแคล ไทยแลนด์ จำกัด	5	5
อี 5	บริษัท เอ็กซอนโมบิล เอ็กซ์โพลเรชั่น แอนด์ โพรดักชั่น โคราช อิงค์	20	20
อี 5 นอร์ธ	บริษัท อเมราดา เฮสส์ (ประเทศไทย) จำกัด	20	-
เอส 1	บริษัท ไทยเชลล์ เอ็กซ์พลอเรชั่น แอนด์ โพรดักชั่น จำกัด	25	25
บงกช	บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)	44.4445	44.4445
ไพลิน(บี12/27)	บริษัท ยูโนแคล ไทยแลนด์ จำกัด	45	45
อาทิตย์	บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)	80	80

โครงการร่วมทุนของ ปตท.สผ.อ.

โครงการ	บริษัทผู้ดำเนินการ (OPERATOR)	สัดส่วนการร่วมทุนร้อยละ	
		2544	2543
เยตากุน	บริษัท Premier Petroleum Myanmar Limited	14.1667	14.1667
ดับเบิ้ลยู 7/38	บริษัท เคอรร์ – แม็คจี (ประเทศไทย) จำกัด	15	15
ยาดานา	บริษัท TotalFinaElf E&P Myanmar	25.50	25.50
แปลงเอ็ม 8	บริษัท TotalFinaElf E&P Myanmar	-	30
แปลง 46, 50, 51	บริษัท FINA Exploration Minh Hai B.V.	-	30
บี 13/38	บริษัท ปตท.สผ. อินเตอร์เนชั่นแนล จำกัด	44.4445	44.4445
เจดีเอ (แปลงบี-17และซี-19)	บริษัท Carigali-PTTEPI Operating Company Sendirian Berhad	50	50

โครงการร่วมทุนของ PTTEPKV

โครงการ	บริษัทผู้ดำเนินการ (OPERATOR)	สัดส่วนการร่วมทุนร้อยละ	
		2544	2543
แปลง บี และ 48/95	บริษัท ยูโนแคล เวียดนาม เอ็กซ์พลอเรชั่น จำกัด	10	10

โครงการร่วมทุนของ PTTEPSV

โครงการ	บริษัทผู้ดำเนินการ (OPERATOR)	สัดส่วนการร่วมทุนร้อยละ	
		2544	2543
แปลง 52/97	บริษัท ยูโนแคล เซาท์เวสท์ เวียดนาม เอ็กซ์พลอเรชั่น แอนด์ โปรดักชั่น จำกัด	10	10

การเปลี่ยนแปลงสัดส่วนการร่วมทุนระหว่างปี 2544

บริษัท ปตท.สผ. ได้ลงนามในสัญญาร่วมทุนในแปลงสำรวจ E5-North ของสัมปทานปิโตรเลียมเลขที่ 2/2522/17 ร่วมกับบริษัท อเมราดา เฮสส์ (ประเทศไทย) จำกัด ในสัดส่วนร้อยละ 20

บริษัท ปตท.สผ.อินเตอร์ เนชั่นแนล จำกัด ได้ตกลงโอนสิทธิสัมปทานที่ถือในแปลงสำรวจ 46 ให้กับ บริษัท Lundin Vietnam Limited, บริษัท Petronas Carigali Overseas Sdn Bhd และ บริษัท PetroVietnam Exploration and Production และได้คืนพื้นที่แปลงสำรวจ 50 และ 51 ให้กับ PetroVietnam

บริษัท ปตท.สผ.อินเตอร์ เนชั่นแนล จำกัด ได้คืนพื้นที่แปลงสำรวจแปลงเอ็ม 8 ให้กับรัฐบาลของประเทศสหภาพพม่า

20 เงินปันผลเสนอจ่าย

เมื่อวันที่ 27 เมษายน 2544 ที่ประชุมสามัญผู้ถือหุ้นได้อนุมัติจ่ายเงินปันผลประจำปี 2543 ในอัตราหุ้นละ 3.00 บาท ให้แก่ผู้ถือหุ้น

บริษัทฯ ได้ประมาณเงินปันผลเสนอจ่ายให้ผู้ถือหุ้นประจำปี 2544 ในราคาหุ้นละ 6.00 บาท จำนวน 652 ล้านหุ้น เป็นเงิน 3,912 ล้านบาท ซึ่งจะจ่ายให้เมื่อได้รับการอนุมัติจากที่ประชุมใหญ่สามัญผู้ถือหุ้นประจำปีแล้ว

21 การเปิดเผยข้อมูลสำหรับเครื่องมือทางการเงิน

ความเสี่ยงจากอัตราแลกเปลี่ยน

บริษัทฯและบริษัทย่อยมีเงินกู้ยืมและหุ้นกู้ที่เป็นเงินตราต่างประเทศ จากการระดมเงินในตลาดเงินต่างประเทศ บริษัทฯ และบริษัทย่อยจึงได้มีการบริหารหนี้ที่มีความเสี่ยงจากอัตราแลกเปลี่ยน โดยใช้ เครื่องมือทางการเงิน เช่น การทำสัญญาแลกเปลี่ยนสกุลเงินและสัญญาซื้อขายเงินตราต่างประเทศล่วงหน้าตามหมายเหตุประกอบงบการเงินข้อ 14

ความเสี่ยงจากอัตราดอกเบี้ย

บริษัทฯ และบริษัทย่อยตระหนักถึงความเสี่ยงจากอัตราดอกเบี้ยของสินทรัพย์ทางการเงินและหนี้สิน ทางการเงินที่เกิดขึ้นจากการเปลี่ยนแปลงของอัตราดอกเบี้ยอันจะส่งผลต่อกำไรของบริษัทฯและบริษัทย่อยในงวดปัจจุบันและในอนาคต จึงถือเป็นนโยบายสำคัญที่ให้มีการบริหารสินทรัพย์และหนี้สินที่ดีโดยการจัดโครงสร้างและลักษณะของรายการในสินทรัพย์ หนี้สิน และส่วนของผู้ถือหุ้น ให้สอดคล้องกัน รวมถึงการทำสัญญาแลกเปลี่ยนอัตราดอกเบี้ยเพื่อควบคุมความเสี่ยงจากอัตราดอกเบี้ย ตามหมายเหตุประกอบงบการเงินข้อ 14

มูลค่ายุติธรรมของเครื่องมือทางการเงิน

สินทรัพย์ทางการเงินส่วนใหญ่จัดอยู่ในประเภทระยะสั้นรวมทั้งเงินให้กู้ยืมมีอัตราดอกเบี้ยใกล้เคียงกับอัตราดอกเบี้ยในตลาด ฝ่ายบริหารของบริษัทฯ จึงเชื่อว่ามูลค่ายุติธรรมของสินทรัพย์ทางการเงิน จะไม่แตกต่างอย่างเป็นสาระสำคัญกับมูลค่าตามบัญชี

บริษัทฯ คำนวณมูลค่ายุติธรรมของหนี้สินระยะยาวที่มีอัตราดอกเบี้ยคงที่โดยใช้วิธีส่วนลด กระแสเงินสดซึ่งใช้อัตราคิดลดที่มีเงื่อนไขการกู้ยืมใกล้เคียงกัน และคำนวณมูลค่ายุติธรรมของสัญญาแลกเปลี่ยนสกุลเงินและอัตราดอกเบี้ยจากอัตราอ้างอิงราคาตลาด ดังรายละเอียดต่อไปนี้

หน่วย : ล้านบาท

	ณ วันที่ 31 ธันวาคม 2544	
	ราคาตามบัญชี	มูลค่ายุติธรรม
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ 23,000 ล้านเยน	7,873.03	8,478.83
สัญญาแลกเปลี่ยนสกุลเงินและอัตราดอกเบี้ย : กำไร(ขาดทุน)	(870.13)	(892.14)
หุ้นกู้ไม่มีหลักประกันไม่ด้อยสิทธิ 200 ล้านเหรียญสหรัฐ	9,040.60	9,885.61

22 หนี้สินที่อาจเกิดขึ้น

บริษัทฯ เป็นผู้ค้ำประกันหุ้นกู้ซึ่งออกโดย ปตท.สผ.อ. จำนวน 200,000 หุ้น มูลค่าตราไว้หุ้นละ 1,000 เหรียญสหรัฐ รวมเป็นมูลค่าทั้งสิ้น 200 ล้านเหรียญสหรัฐ อัตราดอกเบี้ยร้อยละ 7.625 ต่อปี ระยะเวลาไถ่ถอน 10 ปี กำหนดไถ่ถอน ณ วันที่ 1 ตุลาคม 2549

ณ วันที่ 31 ธันวาคม 2544 บริษัทมีภาระหนี้สินที่อาจเกิดขึ้นซึ่งเป็นหนังสือค้ำประกัน (Letter of guarantee) เป็นจำนวนเงิน 20.20 ล้านบาท สำหรับงบการเงินเฉพาะบริษัท และ 40.86 ล้านบาท สำหรับงบการเงินรวม

23 เหตุการณ์ภายหลังวันที่ในงบการเงิน

ในวันที่ 29 มกราคม 2545 บริษัทฯ ได้ดำเนินการจัดตั้งบริษัทย่อย 2 บริษัท ได้แก่ บริษัท PTTEP Hoan Vu Co., Ltd. (PTTEP HV) และบริษัท PTTEP Hoang Long Co., Ltd. (PTTEP HL) ตามกฎหมายของประเทศ Cayman Islands โดยแต่ละบริษัทมีทุนจดทะเบียนจำนวน 50,000 หุ้น มูลค่าหุ้นละ 1 เหรียญสหรัฐ เป็นจำนวนเงิน 50,000 เหรียญสหรัฐ ทั้งนี้ PTTEPO เป็นผู้ถือหุ้นในบริษัททั้งสองในสัดส่วนร้อยละ 100

เมื่อวันที่ 13 กุมภาพันธ์ 2545 บริษัท PTTEP Hoan Vu Co., Ltd. (PTTEP HV) และบริษัท PTTEP Hoang Long Co., Ltd. (PTTEP HL) ได้ลงนามเข้าร่วมลงทุนในโครงการสำรวจปิโตรเลียมกับบริษัท SOCO Vietnam Ltd. (บริษัทในเครือของบริษัท SOCO International Plc. ประกอบธุรกิจด้านสำรวจและผลิตปิโตรเลียม และจดทะเบียนอยู่ในตลาดหลักทรัพย์ประเทศอังกฤษ) ซึ่งถือสิทธิในโครงการสำรวจปิโตรเลียม แปลง 9-2 และแปลง 16-1 ในทะเลนอกชายฝั่งเมืองวังเตา ประเทศเวียดนาม โดยมีสัดส่วนการร่วมทุนร้อยละ 25 และร้อยละ 15 ตามลำดับ อนึ่ง ในการเข้าร่วมทุนนี้จะมีผลสมบูรณ์เมื่อได้รับการอนุมัติจาก Petrovietnam และรัฐบาลเวียดนามแล้ว

24 การแสดงรายการในงบการเงิน

บริษัทฯ ได้จัดรายการในงบการเงิน สำหรับปีสิ้นสุดวันที่ 31 ธันวาคม 2543 ใหม่ เพื่อให้เป็นไปตามข้อกำหนดตามประกาศกรมทะเบียนการค้า วันที่ 14 กันยายน พ.ศ. 2544 ออกตามความในมาตรา 11 วรรคสามแห่งพระราชบัญญัติการบัญชี พ.ศ. 2543 ซึ่งไม่มีผลกระทบต่อกำไรสุทธิหรือส่วนของผู้ถือหุ้นตามที่ได้รายงานไปแล้ว ยกเว้นที่กล่าวไว้ในหมายเหตุประกอบงบการเงินข้อ 3

สรุปปริมาณสำรองปิโตรเลียมของ ปตท.สผ. และบริษัทย่อย ณ วันที่ 31 ธันวาคม 2544

ปริมาณสำรองพิสูจน์แล้วรวมทุกโครงการของ ปตท.สผ. และบริษัทย่อย ณ วันที่ 31 ธันวาคม 2544 มีรายละเอียดดังตารางที่แนบ ปริมาณสำรองพิสูจน์แล้ว จะมีการตรวจสอบและประเมินทุกรอบปี โดยนักธรณีวิทยาและวิศวกรแหล่งกักเก็บของปตท.สผ.เพื่อให้ได้ตัวเลขที่ได้มาตรฐาน ปริมาณสำรองพิสูจน์ แล้วในรายงานนี้จะรวมถึงปริมาณสุทธิที่เป็นส่วนแบ่งของ ปตท.สผ. และ ส่วนแบ่งของประเทศเจ้าของแหล่งปิโตรเลียม

ปริมาณสำรองพิสูจน์แล้วที่รายงานนี้ ไม่รวมปริมาณปิโตรเลียมที่เพิ่งสำรวจพบในโครงการอาทิตย์ ในอ่าวไทย และแปลงสำรวจ บี แปลงสำรวจ 48/95 และแปลงสำรวจ 52/97 นอกชายฝั่งประเทศเวียดนาม เนื่องจากยังไม่มีการยืนยันการพัฒนาในเชิงพาณิชย์

ปริมาณสำรองพิสูจน์แล้วรวมทุกโครงการของ ปตท.สผ. และบริษัทย่อย ณ วันที่ 31 ธันวาคม 2544 คิดเป็นปริมาณน้ำมันดิบและคอนเดนเสท 98 ล้านบาร์เรล และเป็นก๊าซธรรมชาติ 4,640 พันล้านลูกบาศก์ฟุต หรือรวมทั้งหมดเป็น 768 ล้านบาร์เรลเทียบเท่าน้ำมันดิบ

อัตราการผลิตรวมทุกโครงการของ ปตท.สผ. และบริษัทย่อย ในปี 2544 คิดเป็น 36 ล้านบาร์เรลเทียบเท่าน้ำมันดิบ หรือ ประมาณ 99,000 บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน เพิ่มขึ้นจากปีที่แล้วประมาณ 15,000 บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน หรือคิดเป็นร้อยละ 18 ซึ่งการเพิ่มขึ้นของปริมาณการผลิต ส่วนใหญ่เป็นผลมาจากการเพิ่มการผลิตในโครงการยาดานา เยตากุน และบงกช ในรอบปีที่ผ่านมา

ปตท.สผ. มีสัดส่วนการถือหุ้นในบริษัท PT Medco Energi Internasional TBK. (Medco) ซึ่งเป็นบริษัทสำรวจและผลิตน้ำมันดิบและก๊าซธรรมชาติในประเทศอินโดนีเซีย ร้อยละ 34.18 คิดเป็นปริมาณสำรองพิสูจน์แล้ว ณ วันที่ 31 ธันวาคม 2544 เป็นน้ำมันดิบ 55 ล้านบาร์เรล และเป็นก๊าซธรรมชาติ 36 พันล้านลูกบาศก์ฟุต ซึ่งปริมาณดังกล่าวได้รับการรับรองจาก Gaffney, Clines & Associates (Consultants) Pte., Ltd. (GCA).

ปริมาณสำรองพิสูจน์แล้วทั้งหมดของ ปตท.สผ. รวมสัดส่วนการถือหุ้นใน Medco ณ วันที่ 31 ธันวาคม 2544 คิดเป็นปริมาณน้ำมันดิบและคอนเดนเสท 153 ล้านบาร์เรล และเป็นก๊าซธรรมชาติ 4,676 พันล้านลูกบาศก์ฟุต หรือรวมทั้งหมดประมาณ 829 ล้านบาร์เรลเทียบเท่าน้ำมันดิบ

	น้ำมันดิบและ คอนเดนเสท (ล้านบาร์เรล)		ก๊าซธรรมชาติ (พันล้านลูกบาศก์ฟุต)	
	ในประเทศ [2]	ต่างประเทศ	ในประเทศ [2]	ต่างประเทศ
Company's share of reserves [1] of consolidated companies as of December 31, 2000	81	9	2,775	1,989
1) Revision of previous estimates	11	-	70	-
2) Improved recovery	3	-	1	-
3) Purchases/ sales of petroleum in place	-	-	-	-
4) Extensions and discoveries	1	-	0.29	-
5) Production	(7)	(0.19)	(139)	(56)
Total consolidated companies (December 31, 2001)	89	9	2,707	1,933

	รวม		ปริมาณเทียบเท่าน้ำมันดิบ (ล้านบาร์เรล)		
	น้ำมันดิบและ คอนเดนเสท (ล้านบาร์เรล)	ก๊าซธรรมชาติ พันล้าน (ลูกบาศก์ฟุต)	ในประเทศ [2]	ต่างประเทศ	รวม
Company's share of reserves [1] of consolidated companies as of December 31, 2000	90	4,764	514	265	779
1) Revision of previous estimates	11	70	21	-	21
2) Improved recovery	3	1	3	-	3
3) Purchases/ sales of petroleum in place	-	-	-	-	-
4) Extensions and discoveries	1	0.29	1	-	1
5) Production	(7)	(195)	(29)	(7)	(36)
Total consolidated companies (December 31, 2001)	98	4,640	510	258	768
MEDCO [3]	55	36	-	61	61
Total Worldwide (December 31, 2001)	153	4,676	510	319	829

(1) ปริมาณสำรองพิสูจน์แล้วรวมถึงปริมาณสำรองพิสูจน์แล้วสุทธิที่เป็นส่วนแบ่งของ ปตท.สผ. และส่วนแบ่งของประเทศ เจ้าของแหล่งปิโตรเลียม

(2) รวมโครงการพื้นที่คาบเกี่ยว ไทย-มาเลเซีย (JDA Project)

(3) ปตท.สผ. มีสัดส่วนการถือหุ้นใน บริษัท Medco ร้อยละ 34.18 ปริมาณสำรองพิสูจน์แล้ว ณ วันที่ 1 มกราคม 2545 ของ Medco ได้รับการรับรองจาก Gaffney, Clines & Associates (Consultants) Pte. Ltd.

รายงานทรัพย์สินของกิจกรรมการผลิตปิโตรเลียม

รายงานทรัพย์สินของกิจกรรมการผลิตปิโตรเลียม จะแสดงถึง ทรัพย์สินของ โครงการต่าง ๆ ทั้งที่พบปริมาณสำรองที่พิสูจน์แล้วและยังไม่ได้พิสูจน์ ตลอดจนเครื่องมือและอุปกรณ์เสริมที่ใช้ในการสำรวจและผลิตปิโตรเลียม รวมถึงค่าเสื่อมราคาสะสม ค่าเสื่อมสิ้นสะสม และค่าตัดจำหน่ายสะสม

ทรัพย์สินของโครงการที่พบปริมาณสำรองที่พิสูจน์แล้วประกอบด้วย หลุมสำรวจ และ หลุมพัฒนา ท่อขนส่งก๊าซธรรมชาติ รวมถึงเครื่องมือและอุปกรณ์ที่ใช้ในการผลิตปิโตรเลียม ส่วนทรัพย์สินของโครงการที่ยังไม่พบปริมาณสำรองที่พิสูจน์แล้ว หมายถึง รายจ่ายฝ่ายทุนที่เกิดขึ้นทั้งสิ้นจากโครงการต่าง ๆ ที่ยังไม่พบปริมาณสำรองที่พิสูจน์แล้ว สำหรับเครื่องมือและอุปกรณ์เสริมที่ใช้ในการผลิตปิโตรเลียม ประกอบด้วย คลังเก็บวัสดุ สำนักงานภาคพื้นสนาม ยานพาหนะ และอุปกรณ์อื่น ๆ

ทรัพย์สินสุทธิของกิจกรรมการผลิตปิโตรเลียม หมายถึง มูลค่าคงเหลือ ณ วันสิ้นงวดบัญชีของทรัพย์สินในโครงการต่าง ๆ ทั้งที่พบปริมาณสำรองที่พิสูจน์แล้วและยังไม่ได้พิสูจน์ เพื่อรอการคิดค่าเสื่อมราคา ค่าเสื่อมสิ้นและค่าตัดจำหน่ายต่อไปในอนาคต

(หน่วย : ล้านบาท)	2544	2543 (ปรับปรุงใหม่) (1)
ทรัพย์สินของโครงการที่พบปริมาณสำรองที่พิสูจน์แล้ว	54,885	48,616
ทรัพย์สินของโครงการที่ยังไม่พบปริมาณสำรองที่พิสูจน์แล้ว	788	548
เครื่องมือและอุปกรณ์เสริมที่ใช้ในการผลิตปิโตรเลียม	1,532	1,527
ทรัพย์สินรวมของกิจกรรมการผลิตปิโตรเลียม	**57,205**	**50,691**
ค่าเสื่อมราคาสะสม ค่าเสื่อมสิ้นสะสม และค่าตัดจำหน่ายสะสม	(15,250)	(12,025)
ทรัพย์สินสุทธิของกิจกรรมการผลิตปิโตรเลียม	**41,955**	**38,666**

(1) ใช้วิธีรวมตามสัดส่วน สำหรับบริษัท Moattama Gas Transportation Company และ Taninthayi Pipeline Company LLC

รายงานรายจ่ายที่เกิดขึ้นเพื่อการได้มาซึ่งสิทธิสัมปทาน การสำรวจและการพัฒนาปิโตรเลียม

รายงานรายจ่ายที่เกิดขึ้นจะแสดงถึงรายจ่ายที่เกิดขึ้นในระหว่างปีเพื่อการได้มาซึ่งสิทธิสัมปทานการสำรวจและการพัฒนาปิโตรเลียม ทั้งที่บันทึกเป็นทรัพย์สินและค่าใช้จ่าย

ต้นทุนเพื่อการได้มาซึ่งสิทธิสัมปทาน หมายถึง รายจ่ายที่เกิดขึ้นเพื่อให้ได้เข้าไปมีส่วนร่วมในสิทธิสัมปทานของโครงการต่าง ๆ ทั้งที่พบปริมาณสำรองที่พิสูจน์แล้วและยังไม่ได้พิสูจน์

รายจ่ายเพื่อการสำรวจประกอบด้วย ค่าใช้จ่ายในการสำรวจ เพื่องานธรณีวิทยาและธรณีฟิสิกส์ รายจ่ายเพื่อการขุดเจาะและเตรียมหลุมสำรวจ รวมถึงค่าสงวนพื้นที่ในแปลงสำรวจที่ยังไม่ได้รับการพัฒนา

รายจ่ายเพื่อการพัฒนา ประกอบด้วย รายจ่ายเพื่อการขุดเจาะและเตรียมหลุมพัฒนา และรายจ่ายในการปรับปรุงกระบวนการผลิต ตลอดจนเครื่องมือและอุปกรณ์ที่ใช้ในโครงการต่าง ๆ สำหรับการพัฒนาปริมาณสำรองที่พิสูจน์แล้วเพื่อใช้ในการผลิต การแยก การปรับปรุงคุณภาพปิโตรเลียม และการรวบรวมและเก็บรักษาปิโตรเลียม รวมทั้งรายจ่ายเพื่อท่อขนส่งก๊าซธรรมชาติ

(หน่วย : ล้านบาท)	2544			2543 (ปรับปรุงใหม่) (2)		
	ในประเทศ	ต่างประเทศ	รวม	ในประเทศ	ต่างประเทศ	รวม
ต้นทุนเพื่อการได้มาซึ่งสิทธิสัมปทาน						
-โครงการที่พบปริมาณสำรองที่พิสูจน์แล้ว	-	-	-	-	-	-
-โครงการที่ยังไม่พบปริมาณสำรองที่พิสูจน์แล้ว	-	-	-	(9)	160	151
รายจ่ายเพื่อการสำรวจ(1)	505	57	562	(386)	284	(102)
รายจ่ายเพื่อการพัฒนา	6,238	10	6,248	2,440	157	2,597
รวม	6,743	67	6,810	2,045	601	2,646

(1) รายจ่ายเพื่อการสำรวจรวมถึงการโอนรายจ่ายขุดเจาะหลุมสำรวจไปเป็นรายจ่ายขุดเจาะหลุมพัฒนาเพื่อเตรียมการผลิตต่อไปในอนาคต

(2) ใช้วิธีรวมตามสัดส่วน สำหรับบริษัท Moattama Gas Transportation Company และ Taninthayi Pipeline Company LLC

รายงานผลการดำเนินงานของกิจกรรมการผลิตปิโตรเลียม

รายงานผลการดำเนินงานนี้แสดงเฉพาะผลการดำเนินงานจาก กิจกรรมการผลิตปิโตรเลียม สำหรับปี 2544 และ 2543 โดยแสดงไว้ในตารางข้างล่างดังต่อไปนี้

ค่าใช้จ่ายในการผลิต ประกอบด้วย ค่าใช้จ่ายที่เกิดขึ้นเพื่อการดำเนินงานและบำรุงรักษาหลุมผลิต ตลอดจนเครื่องมือและอุปกรณ์การผลิต สำหรับค่าใช้จ่ายในการสำรวจ หมายถึง ค่าใช้จ่ายสำรวจเพื่องานธรณีวิทยา และธรณีฟิสิกส์และค่าตัดจำหน่ายหลุมสำรวจที่ไม่พบปิโตรเลียมในเชิงพาณิชย์

ค่าใช้จ่ายในการบริหารทั่วไป คือ ค่าใช้จ่ายในการบริหารที่เกี่ยวเนื่องโดยตรงกับกิจกรรมการผลิตปิโตรเลียม

ค่าเสื่อมราคา ค่าเสื่อมสิ้น และค่าตัดจำหน่าย หมายถึง ค่าสึกหรอของสินทรัพย์จากกิจกรรม การผลิตปิโตรเลียม รวมทั้งท่อขนส่งก๊าซธรรมชาติ

ค่าใช้จ่าย (รายได้) อื่น หมายรวมถึง รายได้จากการบริการท่อขนส่งก๊าซ กำไรหรือขาดทุนจากอัตราแลกเปลี่ยนที่เกี่ยวเนื่องโดยตรงกับกิจกรรมการผลิตปิโตรเลียม

ภาษีเงินได้คำนวณจากกำไรจากผลการดำเนินงานของกิจกรรมการผลิตปิโตรเลียม

ค่าใช้จ่ายทั่วไปของสำนักงานใหญ่และดอกเบี้ยจ่าย ไม่รวมเป็นค่าใช้จ่ายในการคำนวณผลการดำเนินงานของกิจกรรมการผลิตปิโตรเลียม

(หน่วย : ล้านบาท)	2544			2543 (ปรับปรุงใหม่) [1]		
	ในประเทศ	ต่างประเทศ	รวม	ในประเทศ	ต่างประเทศ	รวม
รายได้ :						
รายได้จากการขายรวม	22,067	5,451	27,518	19,938	1,581	21,519
ค่าใช้จ่าย :						
ค่าใช้จ่ายในการผลิต	1,903	576	2,479	1,996	540	2,536
ค่าใช้จ่ายในการสำรวจ	107	126	233	107	95	202
ค่าใช้จ่ายในการบริหารทั่วไป	423	195	618	335	131	466
ค่าภาคหลวง	2,743	456	3,199	2,478	128	2,606
ค่าเสื่อมราคา ค่าเสื่อมสิ้น และค่าตัดจำหน่าย	2,843	418	3,261	2,812	310	3,122
ค่าใช้จ่าย (รายได้) อื่น	291	(1,193)	(902)	300	(317)	(17)
ค่าใช้จ่ายรวม	8,310	578	8,888	8,028	887	8,915
ผลการดำเนินงานก่อนภาษีเงินได้	13,757	4,873	18,630	11,910	694	12,604
ภาษีเงินได้	5,569	459	6,028	4,793	144	4,937
ผลการดำเนินงานสุทธิ	8,188	4,414	12,602	7,117	550	7,667

(1) ใช้วิธีรวมตามสัดส่วน สำหรับบริษัท Moattama Gas Transportation Company และ Taninthayi Pipeline Company LLC

รายงานมูลค่าปัจจุบันตามมาตรฐานของกระแสเงินสดสุทธิที่เกี่ยวข้องกับปริมาณสำรองปิโตรเลียมที่พิสูจน์แล้ว

ตามมาตรฐานการวัดมูลค่าปัจจุบันของกระแสเงินสดสุทธิที่เกี่ยวข้องกับปริมาณสำรองปิโตรเลียม ที่พิสูจน์แล้ว คำนวณโดยใช้สมมติฐาน ดังนี้

ราคาน้ำมันและก๊าซธรรมชาติใช้ราคา ณ สิ้นปี โดยคำนึงถึงการเปลี่ยนแปลงของราคาเฉพาะที่มีกำหนดไว้ในสัญญาเท่านั้น

ประมาณการผลิต คิดจากปริมาณสำรองที่พิสูจน์แล้วที่เหลืออยู่ ณ สิ้นปี

ประมาณการค่าใช้จ่ายในอนาคตที่จะเกิดขึ้น ในการพัฒนาและผลิตปริมาณสำรองที่พิสูจน์แล้ว คิดจากต้นทุนค่าใช้จ่ายตามข้อมูล ณ สิ้นปี โดยไม่คำนึงถึงสภาวะแวดล้อมอื่น ๆ ที่อาจจะเปลี่ยนไปในอนาคต

ภาษีเงินได้ในอนาคตคำนวณโดยใช้อัตราภาษีตามกฎหมายที่มีอยู่ ณ สิ้นปี และหักหรือปรับส่วนลดต่าง ๆ ตามที่เป็นจริง

การปรับลดมูลค่าของกระแสเงินสดในแต่ละปีเป็นมูลค่าปัจจุบันด้วยอัตรา 10% ต่อปี เพื่อสะท้อนถึงมูลค่าตามเวลาของกระแสเงินสดนั้น

มูลค่าปัจจุบันของประมาณการกระแสเงินสดตามที่แสดงไว้ข้างล่างนี้ มิได้มุ่งหมายให้เป็นการแสดงประมาณการมูลค่าตามราคาตลาดยุติธรรมของสินทรัพย์ปิโตรเลียม ประมาณการมูลค่าตามราคาตลาดยุติธรรมควรต้องคำนึงถึงปริมาณสำรองที่ยังไม่ได้พิสูจน์ ซึ่งอาจเปลี่ยนเป็นปริมาณสำรองที่พิสูจน์แล้วได้ในอนาคต ประมาณการราคาของน้ำมันและก๊าซธรรมชาติในอนาคต อัตราดอกเบี้ย การเปลี่ยนแปลงของค่าใช้จ่ายในการพัฒนาและผลิต และความเสี่ยงที่เกี่ยวข้องกับการผลิตในอนาคต ด้วยเหตุผลตามที่กล่าวแล้ว และยังมีข้อควรคำนึงอื่น ๆ อีกมาก มูลค่าที่เหมาะสมจึงขึ้นอยู่กับการพิจารณา และ/หรือ การตัดสินใจของผู้วิเคราะห์เป็นหลัก

(หน่วย: ล้านบาท)	**ในประเทศ**		**ต่างประเทศ**		**รวม**	
	2544	2543	2544	2543	2544	2543
รายรับ	307,741	310,799	162,666	166,965	470,407	477,764
ค่าใช้จ่ายในการพัฒนาและผลิต	(134,806)	(114,117)	(28,026)	(28,947)	(162,832)	(143,064)
ภาษีเงินได้	(57,842)	(68,083)	(48,757)	(46,705)	(106,599)	(114,788)
กระแสเงินสดสุทธิ	115,093	128,599	85,883	91,313	200,976	219,912
ส่วนปรับลดมูลค่าตามเวลา 10% ต่อปี	(58,958)	(65,070)	(51,410)	(50,630)	(110,368)	(115,700)
มูลค่าปัจจุบันของกระแสเงินสดสุทธิ [(1)]	56,135	63,529	34,473	40,683	90,608	104,212

(1) ไม่รวมมูลค่าปัจจุบันของกระแสเงินสดสุทธิของเงินลงทุนในบริษัท Medco

การเปลี่ยนแปลงมูลค่าปัจจุบันตามการวัดมาตรฐาน ของกระแสเงินสดสุทธิที่เกี่ยวข้องกับปริมาณสำรองปิโตรเลียมที่พิสูจน์แล้ว

(หน่วย : ล้านบาท)	2544
มูลค่าปัจจุบันสุทธิ ณ ต้นปี	104,212
รายได้สุทธิหลังหักค่าใช้จ่ายในการผลิตจากการขายและจำหน่ายปิโตรเลียมที่ผลิตระหว่างปี	(22,030)
ค่าใช้จ่ายในการพัฒนาที่เกิดขึ้นระหว่างปี	6,362
การเปลี่ยนแปลงสุทธิเนื่องจากราคาและค่าใช้จ่ายในการผลิต	2,363
การเปลี่ยนแปลงสุทธิเนื่องจากค่าใช้จ่ายในการพัฒนา	(24,060)
การเพิ่มขึ้นสุทธิหลังหักค่าใช้จ่ายที่เกี่ยวข้องจากการเพิ่มขึ้นของปริมาณสำรองที่สำรวจใหม่ สำรวจเพิ่มเติมและปรับปรุงวิธีการผลิต	1,676
การเปลี่ยนแปลงในปริมาณที่ได้ประมาณการไว้	8,565
การเพิ่มขึ้นเนื่องจากส่วนปรับลดตามมูลค่าของเวลาที่เปลี่ยนไป	9,826
การเปลี่ยนแปลงสุทธิของภาษีเงินได้	3,694
มูลค่าปัจจุบันสุทธิ ณ สิ้นปี [(1)]	90,608

(1) ไม่รวมมูลค่าปัจจุบันของกระแสเงินสดสุทธิของเงินลงทุนในบริษัท Medco

# of Board of Directors' Responsibilities

The financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries being consolidated have been prepared in compliance with notification of Department of Commercial Registration dated September 14, 2001 issued under the third paragraph of section 11 of Accounting Act B.E. 2543. The financial statements have been conformed to accounting principles regulated by the Institute of Certified Accountants and Auditors of Thailand.

The Company's Board of Directors are responsible for the integrity and objectivity of the financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries in providing reasonable assurance that the financial statements present fairly financial position, results of operation, cash flows, the books and records of the Company accurately reflect all transactions, the Company's assets are properly safeguarded, including the control systems designed to protect against fraud and irregularity transaction. The financial statements have been prepared with the chosen accounting policy deemed appropriate and applied on the consistency basis in accordance with generally accepted accounting principles, and significant information has been adequately disclosed in note to financial statements, in which the independent auditor express an opinion on the financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries in the auditor's report.

Manu Leopairote	Chitrapongse Kwangsukstith
(Manu Leopairote)	(Chitrapongse Kwangsukstith)
Chairman of the Board	President

February 27, 2002

# of Auditor

TO : THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The State Audit Office has audited the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at December 31, 2001 and 2000, the related consolidated and the Company statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management as to their correctness and the completeness of the presentation. The responsibility of the State Audit Office is to express an opinion on these financial statements based on its audits and other auditors' reports. Other auditors have audited the financial statements of the joint venture projects which are jointly invested between PTT Exploration and Production Public Company Limited and other companies, and between the subsidiaries or associated companies and other companies. The State Audit Office received audit reports of other auditors and used them as a basis in auditing and expressing an opinion on the consolidated and the Company financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2001 constitute 71.24%, 5.60% and 16.26%, respectively of the consolidated totals, and 69.38%, 6.10% and 15.18%, respectively of the Company totals.

The State Audit Office conducted the audits in accordance with generally accepted auditing standards. Those standards require that the State Audit Office plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The State Audit Office believes that the audit provides a reasonable basis for the opinion.

In the opinion of the State Audit Office, based on its audit and the reports of other auditors, the consolidated and the Company financial statements referred to above present fairly, in all material respects, the consolidated and the Company financial position of PTT Exploration and Production Public Company Limited and its subsidiaries as at December 31, 2001 and 2000, the results of the consolidated and the Company operations, changes in the consolidated and the Company shareholders' equity and the consolidated and the Company cash flows for the years then ended, in conformity with generally accepted accounting principles.

Without qualifying opinion on the financial statements, the State Audit Office draws attention to Note 3 in the financial statements with regard to changing of its accounting policy for its investment in Taninthayi Pipeline Company LLC from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the investments were originally in compliance with this new accounting policy.

Jaruvan Maintaka
(Jaruvan Maintaka)
Auditor General

Prungsri Chobtham
(Prungsri Chobtham)
Auditor in charge

Balance Sheets

PTT Exploration and Production Public Company Limited and Its Subsidiaries
As at December 31, 2001 and 2000

Translation

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	The Company 2001 Baht	The Company 2000 Baht
			Restated		Restated
Assets					
Current Assets					
Cash and cash equivalents	4	15,208,723,683	16,526,578,699	7,850,262,318	9,354,694,793
Trade receivables	5	2,935,159,825	2,865,451,060	1,993,223,296	2,171,734,852
Trade receivable-parent company		516,836,803	-	-	-
Short-term loans and advances to related parties		-	-	240,369	7,173,219
Inventories		17,886,218	20,056,131	16,393,191	17,632,026
Meterials and supplies-net	6	940,386,367	566,928,651	803,306,101	454,851,602
Other current assets :					
Working capital from co-venturers		26,502,678	33,147,473	4,499,477	-
Trade receivable - others		467,451,843	365,240,633	152,619,848	179,022,765
Accrued interest receivable		67,284,046	49,149,549	36,788,327	55,036,953
Other current assets		201,789,644	103,291,160	277,713,808	93,258,578
Total Current Assets		**20,382,021,107**	**20,529,843,356**	**11,135,046,735**	**12,333,404,788**
Non-current assets					
Investments accounted for under equity method	7.1	11,348,085,123	1,376,074,372	16,735,970,387	10,386,363,740
Long-term loan to related parties	7.3	-	-	3,943,362,579	3,897,983,235
Property, Plant and Equipment-net	9	44,509,654,158	41,058,185,344	28,640,786,666	24,774,200,289
Intangible assets		304,303,417	103,314,412	304,303,417	103,314,412
Deferred Income Taxes	10.1	607,571,970	629,631,624	-	-
Other non-current assets					
Prepaid expenses	11	505,938,815	208,266,976	-	-
Deferred of bonds issuing expenses		49,567,547	66,244,922	22,297,616	32,958,622
Other non-current assets		4,597,554	9,258,679	4,549,674	9,222,399
Total non-current assets		57,329,718,584	43,450,976,329	49,651,270,339	39,204,042,697
Total Assets		77,711,739,691	63,980,819,685	60,786,317,074	51,537,447,485

The accompanying notes are an integral part of these statements.

(Signed) Chitrapongse Kwangsukstith
(Chitrapongse Kwangsukstith)
President

(Signed) Yongyos Krongphanich
(Yongyos Krongphanich)
Senior Manager, Accounting

Balance Sheets

PTT Exploration and Production Public Company Limited and Its Subsidiaries
As at December 31, 2001 and 2000

Translation

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	The Company 2001 Baht	The Company 2000 Baht
			Restated		Restated
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		987,788,081	720,661,545	732,279,020	566,667,060
Current portion of long-term loans	12	6,217,985,000	3,110,275,360	6,217,985,000	3,110,275,360
Working capital to co-venturers		40,222,971	45,176,421	37,845,388	41,175,427
Accrued expenses		2,463,340,699	1,406,831,210	2,192,215,188	1,280,741,485
Accrued interest payable		952,034,734	831,692,954	782,913,378	666,079,479
Income tax payable		3,927,060,308	3,622,199,730	3,894,295,480	3,571,263,298
Other current liabilities		121,486,895	163,019,481	94,494,282	137,643,761
Total Current Liabilities		14,709,918,688	9,899,856,701	13,952,027,736	9,373,845,870
Non-current liabilities					
Long-term Loans	13	-	1,876,590,720	-	1,876,590,720
Bonds	14	17,440,396,495	21,077,433,192	8,573,723,529	12,395,889,075
Deferred tax liabilities	10.1	7,509,116,903	5,964,685,050	6,802,072,159	5,480,819,820
Other non-current liabilities					
Deferred income	15	6,816,065,417	2,857,826,070	-	-
Other non-current liabilities		118,325,134	8,935,063	118,325,134	8,935,064
Total non-current liabilities		31,883,903,949	31,785,470,095	15,494,120,822	19,762,234,679
Total liabilities		46,593,822,637	41,685,326,796	29,446,148,558	29,136,080,549
Shareholders' Equity					
Share capital	16				
Registered capital					
654.4 million ordinary shares of Baht 5 each		3,272,000,000	3,272,000,000	3,272,000,000	3,272,000,000
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences		(222,251,462)	(105,874,047)	-	-
Retained earnings					
Appropriated					
Legal reserve		327,200,000	327,200,000	327,200,000	327,200,000
Reserve for expansion		6,204,000,000	3,728,000,000	6,204,000,000	3,728,000,000
Proposed dividend	20	3,912,000,000	1,956,000,000	3,912,000,000	1,956,000,000
Unappropriated		6,077,888,516	1,571,086,936	6,077,888,516	1,571,086,936
Total Shareholders' Equity		31,117,917,054	22,295,492,889	31,340,168,516	22,401,366,936
Total Liabilities and Shareholders' Equity		77,711,739,691	63,980,819,685	60,786,317,074	51,537,447,485

The accompanying notes are an integral part of these statements.

Statements of Income

PTT Exploration and Production Public Company Limited and Its Subsidiaries
For the years ended December 31, 2001 and 2000

Translation

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	The Company 2001 Baht	The Company 2000 Baht
			Restated		Restated
Revenues					
Sales		27,518,264,494	21,518,713,827	21,882,897,923	19,753,686,959
Revenue from pipeline transportation		662,823,250	176,115,684	-	-
Other revenues :					
Interest income		744,472,898	508,450,892	536,966,310	618,975,441
Other revenues	17	302,194,132	214,441,297	154,229,630	120,067,057
Share of profit from investments accounted for under equity method		82,455,601	-	3,749,606,647	-
Total revenues		29,310,210,375	22,417,721,700	26,323,700,510	20,492,729,457
Expenses					
Production expenses		2,479,325,694	2,536,293,679	1,877,268,451	1,971,625,774
Exploration expenses		232,963,011	201,792,477	102,859,443	58,040,341
General administrative expenses		1,089,192,184	847,227,847	877,976,721	672,727,570
Petroleum royalties		3,199,077,595	2,606,748,825	2,734,105,024	2,469,210,870
Other expenses :					
Loss on foreign exchange	18	145,304,051	972,232,663	198,466,227	984,138,227
Depreciation		3,331,674,619	3,176,471,684	2,834,188,625	2,810,054,760
Director's remuneration		4,896,256	3,949,930	4,896,256	3,949,930
Other expenses		362,018,346	640,778,438	351,984,620	521,348,463
Share of loss from investments accounted for under equity method		-	73,965,928	-	438,076,037
Total expenses		10,844,451,756	11,059,481,471	8,981,745,367	9,929,171,972
Income before interest and income taxes		18,465,758,619	11,358,240,229	17,341,955,143	10,563,557,485
Interest expenses		1,837,188,925	1,924,094,872	1,156,163,910	1,325,642,506
Income taxs	10.2	5,733,768,114	4,232,874,537	5,290,989,653	4,036,644,159
Net income		10,894,801,580	5,201,270,820	10,894,801,580	5,201,270,820
Earnings per share					
Basic earnings per share		16.71	7.98	16.71	7.98

The accompanying notes are an integral part of these statements.

File No. 82-3827

Statement of Changes in Shareholders' Equity

PTT Exploration and Production Public Company Limited and Its Subsidiaries
For the years ended December 31, 2001 and 2000

Translation

Consolidated

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Currency translation Difference	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - beginning of year 2000		3,260,000,000	11,559,080,000	-	327,200,000	1,877,000,000	-	367,708,888	17,390,988,888
Cumulative effect of the change in accounting policy	3	-	-	(5,126,444)	-	-	-	(190,892,772)	(196,019,216)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	1,877,000,000	-	176,816,116	17,194,969,672
Net income		-	-	-	-	-	-	5,433,132,238	5,433,132,238
Reserve for expansion		-	-	-	-	1,851,000,000	-	(1,851,000,000)	-
Proposed dividend		-	-	-	-	-	1,956,000,000	(1,956,000,000)	-
Balance - end of year 2000		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,628,101,910
Cumulative effect of the change in accounting policy	3	-	-	(100,747,603)	-	-	-	(231,861,418)	(332,609,021)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,295,492,889
Currency translation differences		-	-	(116,377,415)	-	-	-	-	(116,377,415)
Net income		-	-	-	-	-	-	10,894,801,580	10,894,801,580
Reserve for expansion		-	-	-	-	2,476,000,000	-	(2,476,000,000)	-
Dividend paid		-	-	-	-	-	(1,956,000,000)	-	(1,956,000,000)
Proposed dividend		-	-	-	-	-	3,912,000,000	(3,912,000,000)	-
Balance - end of year 2001		3,260,000,000	11,559,080,000	(222,251,462)	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,117,917,054

Statement of Changes in Shareholders' Equity

PTT Exploration and Production Public Company Limited and Its Subsidiaries
For the years ended December 31, 2001 and 2000

Translation

The Company

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - beginning of year 2000		3,260,000,000	11,559,080,000	327,200,000	1,877,000,000	-	367,708,888	17,390,988,888
Cumulative effect of the change in accounting policy	3	-	-	-	-	-	(190,892,772)	(190,892,772)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	327,200,000	1,877,000,000	-	176,816,116	17,200,096,116
Net income		-	-	-	-	-	5,433,132,238	5,433,132,238
Reserve for expansion		-	-	-	1,851,000,000	-	(1,851,000,000)	-
Proposed dividend		-	-	-	-	1,956,000,000	(1,956,000,000)	-
Balance - end of year 2000		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,633,228,354
Cumulative effect of the change in accounting policy	3	-	-	-	-	-	(231,861,418)	(231,861,418)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,401,366,936
Currency translation differences		-	-	-	-	-	-	-
Net income		-	-	-	-	-	10,894,801,580	10,894,801,580
Reserve for expansion		-	-	-	2,476,000,000	-	(2,476,000,000)	-
Dividend paid		-	-	-	-	(1,956,000,000)	-	(1,956,000,000)
Proposed dividend		-	-	-	-	3,912,000,000	(3,912,000,000)	-
Balance - end of year 2001		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,340,168,516

Statements of Cash Flows

PTT Exploration and Production Public Company Limited and Its Subsidiaries
For the years ended December 31, 2001 and 2000

Translation

	Notes	Consolidated		The Company	
		2001 Baht	2000 Baht	2001 Baht	2000 Baht
			Restated		Restated
Cash flows from operating activities					
Net Income		10,894,801,580	5,201,270,820	10,894,801,580	5,201,270,820
Adjustment to reconcile net income to net cash					
provided by (used in) operating activities					
Share of (profit) loss from investments accounted for under equity method		(82,455,601)	73,985,928	(3,749,606,647)	438,076,037
Depreciation		3,331,674,619	3,176,471,684	2,834,188,625	2,810,054,760
Amortization of deferred charges		10,585,658	9,604,404	10,585,659	9,604,404
Amortization of bonds issuing expenses		16,677,375	73,146,418	10,661,007	67,263,543
Bond discount		1,108,849	1,108,849	-	-
Amortization of exploration costs		125,466,860	119,761,683	8,447,575	452,703
(Gain) loss on disposal of assets		(3,203,138)	539,341,697	(3,339,860)	428,578,070
(Gain) loss on disposal of material		(415,785)	7,032,375	(415,785)	7,032,375
Deferred income taxes		1,556,293,101	517,938,438	1,321,252,338	358,836,646
Unrealized loss on foreign exchange		427,092,347	1,609,667,268	312,985,427	1,506,357,775
		16,277,625,865	11,329,329,564	11,639,559,919	10,827,527,133
Changes in assets and liabilities					
(Increase) Decrease in accounts receivable - trade		(68,437,113)	(1,461,828,894)	178,511,556	(791,310,099)
(Increase) in accounts receivables-parent company		(516,836,803)	-	-	-
(Increase) Decrease in advance to related parties		-	-	6,932,850	(6,790,327)
Decrease in inventories		2,169,912	7,376,630	1,238,835	9,228,673
(Increase) in materials and supplies - net		(372,356,933)	(29,409,725)	(348,038,714)	(29,729,005)
(Increase) Decrease in working capital from co-venturers		8,183,855	(11,181,346)	(4,894,682)	-
(Increase) Decrease in accounts receivable - others		(95,464,062)	(56,822,533)	26,402,918	59,531,600
(Increase) Decrease in accrued interest receivable		(18,819,617)	31,313,133	18,293,886	20,947,354
(Increase) in other current assets		(98,890,188)	(21,375,972)	(184,455,230)	(14,696,988)
Decrease in account reeivable-co-venturers		-	69,199,169	-	-
(Increase) in prepaid expenses		(297,676,131)	(178,652,211)	-	-
(Increase) Decrease in other assets		4,661,126	(1,571,429)	4,672,725	(1,571,429)
Increase in accounts payable		262,069,025	261,313,655	165,611,960	268,014,484

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

PTT Exploration and Production Public Company Limited and Its Subsidiaries
For the years ended December 31, 2001 and 2000

Translation

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	The Company 2001 Baht	The Company 2000 Baht
			Restated		Restated
Changes in assets and liabilities (continued)					
Increase (Decrease) in working capital to co-venturers		(4,143,981)	9,687,596	(1,788,353)	9,073,649
Increase in accrued expenses		1,067,000,550	504,795,095	918,729,316	396,467,222
Increase in accrued interest payable		114,503,476	166,379,127	110,773,071	142,925,516
Increase in income tax payable		304,915,325	1,690,249,224	323,032,182	1,870,236,079
Increase (Decrease) in other current liabilities		(42,642,155)	(244,429,200)	(43,586,669)	34,415,432
Increase in deferred income		3,953,227,912	2,408,149,574	-	-
Increase in other liabilities		109,390,070	4,437,499	109,390,070	4,437,499
		4,310,854,268	3,147,629,392	1,280,825,721	1,971,179,660
Net cash provided by operating activities		20,588,480,133	14,476,958,956	12,920,385,640	12,798,706,793
Cash flows from investing activities					
(Increase) in investments accounted for under equity method		(9,889,555,150)	(1,450,060,288)	(2,600,000,000)	(3,160,436,336)
Decrease in loan to related parties		-	-	4,203,993	1,756,067,141
(Decrease) in Promissory notes		-	-	-	(2,096,491,519)
(Increase) in property, plant and equipment - net		(6,852,820,718)	(3,241,094,323)	(6,705,882,717)	(2,582,185,688)
(Increase) in intangible assets		(211,574,664)	(49,385,657)	(211,574,664)	(49,385,657)
Net cash (used in) investing activities		(16,953,950,532)	(4,740,540,268)	(9,513,253,388)	(6,132,432,059)
Cash flows from financing activities					
(Increase) bond issuing expenses		-	(250,300)	-	-
(Decrease) in long-term loans		(2,814,886,080)	(1,877,948,040)	(2,814,886,080)	(1,877,948,040)
Dividend paid		(1,955,562,810)	(487,957,875)	(1,955,562,810)	(487,957,875)
Net cash (used in) financing activities		(4,770,448,890)	(2,366,156,215)	(4,770,448,890)	(2,365,905,915)
Net increase (decrease) in cash and cash equivalents		(1,135,919,289)	7,370,262,473	(1,363,316,638)	4,300,368,819
Cash and cash equivalents at beginning of the year		16,526,578,699	8,898,398,959	9,354,694,793	5,040,196,665
		15,390,659,410	16,268,661,432	7,991,378,155	9,340,565,484
Effects of exchange rate changes		(181,935,727)	257,917,267	(141,115,837)	14,129,309
Cash and cash equivalents at end of the year		15,208,723,683	16,526,578,699	7,850,262,318	9,354,694,793
Supplementary cash flow information					
Net cash paid during the year for					
Interest expenses		1,719,525,829	1,819,353,856	1,040,946,579	1,207,912,731
Income taxes		3,871,637,248	2,038,494,722	3,646,705,132	1,807,571,435

The accompanying notes are an integral part of these statements.

1 Basis of Presentation of Financial Statements

The consolidated financial statements include the financial statements of PTT Exploration and Production Public Company Limited (PTTEP) and its 5 subsidiaries, PTTEP International Limited (PTTEPI), PTTEP Offshore Investment Company Limited (PTTEPO), PTB Partner Company Limited (PTB), PTTEP Kim Long Vietnam Company Limited (PTTEPKV) and PTTEP Southwest Vietnam Company Limited (PTTEPSV) accounted for by the equity method, and 2 jointly controlled entities, Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC) accounted for by the equity method in financial statement of the Company but proportionate consolidation in the consolidated financial statement. Transactions between the Company and its subsidiaries have been eliminated from the consolidated financial statements.

PTTEP and its subsidiary companies record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the Company, as discussed in Note 19.

2 Summary of Significant Accounting Policies

2.1 Income Recognition

Sales are recognized when products are handed over to the customer.

Interest income is recognized on the basis of percentage of period, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

2.2 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value.

2.3 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

2.4 Investment in Subsidiary, Associated Companies, and Jointly Controlled Entities

Investments in subsidiary, associated and jointly controlled entities (in financial statement of the Company) are accounted for under the equity method. Losses on investments in subsidiary, associated and jointly controlled entities in excess of the cost of the investment are presented as a separate item in liabilities when the Company has incurred obligations or guaranteed obligations in respect of them.

The Company accounted for investment in associated companies by the acquisition cost and amortized the difference between the cost of an acquisition and the fair value of net assets of associated companies in proportion to the interest held by the Company over the estimated useful life of assets in associated companies.

2.5 Oil and Gas Properties

The Company follows the successful efforts method in accounting for its oil and gas exploration and production activities as follows:

- Acquisition costs of concession rights are capitalized.
- Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.
- Exploratory drilling costs (both tangible and intangible) are initially capitalized. If exploratory wells do not establish proved reserves or are determined to be economically unsuccessful, the related costs are charged as expenses.
- Development costs, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

2.6 Borrowing Costs

Interest incurred on loans attributable to the construction of an asset is capitalized as part of the cost of that asset until construction is substantially completed.

2.7 Property, Plant and Equipment

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

Depreciation, depletion and amortization relating to proved oil and gas properties are calculated under the unit of production method, which is based on estimated proved recoverable reserves. Changes in reserve estimates are recognized prospectively.

Depreciation of transportation pipeline of Yadana and Yetagun project is calculated on the straight-line method with an estimated useful life of 30 years.

Depreciation of other properties is determined on the straight-line method at rates ranging from 5% to 20% per annum.

2.8 Intangible Assets

This account consists of licenses for computer software. It is presented at cost minus accumulated amortization. The licenses are amortized on the straight-line method over the life of the contract, but not more than 10 years.

2.9 Deferred Tax Assets

The Company records the deferred income tax arising from temporary differences between the net book value of assets and their value for tax purposes. Deferred income tax is calculated in accordance with International Accounting Standards No.12, "Income Taxes" (revised 1996), issued by the International Accounting Standards Committee (IASC).

2.10 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates.

Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Such gains or losses are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of overseas jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, where as the income statement is translated using average exchange rate during the period. Differences from such translation have been shown under the caption of "Currency Translation Differences" in shareholders' equity.

2.11 Income Taxes

The Company's expenditures and revenues for tax purposes comprise of :

- *Current period's tax which is calculated in accordance with the Petroleum Income Tax Act B.E.* 2514 and Amendment B.E. 2532, the Revenue Code, and income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 2.9.

2.12 Reserve for Expansion

The Company sets aside a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside at the rate of 35% of the net income from exploration and production activities.

2.13 Provident Fund

The Company established a provident fund under the name of "Employee of PTTEP Registered Provident Fund". The Company contributes to the fund on a monthly basis at a rate of 15 % of its employees'salaries.

2.14 Basic earnings per share

In 2001 diluted earnings per share is determined by dividing the net earnings for the year by the total of weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares the Company may have to issue for conversion of all dilutive equivalents (warrants) to ordinary shares. However, since the exercise price of warrants as at 31 December 2001 is higher than their fair value, there is no effect on the calculation of diluted earnings per share.

2.15 Cash and cash equivalents

Cash and cash equivalents as presented in the Cash Flows Statement are defined as cash and cash at banks or financial institutions with maturities of 3 months or less.

Change in Accounting Policy

In 2001 the Company has changed its accounting policy for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the

investments in Taninthayi Pipeline Company LLC and the consolidation of the financial statements of Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC were originally in compliance with the new accounting policy. As a result of the adjustment, the retained earnings of 2000 decreased Baht 190.89 million. Net income and earnings per share for the year ended December 31, 2000 decreased Million 231.68 Baht and 0.35 Baht , respectively.

4 Cash and cash equivalents

Cash and cash equivalents comprised of :

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Cash on hand and at banks	2,693.10	427.41	1,992.75	248.88
Short-term investments	12,515.62	16,099.17	5,857.51	9,105.82
Total	15,208.72	16,526.58	7,850.26	9,354.70

Short-term investments comprised of :

	Consolidated			
	2001		2000	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed Deposits at Bank	-	-	10,317.41	2.50 – 6.27%
Treasury Bills	12,515.62	2.00 – 3.42%	5,781.76	5.62 – 6.16%
Total	12,515.62		16,099.17	

	The Company			
	2001		2000	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed Deposits at Bank	-	-	4,822.39	2.50 – 6.02%
Treasury Bills	5,857.51	2.00 – 3.42%	4,283.43	5.62 - 6.16%
Total	5,857.51		9,105.82	

5 Accounts Receivables - Trade

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
PTT Public Company Limited	2,877.03	2,793.62	1,942.80	2,099.90
Electricity Generating				
Authority of Thailand	47.06	71.83	47.06	71.83
Others	11.07	-	3.36	-
Total	2,935.16	2,865.45	1,993.22	2,171.73

6 Materials and Supplies – Net

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Materials and supplies-at cost	972.17	598.71	835.09	486.63
Provision for obsolescence	(31.78)	(31.78)	(31.78)	(31.78)
Materials and supplies-net	940.39	566.93	803.31	454.85

7 Investments and Loans to Related Parties

7.1 Investments accounted for under equity method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			2001	2000	2001	2000	2001	2000	2001	2000	For the year 2001	For the year 2000
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	19,400	16,400	PTTEP 100 %	PTTEP 100 %	19,000	16,400	15,293.19	10,135.03	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	1.51	-	-

Translation

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital 2001	Paid-in Capital 2000	Percent of Interest 2001	Percent of Interest 2000	Investment Cost Method 2001	Investment Cost Method 2000	Investment Equity Method 2001	Investment Equity Method 2000	Dividend For the year 2001	Dividend For the year 2000
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	1,442.69	249.82	-	-
							Total		16,735.97	10,386.36	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	513.60	108.00	-	-
PTTEPKV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(69.37)	(12.79)	-	-
PTTEPSV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(43.52)	(8.80)	-	-
Associated Companies												
TOP*	Power producer	Shareholding	2,810 (Baht)	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,458.53	1,376.07	-	-
New Links*	Petroleum	Shareholding	44.27	-	PTTEPO 40 %	-	9,889.56	-	9,889.56	-	-	-
							Total		11,348.09	1,376.07		
Jointly Controlled Entities												
			(Baht)	(Baht)			(Baht)	(Baht)	(Baht)	(Baht)		
CPOC*	Petroleum	Shareholding	19.8	19.8	PTTEPI 50 %	PTTEPI 50 %	9.90	9.90	9.90	9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,438.83	(352.11)	-	-
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(509.95)	(452.77)	-	-

*PTTEPI : PTTEP International Company Limited

PTTEPO : PTTEP Offshore Investment Company Limited

PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)

PTTEPKV : PTTEP Kim Long Vietnam Company Limited

PTTEPSV : PTTEP Southwest Vietnam Company Limited

CPOC : Carigali – PTTEPI Operating Company Sdn Bhd.

MGTC : Moattama Gas Transportation Company

TOP : Thai Oil Power Company Limited

New Links : New Links Energy Resources Limited

TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.44% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

On December 11, 2001 PTTEPO acquired investment in New Links with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 3,340.94 Million and will be amortized under the unit of production method based on New Links' remaining reserves as at acquisition date. The amortized amount include in share of profit (loss) from investment accounted for under equity method.

PTTEPI acquired investment in Thai Oil Power Co., Ltd (TOP) with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 448.55 Million and will be amortized based on the remaining period of 24 years of the Electricity Sale Contract which TOP entered into with its customer. The amortized amounted Baht 18.69 Million during year 2001 includes in share of profit (loss) from investment accounted for under equity method.

7.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

	2001	2000
Balance at beginning of the year	(804.88)	(776.25)
Income from operations after income tax	1,733.76	(28.63)
Balance at year-end	928.88	(804.88)

The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities, together with similar items, under separate headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of Business and Country	Percentage shareholding 2001	Percentage shareholding 2000
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC (TPC)	Gas pipeline transportation Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	2001	2000	2001	2000
Balance Sheets:				
Current assets	593.21	381.92	322.86	47.47
Fixed Assets	5,504.38	5,669.19	2,182.27	2,192.71
Current liabilities	(102.79)	(26.54)	(689.04)	(481.99)
Other liabilities	(4,756.05)	(6,476.85)	(2,068.40)	(1,947.47)
Asset (liabilities) net	1,238.75	(452.28)	(252.31)	(189.28)
Statements of Income:				
Revenues	2,417.06	682.11	345.97	81.44
Expenses	(307.74)	(310.53)	(339.97)	(219.38)
Income (loss) before income taxes	2,109.32	371.58	6.00	(137.94)
Income taxs	(318.38)	(137.96)	(62.83)	(38.13)
Net income (loss)	1,790.94	233.62	(56.83)	(176.07)

7.3 Loans to related parties

	The Company			
	2001		2000	
	Million Baht	Interest rate	Million Baht	Interest rate
Subsidiary Company – PTTEPI	3,943.36	2.6975-7.86%	3,897.98	6.50-8.53%

During the period there are repayment of principal and interest amounted Baht 4.39 million and Baht 268.23 million, respectively.

8 Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2001 and 2000 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Parent Company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	27,165.74	21,046.54	21,681.14	19,281.51
Compensation for waiving the right of carry forward gas	308.97	-	308.97	-
Prepaid compensation for waiving the right of carry forward gas	74.58	-	74.58	-
Prepaid incentive gas sale	13.06	-	13.06	-
Interest Income from deferred income	35.73	-	-	-
Revenue from rental (market price)	18.37	5.68	18.37	5.68
Subsidiary Company				
Interest income	-	-	254.37	335.10
Other revenues	-	-	89.74	75.83

9 Property, Plant and Equipment – Net

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties	Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2000	50,934.82	912.95	1,648.58	53,496.35
Increase during the year	6,641.63	77.29	147.93	6,866.85
Decrease during the year	(192.25)	(3.81)	(86.44)	(282.50)
Currency translation difference	185.15	-	-	185.15
Balance as at December 31, 2001	57,569.35	986.43	1,710.07	60,265.85
Accumulated depreciation				
Balance as at December 31, 2000	(11,356.01)	(232.26)	(849.89)	(12,438.16)
Decrease during the year	-	-	73.08	73.08
Depreciation for the year	(3,194.63)	(53.24)	(83.80)	(3,331.67)
Currency translation difference	(59.45)	-	-	(59.45)
Balance as at December 31,2001	(14,610.09)	(285.50)	(860.61)	(15,756.20)
Net book value as at December 31, 2000	39,578.81	680.69	798.69	41,058.19
Net book value as at December 31, 2001	42,959.26	700.93	849.46	44,509.65

Depreciation included in 2000 Income statement Baht 3,176.47 Million

Depreciation included in 2001 Income statement Baht 3,331.67 Million

Translation

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2000	34,347.50	665.87	1,032.15	36,045.52
Increase during the year	6,571.29	16.03	142.28	6,729.60
Decrease during the year	(21.22)	(3.81)	(76.39)	(101.42)
Balance as at December 31, 2001	40,897.57	678.09	1,098.04	42,673.70
Accumulated depreciation				
Balance as at December 31, 2000	(10,258.72)	(210.80)	(801.80)	(11,271.32)
Decrease during the year	-	-	72.60	72.60
Depreciation for the year	(2,717.63)	(40.77)	(75.79)	(2,834.19)
Balance as at December 31, 2001	(12,976.35)	(251.57)	(804.99)	(14,032.91)
Net book value as at December 31, 2000	24,088.78	455.07	230.35	24,774.20
Net book value as at December 31, 2001	27,921.22	426.52	293.05	28,640.79

Depreciation included in 2000 Income statement Baht 2,810.05 Million

Depreciation included in 2001 Income statement Baht 2,834.19 Million

10 Income Taxes

10.1 Deferred income taxes

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Deferred tax assets				
Income tax under Revenue Code	607.57	629.63	-	-
Total	607.57	629.63	-	-
Deferred tax liabilities				
Petroleum income tax	6,806.45	5,501.21	6,802.07	5,480.82
Income tax under Revenue Code	-	-	-	-
Income tax in the Union of Myanmar	702.67	463.47	-	-
Total	7,509.12	5,964.68	6,802.07	5,480.82

10.2 Income taxes

Income taxes for the years ended December 31, 2001 and 2000 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Petroleum income tax				
Current tax expenses	3,894.30	3,541.29	3,894.30	3,490.35
Deferred tax expenses	1,305.24	360.51	1,321.25	358.84
Total	5,199.54	3,901.80	5,215.55	3,849.19
Income tax under Revenue Code				
Current tax expenses	75.44	187.45	75.44	187.45
Deferred tax expenses	22.06	(32.46)	-	-
Total	97.50	154.99	75.44	187.45
Income tax in the Union of Myanmar				
Current tax expenses	206.66	-	-	-
Deferred tax expenses	230.07	176.08	-	-
Total	436.73	176.08	-	-
Total income taxes	5,733.77	4,232.87	5,290.99	4,036.64

	Tax Rate
Petroleum income tax on petroleum business in Thailand Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	30%
Income tax in the Union of Myanmar	30%

11 Prepaid Expenses

PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 15 is recognized. Prepaid expenses comprised :

(Unit : Million Baht)

	Consolidated	
	2001	2000
Petroleum royalty to the government of the Union of Myanmar	505.94	208.26

12 Current portion of long - term loans

Current portion of long - term loans comprised of :

	Consolidated and The Company			
	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,217.98	71.60	3,110.28
Unsecured and Unsubordinated	-	4,000.00	-	-
Total	50.00	6,217.98	43.20	3,110.28

13 Long-term Loans

	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Foreign loans	50.00	2,217.98	114.80	4,986.87
Less Current portion of long-term loans	(50.00)	(2,217.98)	(71.60)	(3,110.28)
	-	-	43.20	1,876.59

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

14 Bonds

	Consolidated			
	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and Unsubordinated	393.28	17,440.40	393.28	17,077.43
Unsecured and Unsubordinated	-	4,000.00	-	4,000.00
Less Current portion of long-term loans	-	(4,000.00)	-	-
Total	393.28	17,440.40	393.28	21,077.43

	The Company			
	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and Unsubordinated	393.28	8,573.72	193.28	8,395.89
Unsecured and Unsubordinated	-	4,000.00	-	4,000.00
Less Current portion of long-term loans	-	(4,000.00)	-	-
Total	393.28	8,573.72	193.28	12,395.89

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years (i.e. to be redeemed on September 19, 2007). On the date of the bond issuance, PTTEP entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 4,000,000 unsecured unsubordinated debentures with a face value of Baht 1,000 each, totaling Baht 4,000 million. The debentures bear interest at a rate of 6.5% per annum, payable every six months on August 1 and February 1 of each year, and mature in 3 years, to be redeemed on February 1, 2002 which is already paid.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

15 Deferred Income

Deferred income arises from PTTEPI received advance payments from PTT Public Company Limited (PTT), its parent company, for natural gas and MGTC and TPC received advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at December 31, 2001 and 2000 comprised:

(Unit: Million Baht)

	Consolidated	
	2001	2000
Deferred income for the year 1998	408.90	449.66
Deferred income for the year 1999	2,412.44	2,408.17
Deferred income for the year 2000	3,418.48	-
Deferred income for the year 2001	576.25	-
Total	6,816.07	2,857.83

16 Share Capital

The Company's registered capital consists of 654.4 million ordinary shares at Baht 5 each, or a total of Baht 3,272 million. Of this, 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million, have been paid up. The difference of 2.4 million shares represents those shares set aside for the exercise of warrants to purchase ordinary shares by employees. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively.

	31 December 2001	31 December 2000
Number of warrants (units)	1,200,000	1,200,000
Exercised price (Baht)	150	150

On 14 September and 14 December 2001, the exercise dates, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at 31 December 2001.

17 Other Revenues

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Revenues from related party	-	-	89.74	75.83
Revenues from petroleum business services	5.96	10.90	-	-
Rental income	26.30	26.24	26.30	26.24
Gain on disposal of assets	225.36	160.55	6.08	1.26
Others	44.57	16.75	32.11	16.74
Total	302.19	214.44	154.23	120.07

18 Gain (Loss) on Foreign Exchange

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Realized gain on foreign exchange	253.98	696.93	114.52	522.22
Unrealized (loss) on foreign exchange	(399.28)	(1,669.16)	(312.99)	(1,506.36)
Total	(145.30)	(972.23)	(198.47)	(984.14)

19 Joint Ventures

PTTEP's joint ventures

Project	Operator	Company's interest 2001	Company's interest 2000
Unocal 3	Unocal Thailand Ltd.	5	5
E 5	ExxonMobil Exploration and Production Korat Inc.	20	20
E 5 – North	Amerada Hess (Thailand) Limited	20	-
S 1	Thai Shell Exploration and Production Co., Ltd.	25	25
Bongkot	PTT Exploration and Production PCL.	44.4445	44.4445
Pailin (B12/27)	Unocal Thailand Ltd.	45	45
Arthit	PTT Exploration and Production PCL.	80	80

PTTEPI's joint ventures

Project	Operator	Company's interest 2001	Company's interest 2000
Yetagun	Premier Petroleum Myanmar Limited	14.1667	14.1667
W 7/38	Kerr-McGee (Thailand) Limited	15	15
Yadana	TotalFinaElf E&P Myanmar	25.50	25.50
M 8	TotalFinaElf E&P Myanmar	-	30
46,50,51	FINA Exploration Minh Hai B.V.	-	30
B 13/38	PTTEP International Ltd.	44.4445	44.4445
JDA (B-17 and C-19)	Carigali – PTTEPI Operating Company Sendirian Berhad	50	50

PTTEPKV's joint venture

Project	Operator	Company's interest 2001	Company's interest 2000
B and 48/95	Unocal Vietnam Exploration, Ltd.	10	10

PTTEPSV's joint venture

Project	Operator	Company's interest 2001	Company's interest 2000
52/97	Unocal Southwest Vietnam Exploration Company & Production, Ltd.	10	10

The changes of joint venture interest during the year are :

PTTEP signed an agreement for the participation interest in Petroleum Exploration Block E-5 North of Petroleum Concession No. 2/2522/17 with Amerada Hess (Thailand) Limited with interest of 20% .

PTTEPI transferred all of its interests in Block 46 to Lundin Vietnam Limited, Petronas Carigali Overseas Sdn Bhd and PetroVietnam Exploration and Production and also relinquished Blocks 50 and 51 to PetroVietnam.

PTTEPI relinquished Blocks M 8 to the government of the Union of Myanmar.

20 Proposed Dividend

On April 27, 2001, the Annual General Meeting of the shareholders approved payment of a dividend of 3.00 Baht per share to the Company's shareholders for the year 2000.

The Company has estimated the dividend to its shareholders for the year 2001 at Baht 3,912 million, representing a dividend of 6.00 Baht per share for a total of 652 million shares. This dividend will be paid upon approval by the Annual General Meeting of shareholders.

21 Disclosure of Financial instruments

Foreign currency risk

The Company and its subsidiaries have loans and bonds in foreign currency incurred from raising funds in foreign financial markets. They have a policy to manage the foreign currency risk consequently arising from changes in currency exchange rates by utilizing financial instruments such as currency swap agreements and forward exchange contracts, as discussed in Note 14.

Interest rate risk

The Company and its subsidiaries are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Company and its subsidiaries both in the current and future periods. Therefore, in order to hedge this interest rate risk, the Company and its subsidiaries have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 14.

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

(Unit : Million Baht)

	As of December 31, 2001	
	Carrying amount	Fair value
Unsecured and Unsubordinated Yen 23 billion	7,873.03	8,478.83
Cross currency interest and principal swaps	(870.13)	(892.14)
Unsecured and Unsubordinated USD 200 million	9,040.60	9,885.61

22 Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at December 31, 2001, the Company had contingent liabilities which are letters of guarantee amounting to Baht 20.20 million in the financial statements of the Company and Baht 40.86 million in the consolidated financial statements.

23 Post balance sheet event

On January 29, 2002 The Company incorporated 2 subsidiary companies, PTTEP Hoan Vu Co., Ltd. (PTTEP HV) and PTTEP Hoang Long Co., Ltd. (PTTEP HL) under Cayman Islands law. Each company is registered with 50,000 shares at 1 USD per share each, totaling USD 50,000. They are wholly owned by PTTEPO.

On February 13, 2002 PTTEP HV and PTTEP HL signed a Farmout Agreement with SOCO Vietnam Ltd. (an affiliate of SOCO International Plc., an upstream oil and gas company listed in London Stock Exchange) to participate in exploration projects Block 9-2 and 16-1, located offshore southeast of Vung Tau City, Vietnam with 25% and 15% interest respectively. The agreement will become fully effective upon receiving approvals from Petrovietnam and the Vietnamese government.

24 Presentation of financial statements

The Company presents financial statements for the year ended December 31, 2000 in compliance with notification of Department of Commercial Registration dated September 14, 2001 under the third paragraph of section 11 of Accounting Act B.E. 2543 which do not effect reported net income or shareholder's equity excepted those discussed in Note 3.

Supplemental Information on Petroleum Exploration and Production Activities Under the US Financial Accounting Standard no. 69 (FAS 69) - Unaudited

A. PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2001

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2001 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Arthit Project in the Gulf of Thailand and Blocks B, 48/95, 52/97 Projects in offshore Vietnam due to no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2001 of PTTEP and its Subsidiaries were 98 Million Stock Tank Barrels (MMSTB) for crude and condensate and 4,640 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserve (Consolidated Companies) in term of oil equivalent was 768 Million Barrels (MMBOE).

The total production in 2001 (Consolidated Companies) was 36 MMBOE or equivalent to the production rate of approximately 99,000 Barrels of Oil Equivalent per Day (BOED), approximately 15,000 BOED or 18% increase from last year. The production increase was mainly attributed to the increases of petroleum production from Yadana, Yetagun and Bongkot projects.

PTTEP indirectly holds 34.18% interest in PT Medco Energi Internasional Tbk. (Medco), an Indonesia's upstream oil and gas exploration and production company. PTTEP's share of Medco's Proved Reserves as of December 31, 2001 were 55 MMSTB for crude and 36 BSCF for gas. Medco's Proved Reserves were certified by Gaffney, Clines & Associates (Consultants) Pte., Ltd. (GCA).

The total PTTEP's worldwide Proved Reserves as of December 31, 2001, including investment in Medco were 153 MMSTB for crude and condensate, and 4,676 BSCF for gas, or approximately 829 MMBOE.

	Crude & Condensate (Million Barrel)		Natural Gas (Billion Cubic Feet)	
	Domestic [2]	Foreign	Domestic [2]	Foreign
Company's share of reserves [1] of consolidated companies				
As of December 31, 2000	81	9	2,775	1,989
1) Revision of previous estimates	11	-	70	-
2) Improved recovery	3	-	1	-
3) Purchases/sales of petroleum in place	-	-	-	-
4) Extensions and discoveries	1	-	0.29	-
5) Production	(7)	(0.19)	(139)	(56)
Total consolidated companies (December 31, 2001)	89	9	2,707	1,933

	Total		Barrel of Oil Equivalent (Million Barrel)		
	Crude & Condensate (Million Barrel)	Natural Gas (Billion Cubic Feet)	Domestic [2]	Foreign	Total
Company's share of reserves [1] of consolidated companies					
As of December 31, 2000	90	4,764	514	265	779
1) Revision of previous estimates	11	70	21	-	21
2) Improved recovery	3	1	3	-	3
3) Purchases/sales of petroleum in place	-	-	-	-	-
4) Extensions and discoveries	1	0.29	1	-	1
5) Production	(7)	(195)	(29)	(7)	(36)
Total consolidated companies (December 31, 2001)	98	4,640	510	258	768
MEDCO [3]	55	36	-	61	61
Total Worldwide (December 31, 2001)	153	4,676	510	319	829

(1) The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Includes JDA Project

(3) PTTEP indirectly holds 34.18% interest in Medco. . Medco's proved reserves as of January 1, 2002 were certified by Gaffney, Clines & Associates (Consultants) Pte. Ltd. .

B Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization. Proved properties include wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities. The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	2001	2000 (Restated) (1)
Proved properties	54,885	48,616
Unproved properties	788	548
Support equipment and facilities	1,532	1,527
Gross capitalized costs	57,205	50,691
Accumulated depreciation, depletion, and amortization	(15,250)	(12,025)
Net capitalized costs	41,955	38,666

(1) Proportionate consolidation for Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC

C Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells. Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline

(Million Baht)	2001			2000 (Restated) [2]		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	-	-	-	-	-	-
- Unproved	-	-	-	(9)	160	151
Exploration costs [1]	505	57	562	(386)	284	(102)
Development costs	6,238	10	6,248	2,440	157	2,597
Total	6,743	67	6,810	2,045	601	2,646

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(2) Proportionate consolidation for Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC

Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2001 and 2000 are shown in the following table.

Production costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. DD&A expense relates to capitalized costs incurred in acquisition, exploration and development activities, including transportation pipeline. Other income/expenses include pipeline transportation income and foreign exchange gains and losses. Income tax expenses are based on the tax effects arising from the operations. General corporate overhead and interest costs are excluded from the results of operations.

(Million Baht)	2001			2000 (Restated)[1]		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Gross revenues :						
Total Sales	22,067	5,451	27,518	19,938	1,581	21,519
Expenses :						
Production expenses	1,903	576	2,479	1,996	540	2,536
Exploration expenses	107	126	233	107	95	202
General administrative expenses	423	195	618	335	131	466
Petroleum royalties	2,743	456	3,199	2,478	128	2,606
Depreciation, depletion, and amortization	2,843	418	3,261	2,812	310	3,122
Other (income)/ expenses	291	(1,193)	(902)	300	(317)	(17)
Total expenses	8,310	578	8,888	8,028	887	8,915
Results before income taxes	13,757	4,873	18,630	11,910	694	12,604
Income tax expenses	5,569	459	6,028	4,793	144	4,937
Net results of operations	8,188	4,414	12,602	7,117	550	7,667

(1) Proportionate consolidation for Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved in the future, reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	Domestic		Foreign		Total	
	2001	2000	2001	2000	2001	2000
Future cash inflows	307,741	310,799	162,666	166,965	470,407	477,764
Future production and development costs	(134,806)	(114,117)	(28,026)	(28,947)	(162,832)	(143,064)
Future income tax expenses	(57,842)	(68,083)	(48,757)	(46,705)	(106,599)	(114,788)
Future net cash flows	115,093	128,599	85,883	91,313	200,976	219,912
10% discount for estimate timing of cash flows	(58,958)	(65,070)	(51,410)	(50,630)	(110,368)	(115,700)
Standardized measure of discounted future net cash flows [1]	56,135	63,529	34,473	40,683	90,608	104,212

(1) exclude discounted future net cash flows of investment in Medco.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Million Baht	2001
Present value at beginning of year	104,212
Sales and transfers of oil and gas produced, net of production costs	(22,030)
Development costs incurred during the period	6,362
Net changes in prices and production costs	2,363
Net change in development costs	(24,060)
Extensions, discoveries and improved recovery, less related costs	1,676
Revisions of previous quantity estimates	8,565
Accretions of discount	9,826
Net change in income taxes	3,694
Present value at the year end [1]	90,608

(1) exclude discounted future net cash flows of investment in Medco.

BBL	barrel	บาร์เรล
BOE	barrels of oil equivalent	บาร์เรลเทียบเท่าน้ำมันดิบ
BOED	barrels of oil equivalent per day	บาร์เรลเทียบเท่าน้ำมันดิบต่อวัน
BPD	barrels per day	บาร์เรลต่อวัน
BSCF*	billion standard cubic feet	พันล้านลูกบาศก์ฟุต
LNG	liquefied natural gas	ก๊าซธรรมชาติเหลว
LPG	liquefied petroleum gas	ก๊าซหุงต้ม
MMBOE	million barrels of oil equivalent	ล้านบาร์เรลเทียบเท่าน้ำมันดิบ
MMSCF*	million standard cubic feet	ล้านลูกบาศก์ฟุต
MMSCFD*	million standard cubic feet per day	ล้านลูกบาศก์ฟุตต่อวัน
MMSTB*	million stock-tank barrels	ล้านบาร์เรล
MMSTBD*	million stock-tank barrels per day	ล้านบาร์เรลต่อวัน
STB*	stock-tank barrel	บาร์เรล
STBD*	stock-tank barrels per day	บาร์เรลต่อวัน
TPD	tons per day	ตันต่อวัน

** ณ 60 องศาฟาเรนไฮต์ 1 บรรยากาศ*

Refer to gas and oil at standard conditions, 60° F and pressure 1 atmosphere (ATM)

Created & Designed : Movement G&W Co., Ltd.

555 อาคารสำนักงาน ปตท.สผ.
ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ ๑๐๙๐๐
โทรศัพท์ 0 2537 4000 โทรสาร 0 2537 4444

555 PTTEP Office Building, Vibhavadi Rangsit Rd.,
Chatuchak, Bangkok 10900, Thailand
Tel (66) 2537 4000 Fax (66) 2537 4444
www.pttep.com